As filed with the Securities and Exchange Commission on October 18, 2004

Registration No. 333-119280

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIFTH THIRD BANCORP

(Exact name of registrant as specified in its charter)

Ohio	6711	31-0854434
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Fifth Third Center, Cincinnati, Ohio 45263

(513) 579-5300

(Address, including Zip Code, and telephone number, including area code, of registrant’s principal executive offices)

Paul L. Reynolds, Esq.

Fifth Third Bancorp

38 Fountain Square Plaza

Cincinnati, Ohio 45263

(513)579-5300

(513)534-6757 (Fax)

(Name, address, including Zip Code and telephone number, including area code, of agent for service)

Copies of Communications to:

Richard G. Schmalzl, Esq.	Robert C. Schwartz, Esq.
Christine E. Oliver, Esq.	Smith, Gambrell & Russell, LLP
Graydon Head & Ritchey LLP	Suite 3100, Promenade II
1900 Fifth Third Center	1230 Peachtree Street, N.E.
511 Walnut Street	Atlanta, Georgia 30309
Cincinnati, Ohio 45202	(404) 815-3500
(513) 621-6464	(404) 815-3509 (Fax)
(513) 651-3836 (Fax)

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after this registration statement becomes effective and upon the effective time of the merger of First National Bankshares of Florida, Inc. with and into Fifth Third Financial Corporation, a wholly owned subsidiary of the Registrant, pursuant to the agreement described in the enclosed proxy statement/prospectus included in Part I of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROXY STATEMENT FOR FIRST NATIONAL BANKSHARES OF FLORIDA, INC.

SPECIAL MEETING

PROSPECTUS OF FIFTH THIRD BANCORP

First National Bankshares of Florida, Inc. and Fifth Third Bancorp have agreed that Fifth Third will acquire First National in a merger. If the merger is completed, each outstanding share of First National common stock will be exchanged for .5065 of a share of Fifth Third common stock. Cash will be paid in lieu of issuing fractional shares.

The merger cannot be completed unless the shareholders of First National approve the agreement and the plan of merger by the affirmative vote of a majority of the voting power of First National outstanding on October 12, 2004. First National has scheduled a special meeting for its shareholders to vote on the agreement. The date, time and place of the special meeting are as follows: 5:00 p.m., local time, November 22, 2004, Naples Beach Hotel, 851 Gulf Shore Boulevard North, Naples, Florida 34102.

The board of directors of First National believes that the merger is in First National’s and your best interests.

Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. Your vote is very important.

First National common stock is traded on the New York Stock Exchange under the symbol “FLB.” Fifth Third common stock is traded on the Nasdaq National Market under the symbol “FITB.”

For a description of certain significant considerations in connection with the merger and related matters described in this document, see “ Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

The shares of Fifth Third common stock are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is October 18, 2004

ADDITIONAL INFORMATION

This document incorporates important business and financial information about Fifth Third and First National from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the Securities and Exchange Commission website at http://www.sec.gov or by requesting them from Paul L. Reynolds, Secretary, Fifth Third Bancorp, Fifth Third Center, Cincinnati, Ohio 45263 (telephone number: (513) 579-5300), as relates to Fifth Third, and from Garrett S. Richter, Secretary, First National Bankshares of Florida, Inc., 2150 Goodlette Road North, Suite 800, Naples, Florida 34102 (telephone number (239) 262-7600) as relates to First National. In order to ensure timely delivery of the documents, any request should be made by November 15, 2004.

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ANNEXES:

Annex A:	Amended and Restated Agreement and Plan of Merger dated as of September 22, 2004 by and among Fifth Third Bancorp, Fifth Third Financial Corporation and First National Bankshares of Florida, Inc. (excluding exhibits)

Annex B:	Fairness Opinion of SunTrust Robinson Humphrey

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QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why do First National and Fifth Third want to merge?

A:	The First National board of directors believes that you will benefit by becoming a shareholder of Fifth Third, which has a strong financial performance record. The First National board also believes that you will benefit from the opportunity for potential future appreciation of Fifth Third common stock. Fifth Third wants to better serve its customers in First National’s service areas and to expand Fifth Third’s presence in those markets.

Q:	What will I receive for my First National shares?

A:	You will receive .5065 of a share of Fifth Third common stock for each share of First National common stock that you own at the effective time of the merger. Fifth Third will not issue any fractional shares. Instead, you will receive cash in lieu of any fractional share owed to you in an amount equal to such fraction multiplied by the average closing price of Fifth Third common stock for the 10 consecutive trading days ending on the fifth trading day before the effective date of the merger. As of the close of business on October 15, 2004, the market value of .5065 of a share of Fifth Third common stock was $24.69. The market value of the shares of Fifth Third common stock that you will receive in the merger will fluctuate both before and after the merger.

Each issued and outstanding share of Fifth Third common stock will remain issued and outstanding and will not be converted or exchanged in the merger.

Q:	When do you expect the merger to be completed?

A:	We anticipate completing the merger as soon as possible after the special shareholders’ meeting, assuming the required shareholder approval is obtained. The merger is also subject to the approval of banking regulatory authorities and the satisfaction of other closing conditions.
Q:	When and where will the special meeting take place?

A:	The special meeting will be held at 5:00 p.m., local time, on November 22, 2004 at the Naples Beach Hotel, located at 851 Gulf Shore Boulevard North, Naples, Florida 34102.

Q:	What do I need to do now?

A:	After reviewing this document, submit your proxy by executing and returning the enclosed proxy card. By submitting your proxy, you authorize the individuals named in the proxy to represent you and vote your shares at the special meeting in accordance with your instructions. These persons also may vote your shares to adjourn the special meeting from time to time and will be authorized to vote your shares at any adjournments of the meeting. Your proxy vote is important. Whether or not you plan to attend the special meeting, please submit your proxy promptly in the enclosed envelope.

Q:	How will my shares be voted if I return a blank proxy card?

A:	If you sign, date and send in your proxy card and do not indicate how you want to vote, your proxies will be counted as a vote in favor of approval of the agreement and plan of merger.

Q:	What will be the effect if I do not vote and do not return a proxy card or attend the special meeting?

A:	Your failure to vote will have the same effect as if you voted against the agreement and plan of merger.

Q:	Can I vote my shares in person?

A:	Yes, if you own your shares in your own name. You may attend the special meeting and vote your shares in person rather than signing and mailing your proxy card. However, to expedite the voting and tabulation process, we recommend that you sign, date and promptly mail the enclosed proxy card.

Q:	Can I change my mind and revoke my proxy?

A:	Yes, you may revoke your proxy and change your vote at any time before the polls close at the special meeting by:

•	signing another proxy with a later date;

•	giving written notice of the revocation of your proxy to the Secretary of First National before the meeting; or

•	voting in person at the special meeting.

Your latest dated proxy or vote will be counted.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares only if you instruct your broker on how to vote. Your broker will send you directions on how you can instruct your broker to vote. Your broker cannot vote your shares without instructions from you. Accordingly, if you do not instruct your broker how to vote your shares, your shares will not be voted which will have the same effect as voting against the agreement and plan of merger.

Q:	Should I send in my stock certificates now?

A:	No. If the merger is completed, we will send you written instructions for exchanging your stock certificates.

Q:	Who can answer my questions about the merger?

A:	If you have more questions about the merger, please contact Kevin C. Hale, President and Chief Operating Officer, or Robert T. Reichert, Vice President and Chief Financial Officer, First National Bankshares of Florida, Inc., 2150 Goodlette Road North, Naples, Florida 34102, (800) 262-7600.

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document, including the annexes, and the other documents we refer to. For more information about Fifth Third and First National, see “Where You Can Find More Information” (page 77).

The Companies

Fifth Third Bancorp

38 Fountain Square Plaza

Cincinnati, Ohio 45263

(513) 579-5300

Fifth Third is a registered financial holding company, incorporated under Ohio law, which conducts its principal activities through its banking and non-banking subsidiaries. Fifth Third’s subsidiary depository institutions operate a general banking business from over 1000 offices located throughout Ohio, Indiana, Kentucky, Illinois, Michigan, Florida, Tennessee and West Virginia. As of June 30, 2004 on a consolidated basis, Fifth Third had assets of approximately $95.6 billion, deposits of approximately $57.9 billion and shareholders’ equity of approximately $8.4 billion. Fifth Third common stock is traded on the Nasdaq National Market under the symbol “FITB.”

First National Bankshares of Florida, Inc.

2150 Goodlette Road North

Naples, Florida 34102

(800) 262-7600

First National is a registered financial holding company headquartered in Naples, Florida. First National provides a broad range of financial services to its customers through its banking, insurance agency and wealth management subsidiaries, which operate 59 full-service financial centers located throughout Southwest and Central Florida. As of June 30, 2004, First National had, on a consolidated basis, assets of approximately $4.1 billion, deposits of approximately $3.0 billion and shareholders’ equity of approximately $358 million. On September 3, 2004, First National completed its acquisition of Southern Community Bancorp which operates 18 full-service financial centers throughout south and central Florida. As of June 30, 2004, Southern Community Bancorp had $1.0 billion in consolidated assets and $877 million in deposits. First National common stock is traded on the New York Stock Exchange under the symbol “FLB.”

The Merger

Pursuant to the amended and restated agreement and plan of merger among First National, Fifth Third and Fifth Third Financial Corporation dated as of September 22, 2004, at the effective time of the merger, First National will merge with and into Fifth Third Financial Corporation, a wholly owned subsidiary of Fifth Third. Fifth Third will issue shares of its common stock to the existing shareholders of First National in exchange for their shares of First National common stock.

First National Shareholders Will Receive Fifth Third Stock in the Merger

If the merger is completed, you will have the right to receive .5065 of a share of Fifth Third common stock for each share of First National common stock that you own as of the effective time of the merger. Based on the $48.76 closing price per share of Fifth Third common stock on October 15, 2004, the value of .5065 of a share of Fifth Third common stock was $24.69.

The number of shares of Fifth Third common stock you will receive in the merger is subject to adjustments for reorganizations, recapitalizations, stock dividends and similar events before the merger is completed. Such adjustments will not alter the value of the exchange ratio, but the value of the shares of Fifth Third common stock to be issued in the merger will fluctuate from time to time.

Each share of Fifth Third common stock issued and outstanding prior to the merger will remain issued and outstanding and will not be converted or exchanged in the merger.

No Fractional Shares will be Issued

Fifth Third will not issue any fractional shares. Instead, you will receive cash in lieu of any fractional share of Fifth Third common stock owed to you in an amount equal to such fraction multiplied by the average closing price of Fifth Third common stock for the 10 consecutive trading days ending on the fifth trading day before the date on which the merger occurs.

Tax Consequences of the Merger

The exchange of shares is expected to be tax-free to you for federal income tax purposes, except for taxes payable on any cash you receive in lieu of fractional shares. The expected material federal income tax consequences of this transaction are set out in greater detail on page 32.

Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your own situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Reasons for the Merger

The First National board believes that the terms of the agreement and plan of merger are fair to, and that the merger is in the best interests of, First National and its shareholders. In reaching its decision, the First National board considered the following factors, among others:

•	the belief of the First National board that Fifth Third has offered a fair price to First National shareholders for their common stock and that the First National common stock would be exchanged on a tax-free basis (except with respect to cash received in lieu of fractional shares);

•	the liquidity and dividend history of Fifth Third common stock;

•	the potential benefits to be received by First National’s customers from the merger; and

•	an evaluation of the long-term prospects of Fifth Third.

The First National board of directors believes that the financial services industry, including banking, is becoming increasingly competitive, and that the merger will enable First National’s customers to be better served and will provide First National’s shareholders with substantial benefits.

You can find a more detailed discussion of the background to the agreement and plan of merger and First National’s and Fifth Third’s reasons for the merger in this document under “Proposal—Merger of First National into Fifth Third Financial Corporation- Background of the Merger” beginning on page 19 and “—Recommendation of the First National Board of Directors and Reasons for the Merger” beginning on page 21.

Opinion of Financial Advisor

The First National board of directors has received the opinion of its financial advisor, SunTrust Robinson Humphrey that, as of August 1, 2004, the date that Fifth Third and First National first entered into the agreement and plan of merger, the merger consideration was fair to the holders of First National common stock from a financial point of view. We have attached a copy of this opinion to this document as Annex B. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by SunTrust Robinson Humphrey in providing its opinion.

Recommendation to First National Shareholders

The First National board recommends that you vote FOR approval of the agreement and plan of merger.

The Special Meeting

A special meeting of the First National shareholders will be held at 5:00 p.m., local time, on November 22, 2004 at the Naples Beach Hotel located at 851 Gulf Shore Boulevard North, Naples, Florida 34102. Holders of First National common stock outstanding as of the close of business on October 12, 2004 are entitled to vote at the special meeting and will be asked to consider and vote upon:

•	approval of the agreement and plan of merger; and

•	any other matters as are properly presented at the special meeting.

As of the date of this document, the First National board does not know of any other matters that will be presented at the special meeting.

Votes Required

At the special meeting, the agreement and plan of merger must be approved by the affirmative vote of holders of a majority of the shares of First National outstanding at the close of business on October 12, 2004.

Approval of the agreement and plan of merger will also authorize the First National board to exercise its discretion on whether to proceed with the merger in the event First National has the right to terminate the agreement and plan of merger. This determination may be made without notice to, or the resolicitation of proxies from, the First National shareholders.

Share Ownership of First National’s Management and Directors

On October 12, 2004, the record date for the special meeting, directors and executive officers of First National and their affiliates were entitled to vote approximately 1.8 million shares of First National common stock, or 3.0% of the First National shares outstanding on that date.

Ownership of Fifth Third Following the Merger

Based on the number of shares of Fifth Third common stock and First National common stock and options to purchase First National common stock outstanding on the record date, Fifth Third would issue approximately 33.4 million shares of its common stock to First National shareholders in the merger. This would constitute approximately 5.6% of the outstanding stock of Fifth Third immediately after the merger.

Conditions to the Merger

Fifth Third and First National will complete the merger only if certain conditions are satisfied. These conditions include:

•	approval of the agreement and plan of merger by First National’s shareholders;
•	the receipt of certain regulatory approvals under banking laws and the expiration of any waiting periods; and

•	the receipt by First National and Fifth Third of the opinion of Alston & Bird LLP that the merger will not cause Section 355(e) or (f) of the Internal Revenue Code to apply to the spin-off of First National from F.N.B. Corporation, which Code provisions, if applicable, could result in the spin-off being a taxable transaction to F.N.B. Corporation (and result in a liability to First National under a tax indemnification agreement).

Some of the conditions to the merger may be waived by the company entitled to assert the condition.

Right to Terminate

The boards of directors of Fifth Third and First National may jointly agree in writing to terminate the agreement and plan of merger without completing the merger. In addition, either company can individually terminate the agreement and plan of merger prior to the completion of the merger if:

•	a governmental authority that must grant a regulatory approval denies approval of the merger (although this termination right is not available to a party whose failure to comply with the agreement and plan or merger resulted in those actions by a governmental authority);

•	a governmental entity of competent jurisdiction issues a final nonappealable order enjoining or otherwise prohibiting the merger;

•	the merger is not completed by July 31, 2005 (although this termination right is not available to a party whose failure to comply with the agreement and plan of merger resulted in the failure to complete the merger by that date);

•	the other party is in breach of its representations, warranties, covenants or agreements set forth in the agreement and plan of merger and the breach rises to a level that would excuse the terminating party’s obligation to complete the merger and is either incurable or is not cured within 30 days;

•	First National’s shareholders do not approve the agreement and plan of merger; or

•	other conditions to closing the merger have not been satisfied.

Fifth Third has the right to terminate the agreement and plan of merger if:

•	the aggregate amount of First National’s consolidated shareholders’ equity immediately prior to the effective time is less than $550,000,000;

•	if the board of directors of First National authorizes, recommends, proposes or publicly announces its intention to authorize, recommend or propose an acquisition proposal with any person other than Fifth Third; or

•	if at any time prior to the effective time the total number of issued and outstanding shares of First National common stock and First National common stock issuable upon the exercise of outstanding options, subscriptions, warrants, calls, rights, commitments or agreements of similar character exceeds 68,500,000 shares and of such number the number of shares issuable upon the exercise of outstanding options, subscriptions, warrants, calls, rights, commitments or agreements of similar character exceeds 7,000,000.

First National may terminate the agreement and plan of merger, if its board of directors determines that an alternative acquisition proposal that it has received is superior to the terms of the merger with Fifth Third. See “Terms of the Agreement—Acquisition Proposals by Third Parties” and “—Termination.”

Termination Fee

First National must pay Fifth Third a termination fee of $50,000,000 on the business day following termination if the agreement and plan of merger is terminated in any of the following circumstances:

•	by Fifth Third or First National because the First National shareholders did not vote in favor of the merger and, prior to the First National shareholders meeting, First National’s board of directors withdrew its recommendation or refused to recommend to the shareholders that they vote to approve the merger while there was a competing acquisition proposal that had not been withdrawn or rejected by the First National directors;

•	by Fifth Third because of First National’s failure to call the First National shareholders meeting;

•	by Fifth Third because of the First National board of directors’ recommendation of, or the announcement of the board’s intention to recommend, any alternative acquisition proposal; or

•	by First National because of its board of directors’ recommendation to its shareholders to approve a superior acquisition proposal.

First National must pay a termination fee of $50,000,000 to Fifth Third within five business days of entering into a definitive agreement for an alternative acquisition or closing such alternative acquisition if, within 12 months of the termination of the agreement and plan of merger, First National completes or enters into an agreement to complete an acquisition with a third party, and (1) the agreement and plan of merger was terminated by either Fifth Third or First National because the First National shareholders did not vote in favor of the merger and, at the time of the shareholders meeting, an alternative acquisition proposal was disclosed and not withdrawn or (2) the agreement and plan of merger was terminated by Fifth Third because of a breach by First National of its covenants, agreements or any of its representations and warranties in the agreement and plan of merger, provided that, at the time of termination, Fifth Third was not in breach of any of its covenants, agreements or any of its representations and warranties in the agreement and plan of merger and, at the time of First National’s breach, either an alternative acquisition proposal had been publicly disclosed or a third party had approached the First National board of directors about an acquisition of First National.

The purpose of the termination fees is to encourage the commitment of First National to the merger, and to compensate Fifth Third if First National engages in certain conduct which would make the merger less likely to occur. The effect of the termination fee could be to discourage other companies from seeking to acquire or merge with First National prior to completion of the merger, and could cause First National to reject any acquisition proposal from a third party which does not take into account the termination fee.

In the event the agreement and plan of merger is terminated (1) by either party because of the other party’s breach of the agreement and plan of merger, (2) by Fifth Third if the First National board of directors recommends or announces its intentions to recommend an alternative acquisition proposal, (3) by First National if its board of director’s recommends to the shareholders to approve a superior acquisition proposal, or (4) by either Fifth Third or First National if the approval of the shareholders of First National required for completion of the merger has not been obtained under circumstances which trigger the payment of the termination fee by First National, then the non-terminating party shall immediately reimburse the terminating party for its reasonable out-of-pocket expenses relating to the merger in an amount not to exceed $3,000,000.

Interests of First National’s Directors and Executive Officers in the Merger

When considering the First National board’s recommendation that First National’s shareholders vote to approve the agreement and plan of merger, you should be aware that certain First National directors and executive officers have interests in the merger that are different from, or in addition to, yours.

The members of First National’s board of directors knew about and considered these additional interests when they adopted the agreement and plan of merger.

Fifth Third Employment Agreements. Pursuant to the terms of the agreement and plan of merger, Fifth Third has entered into three-year employment agreements with Gary L. Tice, First National’s Chairman and Chief Executive Officer, Kevin C. Hale, First National’s President and Chief Operating Officer, Garrett S. Richter, First National’s Executive Vice President and Secretary and Michael Morris, President and Chief Executive Officer of First National Wealth Management Company.

Mr. Tice’s agreement employs him as the Chairman of Fifth Third Bank (Florida) and calls for an annual salary of $100,000. Mr. Hale’s agreement employs him as the President and Chief Executive Officer of Fifth Third Bank (Florida), and in the first year calls for an annual salary of $430,000 and provides Mr. Hale with the opportunity to earn an annual incentive award of up to $567,000 and to be eligible to receive grants of long-term incentives in the form of stock appreciation rights and performance units having a potential dollar value of up to $600,000. Mr. Richter’s agreement employs him as the Executive Vice President—Business Development of Fifth Third Bank (Florida), and in the first year calls for an annual salary of $310,000 and provides Mr. Richter with the opportunity to earn an annual incentive award of up to $405,000 and to be eligible to receive grants of long-term incentives in the form of stock appreciation rights and performance units having a potential dollar value of up to $400,000. Mr. Morris’s agreement employs him as the Executive Vice President—Investment Advisors of Fifth Third Bank (Florida), and in the first year calls for an annual salary of $280,000 and provides Mr. Morris with the opportunity to earn an annual incentive award of up to $243,000 and to be eligible to receive grants of long-term incentives in the form of stock appreciation rights and performance units having a potential dollar value of up to $150,000.

Change of Control Payments. At or prior to the effective time of the merger, Fifth Third will enter into an agreement with each of Messrs. Tice, Hale, Richter, Morris, Coghill and Reichert regarding the change of control benefits payable to such executive as a result of the merger under their existing employment agreement and change of control agreement with First National. The agreement to be entered into with each such executive will provide a definitive statement of the negotiated payments and benefits to be provided to the executive under those agreements by Fifth Third upon consummation of the merger. The aggregate value of the benefits to be received by each such executive has not yet been determined.

Officer Non-Compete Agreements. Each of Messrs. Tice, Hale, Richter and Morris will enter into a non-compete agreement with Fifth Third. Each non-compete agreement will provide that the executive will not compete with Fifth Third anywhere in the State of Florida during the term of his employment and for a period of one year thereafter. The agreement will also provide that the executive will not solicit employees or customers from Fifth Third during the term of his employment and for a period of one year thereafter. The consideration for entering into the non-compete agreements has not yet been determined.

Excess Parachute Payments. The Fifth Third employment agreements for Messrs. Hale, Richter and Morris and the agreements regarding change of control benefits between Fifth Third and Messrs. Tice, Hale and Richter will provide that in the event any of these individuals receive any payments pursuant to the terms of these agreements with Fifth Third that would be considered an “Excess Parachute Payment” pursuant to Section 280G of the Internal Revenue Code, then Fifth Third shall make additional gross up payments to such executive. The amount of the gross up payment will be equal to the amount of any excise tax payable by such individual under Section 4999 of the Code relating to his change of control or employment agreement payments, after deducting all state and federal income taxes incurred by him, including any taxes imposed upon the gross up payment.

Director Non-Compete Notices. Pursuant to the terms of the agreement and plan of merger, prior to the effective time of the merger, each member of the board of directors of First National must deliver to First National a Non-Compete Election Notice pursuant to the First National Directors Change of Control Agreement in which the director agrees that (1) for a period of 12 months after the merger he will not participate in any manner in an entity that is directly or indirectly in competition with First National or its successors in any county in which First National or any of its subsidiaries are currently conducting business and (2) that for a period of 24 months after the merger he will not solicit or induce any employee, agent or contractor of First National or any of its subsidiaries, in any county in which First National or any of its subsidiaries are currently conducting business, solicit customers of First National or its subsidiaries or solicit any entity to terminate its business relationship with First National or its subsidiaries. Upon receipt of the Non-Compete Election Notice, members of the board of directors who were directors as of the date of the agreement and plan of merger will receive a one-time payment equal to three times the sum of all retainer and meeting fees received by such director during the 12 month period ending on the effective date of the merger.

Stock Options and Restricted Stock. As of the effective date of the merger, unvested options to purchase First National common stock may become exercisable and all outstanding awards, options or other rights to purchase or acquire shares of First National common stock under any stock plan, agreement or arrangement, will be automatically converted into options to purchase Fifth Third common stock. In addition, all unvested shares of restricted First National common stock subject to forfeiture under the terms of First National’s restricted stock plan will automatically vest upon consummation of the merger.

Indemnification and Liability Insurance. Fifth Third will assume all permissible provisions for indemnification now existing in favor of the directors and officers of First National and its subsidiaries. Fifth Third also will purchase and keep in effect for a three-year period a policy of directors’ and officers’ liability insurance providing coverage for acts or omissions of the type currently covered by First National’s existing directors’ and officers’ liability insurance for acts or omissions occurring at or prior to the merger as long as such coverage is permissible under existing banking laws and may be obtained at no more than 150% of current premium on commercially reasonable terms.

Effect on First National’s Employees

Employment. Fifth Third will consider employing as many of the employees of First National and its subsidiaries who desire employment within the Fifth Third holding company system as possible, to the extent of available positions and consistent with Fifth Third’s standard staffing levels and personnel policies.

Fifth Third Employee Benefit Plans. Fifth Third will provide each of the full-time employees of First National and its subsidiaries who become employees of Fifth Third or its affiliates, as a group, with employee benefit plans that in the aggregate are of comparable value to the benefit plans maintained by Fifth Third for similarly situated employees of Fifth Third. Former First National employees will be given credit for prior service with First National and its subsidiaries (and their predecessor affiliates) for purposes of eligibility, vesting and accrual of benefits.

Severance. The agreement provides for the payment of severance amounts to employees of First National who do not have an employment or severance agreement under certain conditions upon termination of employment.

No Dissenters’ or Appraisal Rights

First National is a Florida corporation. Under Florida law, shareholders of First National will not have any right to dissent from the merger or obtain payments of the “fair value” of their shares as a result of, or in connection with, the merger. See “Proposal—Merger of First National into Fifth Third Financial Corporation—No Dissenters’ or Appraisal Rights.”

Accounting

Fifth Third will account for the merger as a purchase. Under the purchase method of accounting, all the assets acquired and liabilities assumed of the acquired company are recorded at their respective fair values, as of the effective date of the transaction. The amount, if any, by which the purchase price paid by Fifth Third exceeds the fair value of the net tangible and identifiable intangible assets acquired by Fifth Third in the transaction is recorded as goodwill. Fifth Third will include the revenues and expenses of First National in its consolidated financial statements from the date of the consummation of the merger.

Recent Developments

On September 3, 2004, First National completed its acquisition of Southern Community Bancorp, a bank holding company located in Orlando, Florida. Pursuant to the terms of the definitive agreement, First National exchanged 1.5047 shares of its common stock for each share of Southern Community Bancorp common stock in a tax-free merger of Southern Community Bancorp with and into First National.

On October 14, 2004, First National issued a press release summarizing its earnings for the third quarter of 2004. First National reported net income of $8.9 million, or $0.17 per diluted share, for the quarter, compared with $8.3 million, or $0.17 per diluted share, in the third quarter of 2003. Total earning assets increased to $4.7 billion as of September 30, 2004, compared with $3.2 billion as of September 30, 2003. Total loans increased to $3.7 billion as of June 30, 2004, compared with $2.3 billion as of June 30, 2003. The increases in assets and loans are primarily due to the acquisition of Southern Community Bancorp on September 3, 2004.

On October 14, 2004, Fifth Third reported its third quarter earnings results. For the quarter ended September 30, 2004, Fifth Third’s net income was $471 million and its earnings per diluted share were $.83. On a consolidated basis as of September 30, 2004, Fifth Third had assets of approximately $98.3 billion, deposits of approximately $56.9 billion and shareholders’ equity of approximately $9.0 billion.

Comparative Market Prices and Dividends

Fifth Third common stock is traded on the Nasdaq National Market under the symbol “FITB” and First National common stock is traded on the New York Stock Exchange under the symbol “FLB.” On July 30, 2004, the business day immediately preceding the public announcement of the execution of the agreement setting forth the terms of the merger and on October 15, 2004, the most recent practicable date prior to the printing of this document, the closing market prices of Fifth Third common stock and First National common stock and the equivalent price per share of First National common stock giving effect to the merger were as follows:

	July 30, 2004	October 15, 2004
Fifth Third Common Stock	$49.36	$48.76
First National Common Stock	$17.79	$24.45
Equivalent Price Per Share of First National Common Stock	$25.00	$24.69

The “Equivalent Price Per Share of First National Common Stock” at each specified date in the above table represents the closing price for a share of Fifth Third common stock on that date multiplied by the exchange ratio of .5065, which is the number of shares of Fifth Third common stock that a First National shareholder would receive for each share of First National common stock owned. See “Proposal—Merger of First National into Fifth Third Financial Corporation—Background of the Merger.” You should obtain current market quotations for shares of Fifth Third common stock and First National common stock prior to making any decisions with respect to the merger.

The following table sets forth (in per share amounts), for the calendar quarters indicated, the high and low sales prices and the cash dividends declared during each quarterly period.

	Fifth Third Common Stock			First National Common Stock
	High	Low	Dividends Declared	High	Low	Dividends Declared
2003:
First Quarter	$62.15	$47.05	$0.260	N/A	N/A	N/A
Second Quarter	60.49	47.24	0.290	N/A	N/A	N/A
Third Quarter	59.44	52.50	0.290	N/A	N/A	N/A
Fourth Quarter	60.01	55.47	0.290	N/A	N/A	N/A

2004
First Quarter	$60.00	$53.27	$0.320	$19.47	$15.73	$0.068
Second Quarter	57.00	51.13	0.320	19.90	16.45	0.068
Third Quarter	54.07	46.59	0.320	25.10	16.66	0.070
Fourth Quarter (through October 15, 2004)	50.42	48.56	—	25.22	24.32	—

Comparative Per Share Data

The following table sets forth for Fifth Third common stock, First National common stock and Southern Community Bancorp common stock certain historical, pro forma and pro forma equivalent per share financial information. The pro forma and pro forma equivalent per share information gives effect to the merger as if the merger had been effective on the dates presented, in the case of the book value data, and as if the merger had been effective as of January 1, 2003, in the case of the earnings per share and the cash dividends declared per share data. The pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting. The equivalent per share information is presented based on the exchange ratio of .5065 of a share a Fifth Third common stock for each share of First National common stock. See “Proposal—Merger of First National into Fifth Third Financial Corporation—Merger Consideration” for details regarding adjustments to the exchange ratio. This table should be read in conjunction with the historical and pro forma financial statements, including the notes thereto, of Fifth Third, which information is presented elsewhere in this document and incorporated by reference into this document. See “Where You Can Find More Information” on page 77.

The pro forma information, while helpful in illustrating the financial characteristics of the continuation of Fifth Third and First National under one set of assumptions, does not attempt to predict or suggest future results. The pro forma information also does not attempt to show how Fifth Third and First National would actually have performed had the companies been combined throughout these periods.

	Fifth Third						First National		Southern Community		Equivalent Shares Basis - .5065 of a Share of Fifth Third Common Stock(5)
	Historical		Pro Forma				Historical		Historical		Pro Forma
	Basic	Diluted	Basic		Diluted		Basic	Diluted	Basic	Diluted	Basic	Diluted
EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Twelve Months Ended December 31, 2003:	$2.85	$2.81	$2.76	(1)	$2.72	(2)	$0.67	$0.66	$0.88	$0.84	$1.40	$1.38
Six Months Ended June 30, 2004	$1.56	$1.54	$1.52	(1)	$1.49	(2)	$0.45	$0.44	$0.52	$0.48	$0.77	$0.75
CASH DIVIDENDS DECLARED PER SHARE
Twelve Months Ended December 31, 2003:	$1.13		$1.13	(3)			—		—		$0.57
Six Months Ended June 30, 2004:	$0.64		$0.64	(3)			$0.14		—		$0.32
BOOK VALUE PER SHARE
At December 31, 2003:	$15.29						$7.64		$9.52
At June 30, 2004:	$14.97		$17.13	(4)			$7.54		$9.83		$8.60

(1)	The pro forma earnings per basic common share from continuing operations is computed by dividing pro forma income from continuing operations by the weighted average pro forma basic common shares of Fifth Third.
(2)	The pro forma earnings per diluted common share from continuing operations is computed by dividing the total of pro forma income from continuing operations and the net income effect from dilutive securities by the weighted average pro forma diluted common shares of Fifth Third.
(3)	Fifth Third pro forma cash dividends declared per share represent historical cash dividends declared per share by Fifth Third.
(4)	The pro forma book value per share is computed by dividing the pro forma total shareholders’ equity of Fifth Third by total pro forma common shares of Fifth Third.
(5)	First National equivalent pro forma per share amounts are computed by multiplying the Fifth Third pro forma amounts by the calculated exchange ratio of .5065 respectively.

RISK FACTORS

In making your determination as to how to vote on the merger, you should consider the following factors:

Risks Relating to the Merger

The exchange ratio is fixed and will not be adjusted to reflect any changes in the market price of Fifth Third common stock.

You will receive as merger consideration .5065 shares of Fifth Third common stock for each share of First National common stock if the merger is completed. This exchange ratio is fixed and the agreement and plan of merger does not provide for any adjustment to the exchange ratio for changes in the stock price of either First National’s or Fifth Third’s stock. Changes in the price of Fifth Third common stock from the date of the agreement and plan of merger, from the date of this proxy statement/prospectus and from the date of the special meeting will affect the value of the merger consideration that you receive in the merger. Fifth Third’s stock price may increase or decrease before and after the merger due to a variety of factors, including, without limitation, general market and economic conditions, changes in Fifth Third’s businesses, operations and prospects and regulatory considerations. Many of these factors are beyond Fifth Third’s control.

The value of First National common stock may vary in the future.

If the merger is not completed, the value of First National common stock could increase or decrease in the future. Such value could be either higher or lower than the merger consideration being offered by Fifth Third in the merger.

The agreement and plan of merger limits First National’s ability to pursue alternatives to the merger.

The agreement and plan of merger contains terms and conditions that make it more difficult for First National to be sold to a party other than Fifth Third. These provisions impose restrictions that prevent First National from seeking another acquisition proposal and that, subject to certain exceptions, limit First National’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of First National. See “Terms of the Agreement—Acquisition Proposals by Third Parties.”

Fifth Third required First National to agree to these provisions as a condition to Fifth Third’s willingness to enter into the agreement and plan of merger. These provisions, however, might discourage a third party that might have an interest in acquiring all or a significant part of First National from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than the current proposed merger consideration, and the termination fee might result in a potential competing acquirer proposing to pay a lower per share price to acquire First National than it might otherwise have proposed to pay.

First National’s shareholders will not control Fifth Third’s future operations.

First National’s shareholders collectively own 100% of First National and, in the aggregate, have the absolute power to approve or reject any matters requiring the adoption or approval of shareholders under Florida law and First National’s charter. After the merger, First National’s shareholders in the aggregate will hold approximately 5.6% of the outstanding shares of Fifth Third common stock. Accordingly, even if all of the former First National shareholders voted in concert on all matters presented to Fifth Third’s shareholders from time to time, the former First National shareholders will not likely have a significant impact on whether future Fifth Third proposals are approved or rejected.

The directors and officers of First National will receive benefits in the merger in addition to the merger consideration received by all other First National shareholders.

Certain officers and directors of First National will receive, among other things, severance agreements, employment agreements, change of control payments, accelerated stock option vesting, and lapses of restrictions on restricted stock in connection with the merger. See “Terms of the Agreement—Interests of Certain Persons in the Merger.” Accordingly, First National’s directors and certain executive officers may have interests in the merger that are different from, or in addition to, yours.

The merger could adversely affect the tax consequences of First National’s January 1, 2004 spin-off from F.N.B. Corporation.

First National entered into a Tax Disaffiliation Agreement with F.N.B. Corporation in connection with the spin-off of First National from F.N.B. In that agreement, First National agreed to indemnify F.N.B. for all taxes and liabilities incurred as a result of any post-spin-off action or omission by First National contributing to an Internal Revenue Service determination that the spin-off was not tax-free. The Internal Revenue Service might determine that the spin-off was not tax-free, giving rise to First National’s indemnification obligation, if First National is involved in a change in control transaction during the four-year period beginning two years prior to the spin-off date that the Internal Revenue Service determines First National engaged in pursuant to the same plan or series of related transactions as the spin-off. Although Fifth Third and First National have obtained an opinion of Alston & Bird LLP that the merger will not cause Section 355 (e) or (f) of the Internal Revenue Code to apply, which Code provisions, if applicable, could cause the tax-free nature of the spin-off to F.N.B. to be lost, such tax opinion is not binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service will not assert a contrary position. If adversely determined by the Internal Revenue Service, Fifth Third, as the surviving corporation in the merger, could be required to indemnify F.N.B. with a substantial payment that could have a material adverse effect on Fifth Third.

Shareholders of First National will suffer dilution of their ownership interests if the merger is delayed past August 1, 2005 or if the merger agreement is terminated.

If the merger is not completed by August 1, 2005 or if the merger agreement is terminated, then First National is obligated under the terms of its merger agreements with each of Southern Community Bancorp and First Bradenton Bank to issue additional shares of First National common stock to the persons who were shareholders of those entities at the time such entity was acquired by First National. The issuance of such additional shares would dilute the ownership interests of First National shareholders regardless of whether or not the merger is ultimately completed and would have the effect of making such acquisitions more expensive to First National. Although not contemplated at this time, Fifth Third and First National could mutually agree to extend the closing date for the merger to a date later than August 1, 2005, and such extension would not require a new vote of the First National shareholders under the terms of the merger agreement.

Post Merger Risks

Fifth Third’s future acquisitions will dilute your ownership of Fifth Third and may cause Fifth Third to become more susceptible to adverse economic events.

Future business acquisitions could be material to Fifth Third and it may issue additional shares of common stock to pay for those acquisitions, which would dilute your ownership interest. Acquisitions also could require Fifth Third to use substantial cash or other liquid assets or to incur debt. In those events, Fifth Third could become more susceptible to economic downturns and competitive pressures.

If Fifth Third does not adjust to rapid changes in the financial services industry, its financial performance may suffer.

Fifth Third’s ability to maintain its history of strong financial performance and return on investment to shareholders will depend in part on Fifth Third’s ability to expand its scope of available financial services as needed to meet the needs and demands of its customers. In addition to the challenge of attracting and retaining customers for traditional banking services, Fifth Third’s competitors now include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that banks have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers.

Difficulties in combining the operations of acquired entities with Fifth Third’s own operations may prevent Fifth Third from achieving the expected benefits from its acquisitions.

Fifth Third may not be able to achieve fully the strategic objectives and operating efficiencies in all of its acquisitions, including First National. Inherent uncertainties exist in integrating the operations of an acquired company into Fifth Third. In addition, the markets and industries in which Fifth Third operates are highly competitive. Fifth Third also may lose key personnel, either from the acquired entities or from itself, as a result of acquisitions. These factors could contribute to Fifth Third not achieving the expected benefits from its acquisitions within the desired time frames, if at all.

Future results of the combined companies may differ materially from the pro forma financial information presented in this document.

Future results of the combined company may be materially different from those shown in the pro forma financial statements that only show a combination of our historical results. The pro forma financial information includes certain adjustments and merger related charges which represent management’s estimates based on current information and market conditions. Accordingly, the final adjustments and charges and results of operations may be materially different from the pro forma financial information presented in this document.

Future governmental regulation and legislation could limit Fifth Third’s future growth.

Fifth Third and its subsidiaries are subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of the operations of Fifth Third and its subsidiaries. These laws may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance funds. The impact of any changes to these laws may negatively impact Fifth Third’s ability to expand its services and to increase the value of its business. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on Fifth Third, these changes could be materially adverse to Fifth Third’s shareholders.

Changes in interest rates could reduce Fifth Third’s income and cash flows.

Fifth Third’s income and cash flows depend to a great extent on the difference between the interest rates earned on interest-earning assets such as loans and investment securities, and the interest rates paid on interest-bearing liabilities such as deposits and borrowings. These rates are highly sensitive to many factors which are beyond Fifth Third’s control, including general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits and the rates received on loans and investment securities and paid on deposits. Fluctuations in these areas may adversely affect Fifth Third.

FORWARD-LOOKING STATEMENTS

This document, including information incorporated by reference into this document, contains or may contain forward-looking statements about Fifth Third, First National and the combined company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This document contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Fifth Third, including statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates” or similar expressions. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, those risks discussed above. Further information on other factors which could affect the financial results of Fifth Third after the merger are included in the SEC filings incorporated by reference into this document. See “Where You Can Find More Information” on page 77.

THE SPECIAL MEETING

This document and the accompanying proxy card are being furnished to you in connection with the solicitation by the board of directors of First National of proxies to be used at the special meeting to be held at 5:00 p.m., local time, on November 22, 2004 at the Naples Beach Hotel located at 851 Gulf Shore Boulevard North, Naples, Florida 34102, and at any adjournments thereof. This document and the enclosed notice of First National’s special meeting and proxy card are first being sent to you on or about October 20, 2004.

Purpose of the Meeting

The purpose of the special meeting of First National’s shareholders is to vote upon the approval of the agreement and plan of merger relating to the merger of First National with and into Fifth Third Financial Corporation, a wholly owned subsidiary of Fifth Third, and other transactions contemplated thereby. First National’s shareholders also may consider and vote upon such other matters as are properly brought before the special meeting, including a proposal to adjourn the special meeting to permit further solicitation of proxies by the First National board in the event that there are not sufficient votes to approve the agreement at the time of the special meeting. However, no proxy which is voted against the approval of the agreement and plan of merger will be voted in favor of adjournment to solicit further proxies for such proposal. As of the date of this document, the First National board knows of no business that will be presented for consideration at the special meeting, other than matters described in this document.

Voting and Revocability of Proxies

The First National board of directors has fixed the close of business on October 12, 2004 as the record date for shareholders entitled to notice of and to vote at the special meeting. Only holders of record of First National common stock on that record date are entitled to notice of and to vote at the special meeting. Each share of First National common stock you own entitles you to one vote. On the record date, 59,389,490 shares of First National common stock were outstanding and entitled to vote at the special meeting, held by approximately 11,202 shareholders of record.

You may vote at the special meeting using one of the following methods:

•	You May Vote by Mail. If you properly complete and sign the accompanying proxy card and return it in the enclosed envelope, it will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

•	You May Vote in Person at the Meeting. If you plan to attend the special meeting and wish to vote in person, we will give you a ballot at the special meeting. However, if your shares are held in the name of your broker, bank or other nominee, you will need to obtain a proxy form from the institution that holds your shares indicating that you were the beneficial owner of First National common stock on October 12, 2004, the record date for voting at the special meeting.

If you hold shares of First National common stock in “street name,” you must instruct your broker to vote your shares on the proposal to approve the agreement and plan of merger, following the directions provided to you by your broker. Your failure to instruct your broker to vote on the proposal to approve the agreement and plan of merger will be the equivalent of voting against the proposal.

Shareholders who execute proxies retain the right to revoke them at any time prior to their exercise. Unless revoked, the shares represented by proxies will be voted at the special meeting and all adjournments thereof. Proxies may be revoked by: (1) written notice to the Corporate Secretary of First National, 2150 Goodlette Road North, Naples, Florida 34102, before the special meeting, (2) filing a later dated proxy prior to a vote being taken on a particular proposal at the special meeting, or (3) attending the special meeting and voting in person.

Proxies solicited by the First National board will be voted in accordance with the directions given on the proxy cards. If you sign and date your proxy card but do not indicate your vote on the proxy card, your proxy will be voted “FOR” approval of the agreement and plan of merger at the special meeting. The proxies confer discretionary authority on the persons named on the proxy cards to vote First National common stock with respect to matters incident to the conduct of the special meeting. If any other business is presented at the special meeting, proxies will be voted in accordance with the discretion of the proxy holders. Proxies marked as abstentions will have the same effect as a vote against the proposal to approve the agreement and plan of merger at the special meeting. If you do not return your proxy card, or vote at the special meeting, it will have the same effect as if you voted against the agreement and plan of merger.

Vote Required

The affirmative vote of the holders of a majority of the First National common stock outstanding is required to approve the agreement and plan of merger. The First National board of directors recommends that First National shareholders vote “FOR” approval of the agreement and plan of merger.

Because approval of the agreement and plan of merger requires the affirmative vote of the holders of a majority of the First National common stock outstanding, abstentions and failures to vote will have the same effect as votes against the proposal. Under National Association of Securities Dealers, Inc. conduct rules, your broker may not vote your shares on the First National proposal to approve the agreement and plan of merger without instructions from you. Without your voting instructions, a broker non-vote will occur. Broker non-votes have the same effect as votes against the proposal.

The affirmative vote of the holders of a majority of the shares of First National common stock present and voting on the matter may authorize the adjournment of the special meeting. No proxy that is voted against the proposal to approve the agreement and plan of merger will be voted in favor of adjournment to solicit further proxies for the proposal.

As of the record date, approximately 1.8 million shares of First National common stock (representing 3.0% of the votes entitled to be cast at the special meeting) were beneficially held by directors and executive officers of First National. Subsidiaries of First National beneficially held approximately 123,000 shares (representing .2% of the shares entitled to vote at the special meeting) of First National common stock in various fiduciary capacities as of the record date, of which those subsidiaries have sole or shared voting power.

Solicitation of Proxies

First National will pay all the costs of soliciting proxies, except that Fifth Third will share the expenses of printing and mailing this document. First National will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, directors, officers and employees of First National may solicit proxies personally or by telephone without additional compensation.

Do not send in any stock certificates with your proxy card. As soon as practicable after the completion of the merger, the exchange agent will mail transmittal forms with instructions for the surrender of stock certificates for First National common stock to former First National shareholders.

PROPOSAL—MERGER OF FIRST NATIONAL INTO FIFTH THIRD FINANCIAL

CORPORATION

The following description summarizes all material terms of the agreement and plan of merger. We urge you to read the agreement and plan of merger, a copy of which is attached as Annex A to this document and is incorporated by reference into this document.

Structure of the Merger

Upon completion of the merger, First National will merge with and into Fifth Third Financial Corporation, a wholly owned subsidiary of Fifth Third, and First National will cease to exist as a separate entity.

Corporate Governance

After the merger is completed, the directors and officers of Fifth Third who were in office prior to the effective time of the merger will continue to serve as the directors and officers, respectively, of Fifth Third for the term for which they were elected, subject to Fifth Third’s code of regulations and in accordance with law.

Merger Consideration

Each share of First National common stock (excluding treasury shares) that is issued and outstanding immediately prior to the effective time of the merger will be canceled and converted, by virtue of the merger and without any further action, into the right to receive .5065 of a share of Fifth Third common stock.

This exchange ratio is subject to change if, prior to the effective time of the merger, the outstanding shares of Fifth Third common stock or First National common stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization. In this case, an appropriate and proportionate adjustment shall be made to the exchange ratio.

No Fractional Shares

Only whole shares of Fifth Third common stock will be issued in connection with the merger. In lieu of fractional shares, each holder of First National common stock otherwise entitled to a fractional share of Fifth Third common stock will be paid, without interest, an amount of cash equal to the amount of this fraction multiplied by the average of the closing prices of a share of Fifth Third common stock on the Nasdaq National Market for the 10 consecutive trading days ending on the fifth trading day before the effective time of the merger. No shareholder will be entitled to interest, dividends, voting rights or other rights in respect of any fractional share.

Effective Time of the Merger

Unless we agree otherwise, the effective time of the merger will occur on a day specified by the parties which is not more than five business days after all conditions contained in the agreement and plan of merger have been met or waived, including the expiration of all applicable regulatory waiting periods. It is anticipated that the effective time of the merger will occur in the first quarter of 2005, although no assurance can be given in this regard. First National and Fifth Third each will have the right, but not the obligation, to terminate the agreement and plan of merger if the merger does not occur on or before July 31, 2005, provided the terminating party is not in material breach or default of any representation, warranty or covenant contained in the agreement and plan of merger on the date of such termination.

Exchange of Certificates

After the effective time of the merger, you will cease to have any rights as a shareholder of First National, and your sole rights will pertain to the right to receive shares of Fifth Third common stock and cash in lieu of fractional shares, if any, into which your shares of First National common stock will have been converted by virtue of the merger.

Within 15 business days after the effective time of the merger, Fifth Third will send to you a notice and letter of transmittal for use in submitting to Computershare Trust Company of New York, acting as exchange agent, certificates formerly representing shares of First National common stock to be exchanged for certificates representing shares of Fifth Third common stock (and, to the extent applicable, cash in lieu of fractional shares of Fifth Third common stock) which you are entitled to receive as a result of the merger. You will also receive instructions for handling share certificates which have been lost, stolen, destroyed or mislaid. You will not be entitled to receive any dividends or other distributions which may be payable to holders of record of Fifth Third common stock following the effective time of the merger until you have surrendered and exchanged your certificates (or, in the case of lost, stolen, destroyed or mislaid share certificates, such documentation as is required by Fifth Third) evidencing ownership of First National common stock. Any dividends payable on Fifth Third common stock after the effective time of the merger will be paid to the exchange agent and, upon receipt of the certificates (or, in the case of lost, stolen, destroyed or mislaid share certificates, such documentation as is required by Fifth Third) representing First National common stock, subject to any applicable escheat or similar laws relating to unclaimed funds, the exchange agent will forward to you (1) certificates representing your shares of Fifth Third common stock, (2) dividends declared thereon subsequent to the effective time of the merger, without interest, and (3) the cash value of any fractional shares, without interest. You should not submit share certificates until you have received written instructions to do so.

At the effective time of the merger, the stock transfer books of First National will be closed and no transfer of First National common stock will thereafter be made on First National’s stock transfer books. If a certificate formerly representing First National common stock is presented to First National or Fifth Third, it will be forwarded to the exchange agent for cancellation and exchange for a certificate representing shares of Fifth Third common stock.

Background of the Merger

First National became an independent public company on January 1, 2004 as a result of a pro rata distribution to shareholders declared by its former parent company, F.N.B. Corporation. One of the principal reasons for the spin-off by F.N.B. of First National was to create an expansion-oriented, growth-driven operation in Florida that would be expected to appeal to growth-oriented investors. First National started with a smaller management team and an environment more ideally suited to focus on a business in a single geographic market, rather than balancing the competing interests of two geographically and operationally distinct businesses as was the case when First National was a part of F.N.B. It was also thought that First National would be better situated to fund the implementation of its business strategy than if it remained part of F.N.B. Corporation. The spin-off of First National was not designed to facilitate the sale of First National, and following the spin-off First National’s board of directors established a policy that First National was not for sale. Accordingly, management of First National, under the direction of the board of directors, continued to pursue a growth strategy and, on March 22, 2004, announced the proposed acquisition of Southern Community Bancorp and on June 30, 2004, announced the proposed acquisition of First Bradenton Bank.

During the second quarter of 2004, management of First National became increasingly aware of institutional investors’ and industry analysts’ concern about the company’s capital position and the effect that the lack of tangible capital might have on the company’s ability to execute the growth plan approved by its board of directors. In June 2004, First National’s management, with the assistance of the company’s financial advisors, SunTrust Robinson Humphrey, began evaluating the alternatives of either raising a substantial amount of new equity capital, acquiring a financial institution with excess capital, or combining with a substantially larger strategic partner that could provide additional capital for growth in Florida.

In June 2004, a representative of Hovde Financial, LLC approached the company’s Chief Executive Officer, Gary Tice, with a recommendation that First National consider a strategic alliance with Fifth Third. After Mr. Tice declined to discuss this matter with the Hovde representative, the Hovde representative met with senior executives at Fifth Third on June 30, 2004 to discuss the possibility of a business combination of the two companies. Mark Graf, the Chief Financial Officer of Fifth Third, responded that Hovde had presented some intriguing ideas and indicated that any meeting between Fifth Third and First National should not take place until after the 4th of July weekend. On July 2, Hovde representatives informed Mr. Tice that representatives of Fifth Third would like to meet with him to discuss the possibility of a strategic alliance. Mr. Tice consulted with First National’s lead outside director, Charles Cricks, and with the company’s outside legal counsel, Smith, Gambrell & Russell, LLP, and financial advisors, SunTrust Robinson Humphrey, and determined that meeting to listen to a proposal from Fifth Third would be in the best interest of shareholders.

On July 13, 2004, Mr. Tice, George Schaefer, the Chief Executive Officer of Fifth Third, and Mr. Graf met over dinner. Their discussions principally revolved around business cultural issues that the parties believed would be crucial in evaluating whether a strategic alliance would be feasible. The three executives met a second time for breakfast the following morning to further discuss the possibility of a strategic alliance. At this meeting the Fifth Third executives indicated that Fifth Third would be willing to pay up to the equivalent of $25.00 per share for each share of First National’s stock. The meeting ended with Mr. Tice indicating that he would have to carefully evaluate this opportunity with First National’s advisors before responding. Mr. Tice consulted with Mr. Cricks and representatives of SunTrust Robinson Humphrey and Smith, Gambrell & Russell over the next several days. On July 16, Messrs. Tice and Cricks concluded that they should arrange to meet with each member of the company’s board of directors to discuss Fifth Third’s proposal. Meetings among Messrs. Tice and Cricks and the members of the company’s board of directors occurred from July 16 through July 18. While Mr. Tice and the members of the company’s board of directors were meeting and evaluating Fifth Third’s proposal, Mr. Tice authorized SunTrust Robinson Humphrey to negotiate more specific terms of the proposal to affiliate with Fifth Third. Mr. Tice was also negotiating with Fifth Third’s management regarding the structure of the combined company post-merger, responsibility of existing management, and related issues.

On Tuesday, July 27, Fifth Third management articulated the final terms of a proposed affiliation, including the exchange ratio and the post-merger management structure and business plan. Also on that day, Mr. Tice summarized these discussions in a telephone conference call with the company’s board of directors and representatives of SunTrust Robinson Humphrey and the company’s legal counsel. The board unanimously agreed to pursue this opportunity, and a special meeting of the board of directors was called for at 4:00 p.m., Sunday, August 1, 2004.

From July 27 to August 1, management of the two companies and their respective legal and financial advisors negotiated the terms of the proposed agreement and plan of merger. SunTrust Robinson Humphrey and management of First National also conducted due diligence with respect to Fifth Third and representatives of Fifth Third conducted due diligence of First National at First National’s offices in Naples, Florida.

The Fifth Third board of directors approved the agreement and plan of merger during a special meeting held on July 31, 2004.

On August 1, 2004, the First National board of directors held a special meeting. Management of First National updated the board on the successful completion of the due diligence review of Fifth Third and the negotiation of a definitive agreement and plan of merger. Representatives of Smith, Gambrell & Russell reviewed the proposed definitive agreement and plan of merger in detail. Representatives of SunTrust Robinson Humphrey reviewed with the board of directors of First National its financial analysis of the merger and delivered its oral opinion, which was subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the 0.5065 shares of Fifth Third common stock to be exchanged for each share of First National common stock (other than certain shares specified in the agreement and plan of merger) was fair from a financial point of view to the holders of First National common stock. After lengthy discussion and deliberation, the board of directors approved the agreement and plan of merger, and authorized Mr. Tice to execute the agreement and plan of merger on behalf of First National, and to take such further action as necessary to consummate the merger, subject to the required regulatory and shareholder approvals.

Immediately following the conclusion of First National’s board meeting, the parties entered into the agreement and plan of merger.

As of September 22, 2004, the parties entered into an amended and restated agreement and plan of merger to change the legal structure of the acquisition from a merger of First National with and into Fifth Third to a merger of First National with and into Fifth Third Financial Corporation, a wholly owned subsidiary of Fifth Third.

Recommendation of the First National Board of Directors and Reasons for the Merger

In evaluating and determining to approve the merger agreement, the First National board of directors, with the assistance of SunTrust Robinson Humphrey and outside legal counsel, considered a variety of factors and based their opinion as to the fairness of the transactions contemplated by the merger agreement primarily on the following factors:

•	The financial terms of the merger, including the value of the consideration offered, the premium to book value paid, the ratio of Fifth Third’s offer price to First National’s earnings and the prices paid in comparable transactions in Florida and the Southeastern United States over the last few years.

•	The future prospects of First National and possible alternatives to the proposed merger, including the prospects of continuing as an independent institution.

•	The opinion of SunTrust Robinson Humphrey that the merger consideration is fair, from a financial point of view, to First National’s shareholders.

•	Information with respect to the financial condition, results of operations, business and prospects of First National and the current industry, economic and market conditions, as well as the risks associated with achieving those prospects.

•	The non-financial terms and structure of the merger agreement and the proposed merger, in particular, the fact that the merger would qualify as a tax-free reorganization to First National shareholders.

•	The business and financial condition and earnings prospects of Fifth Third, the potential appreciation of Fifth Third common stock and the competence and experience of Fifth Third management.

•	The social and economic effects of the merger on First National and its employees, depositors, loan and other customers, creditors and other constituencies of the communities in which First National is located. The First National board considered the number of employees expected to be retained by Fifth Third and the terms of the employee benefits they would receive, the terms of the severance arrangements for employees that are not retained by Fifth Third, and the commitment to customer quality and service that Fifth Third would provide to First National’s customers.

Each of the above factors supports, directly or indirectly, the determination of the First National board as to the fairness of the merger agreement and the related merger. This discussion of the information and factors considered by the First National board of directors in making its decision is not intended to be exhaustive, but does include all material factors considered by the First National board of directors. The First National board did not quantify or attempt to assign relative weights to the specific factors considered in reaching its determination; however, the First National board placed special emphasis on the consideration payable in the proposed merger and the receipt of a favorable fairness opinion from its financial advisor. For additional information regarding the fairness opinion, see “—Opinion of First National’s Financial Advisor.”

The board of directors of First National recommends that the holders of First National common stock vote “FOR” approval of the agreement and plan of merger and the plan of merger.

Fifth Third’s primary reason for entering into the merger is to further a long-range commitment of expanding its banking system to better meet and satisfy the needs of its customers, including those in First National’s service area. Fifth Third’s historic acquisition strategy has generally been to fill in its markets along the interstate highways in Ohio, Kentucky, Illinois, Indiana, Michigan, Tennessee and Florida. These acquisitions are designed to strengthen Fifth Third’s ability to compete in these markets by increasing its presence, consumer access and sales force.

Opinion of First National’s Financial Advisor

First National has engaged SunTrust Robinson Humphrey as its financial advisor in connection with the merger. At the August 1, 2004 meeting of the First National board of directors, SunTrust Robinson Humphrey reviewed with the board its financial analysis of the merger and delivered its oral opinion, which was subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to certain matters set forth in the opinion, the 0.5065 shares of Fifth Third common stock to be exchanged for each share of First National common stock (other than certain shares specified in the agreement and plan of merger) was fair from a financial point of view to the holders of First National common stock.

The full text of the opinion of SunTrust Robinson Humphrey, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B and is incorporated by reference in this proxy statement-prospectus. The summary of the SunTrust Robinson Humphrey opinion below is qualified in its entirety by reference to the full text of the opinion. We urge you to read the opinion carefully and in its entirety.

SunTrust Robinson Humphrey’s opinion is directed to the board of directors of First National and relates only to the fairness from a financial point of view of the exchange ratio to the holders of First National common stock. SunTrust Robinson Humphrey’s opinion does not address any other aspect of the merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote at the special meeting. It addresses the aggregate consideration to be received by the holders of First National common stock as a whole, without regard to size of holdings by individual shareholders, and does not address the particular situations of specific shareholders.

Material and Information Considered with Respect to the Merger

In arriving at its opinion, SunTrust Robinson Humphrey among other things:

•	reviewed the July 30, 2004 draft of the agreement and plan of merger;

•	reviewed certain publicly available business and historical financial information and other data relating to the business and financial prospects of First National and Fifth Third, including certain publicly available consensus financial forecasts and estimates relating to First National and Fifth Third that were reviewed and discussed with the management of First National and Fifth Third;

•	reviewed internal financial and operating information with respect to the business, operations and prospects of First National furnished to SunTrust Robinson Humphrey by First National;

•	reviewed the reported prices and trading activity of First National’s common stock and Fifth Third’s common stock, and compared those prices and activity with other publicly-traded companies that SunTrust Robinson Humphrey deemed relevant;

•	compared the historical financial results, present financial condition and stock market data of First National and Fifth Third with those of publicly traded companies that SunTrust Robinson Humphrey deemed relevant;

•	reviewed historical data relating to percentage premiums paid in acquisitions of publicly traded commercial banking companies since January 1, 2002;

•	reviewed certain pro forma effects of the merger on Fifth Third’s financial statements and potential benefits of the merger and discussed these items with the management of First National and Fifth Third;

•	compared the financial terms of the merger with the publicly available financial terms of certain other recent transactions that SunTrust Robinson Humphrey deemed relevant;

•	conducted discussions with members of the management of First National and Fifth Third concerning their respective businesses, operations, assets, present condition and future prospects; and

•	undertook such other studies, analyses and investigations, and considered such information, as SunTrust Robinson Humphrey deemed appropriate.

SunTrust Robinson Humphrey assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information discussed with or reviewed by it in arriving at its opinion. With respect to the financial forecasts, estimates, pro forma effects and estimates of synergies and other potential benefits of the merger provided to or discussed with it, SunTrust Robinson Humphrey assumed, at the direction of the management of First National and without independent verification or investigation, that they have been reasonably prepared on bases reflecting the best currently available information, estimates and judgments of the management of First National and Fifth Third and are otherwise reasonable. SunTrust Robinson Humphrey also assumed with the approval of First National that the future financial results referred to in its opinion that were provided to it by First National and Fifth Third will be achieved, and that the synergies and other potential benefits of the merger will be realized, at the times and in the amounts estimated by the management of First National and Fifth Third.

In arriving at its opinion, SunTrust Robinson Humphrey did not conduct a physical inspection of the properties and facilities of First National. SunTrust Robinson Humphrey did not review individual credit files nor did it make any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of First National or Fifth Third or any of their respective subsidiaries, and SunTrust Robinson Humphrey was not furnished with any such evaluation or appraisal. SunTrust Robinson Humphrey is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect to such portfolios and, accordingly, SunTrust Robinson Humphrey assumed that First National’s and Fifth Third’s allowances for losses are in the aggregate adequate to cover those losses.

The SunTrust Robinson Humphrey opinion is necessarily based upon market, economic and other conditions as they existed on and could be evaluated as of, the date of its opinion. SunTrust Robinson Humphrey’s opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available to First National or First National’s underlying business decision to effect the merger. SunTrust Robinson Humphrey was not asked to, nor did it, offer any opinion as to any terms or conditions of the agreement and plan of merger or the form of the merger (other than the exchange ratio). SunTrust Robinson Humphrey was not asked to solicit, nor did it solicit, any indications of interest from any third party with respect to the purchase of all or a part of First National’s business. The financial markets in general and the market for the common stock of First National and Fifth Third, in particular, are subject to volatility, and SunTrust Robinson Humphrey’s opinion did not address potential developments in the financial markets or what the value of Fifth Third common stock will be when issued pursuant to the agreement and plan of merger or the prices at which it will trade or otherwise be transferable at any time.

For purposes of its opinion, SunTrust Robinson Humphrey assumed that:

•	the agreement and plan of merger does not differ in any respect from the draft it examined and that Fifth Third and First National will comply in all material respects with the terms of the agreement and plan of merger and the transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement;

•	the merger will be treated as a tax-free reorganization for federal income tax purposes;

•	the merger will not adversely affect the tax-free nature or other tax consequences of First National’s spin-off from F.N.B. Corporation completed on January 1, 2004; and

•	all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on First National or Fifth Third or on the expected benefits of the merger.

SunTrust Robinson Humphrey relied as to all legal matters relevant to rendering its opinion upon the advice of its counsel. Subsequent developments may affect SunTrust Robinson Humphrey’s opinion and SunTrust Robinson Humphrey does not have any obligation to update or revise its opinion.

In preparing its opinion, SunTrust Robinson Humphrey performed a variety of financial and comparative analyses, a summary of which is described below. The summary is not a complete description of the analyses underlying SunTrust Robinson Humphrey’s opinion or the presentation made to First National’s board, but summarizes the material analyses performed and presented in connection with its opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Accordingly, SunTrust Robinson Humphrey believes that its analyses must be considered as an integrated whole and that selecting portions of its analyses and factors, without considering all analyses and factors, or focusing on information in tabular format, could create a misleading or incomplete view of the processes underlying such analyses and SunTrust Robinson Humphrey’s opinion.

In performing its analyses, SunTrust Robinson Humphrey made numerous assumptions with respect to First National, Fifth Third, industry performance and general business, economic, market and financial conditions, many of which are beyond the control of First National and Fifth Third. The estimates contained in these analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

SunTrust Robinson Humphrey’s opinion and analyses were only one of many factors considered by the First National board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the First National board of directors or management of First National with respect to the merger or the consideration to be received by First National in the merger. The exchange ratio in the merger was determined on the basis of negotiations between First National and Fifth Third. In arriving at its opinion, SunTrust Robinson Humphrey did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative) supported or failed to support its opinion. Rather, SunTrust Robinson Humphrey arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analysis it performed in connection with its opinion operated collectively to support its determination as to the fairness of the exchange ratio from a financial point of view. First National’s decision to enter into the merger was made solely by the First National board of directors and not as a result of a recommendation by SunTrust Robinson Humphrey.

The following is a summary of the material financial and comparative analyses presented by SunTrust Robinson Humphrey in connection with its opinion to the First National board of directors. The summary includes information presented in a tabular format. In order to understand fully the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses.

Analysis of First National

Analysis of Selected Publicly-Traded Reference Companies.

SunTrust Robinson Humphrey reviewed and compared publicly available financial data, market information and trading multiples for First National with other selected publicly-traded reference companies that SunTrust Robinson Humphrey deemed relevant to First National. These companies consisted of three groups: (i) banks in the United States with between $3 billion and $5 billion in total assets, referred to as the U.S. peers; (ii) banks in the United States that the Towers Perrin Group, a human resources consulting firm engaged from time to time by First National to assist in its analysis of management compensation, had historically used when comparing First National to other publicly traded banks, referred to as the Towers Perrin peers; and (iii) banks and thrifts located in the State of Florida with greater than $1 billion in total assets, referred to as the Florida peers.

U.S. Peers

1st Source Coporation (SRCE)

Alabama National BanCorporation (ALAB)

AMCORE Financial, Inc. (AMFI)

BancFirst Corporation (BANF)

Community Bank System, Inc. (CBU)

Corus Bankshares, Inc. (CORS)

CVB Financial Corp. (CVBF)

East West Bancorp, Inc. (EWBC)

F.N.B. Corporation (FNB)

First Charter Corporation (FCTR)

First Financial Bancorp. (FFBC)

First Merchants Corporation (FRME)

Gold Banc Corporation (GLDB)

Hancock Holding Company (HBHC)

MB Financial, Inc. (MBFI)

National Penn Bancshares, Inc. (NPBC)

NBT Bancorp, Inc. (NBTB)

S&T Bancorp, Inc. (STBA)

Silicon Valley Banchsares (SIVB)

Sterling Banchsares, Inc. (SBIB)

Upqua Holdings Corporation (UMPQ)

United Community Banks, Inc. (UCBI)

WesBanco, Inc. (WSBC)

Westamerica Bancorporation (WABC)

Towers Perrin Peers

Alabama National BanCorporation (ALAB)

BancorpSouth, Inc. (BXS)

Capital City Bank Group, Inc. (CCBG)

Community Trust Bancorp, Inc. (CTBI)

First Charter Corporation (FCTR)

Hancock Holding Company (HBHC)

International Bancshares Corporation (IBOC)

Provident Bankshares Corporation (PBKS)

Republic Bancorp, Inc. (RBCAA)

Seacoast Banking Corporation of Florida (SBCF)

Simmons First National Corporation (SFNC)

South Financial Group, Inc. (The) (TSFG)

Southwest Bancorporation of Texas, Inc. (SWBT)

United Community Banks, Inc. (UCBI)

Whitney Holding Corporation (WTNY)

Florida Peers

BankAtlantic Bancorp, Inc. (BBX)

BankUnited Financial Corporation (BKUNA)

Capital City Bank Group, Inc. (CCBG)

FFLC Bancorp, Inc. (FFLC)

Fidelity Bankshares, Inc. (FFFL)

Harbor Florida Bancshares, Inc. (HARB)

Seacoast Banking Corporation of Florida, Inc. (SBCF)

For the selected publicly-traded reference companies, SunTrust Robinson Humphrey analyzed, among other things, stock price as a multiple of projected calendar year 2004 and 2005 earnings per share, book value per share, tangible book value per share and assets to total market capitalization. All multiples were based on closing stock prices as of July 30, 2004. Projected earnings per share for the reference companies were based on First Call consensus estimates. First Call is an information provider that publishes a compilation of estimates of projected financial performance for publicly-traded companies produced by equity research analysts at leading investment banking firms. The following tables set forth the average and median multiples indicated by the market analysis of selected publicly-traded reference companies compared to First National multiples based on its closing stock price on July 30, 2004 of $17.79 per share and multiples based upon the implied merger price per share of $25.00:

			U.S. Peers				Towers Perrin Peers				Florida Peers
	FLB		Average		Median		Average		Median		Average		Median		Merger
Calendar 2004E EPS	19.8	x	17.1	x	16.3	x	16.1	x	16.2	x	18.1	x	17.9	x	27.8	x
Calendar 2005E EPS	17.6		15.1		14.8		14.2		14.8		16.2		15.9		24.8
Book Value Per Share	2.4		2.4		2.2		2.2		2.1		2.3		2.5		2.6
Tangible Book Value Per Share	4.8		3.1		2.9		2.8		2.9		2.6		2.8		6.6
Market Capitalization to:
Assets	20.7%		20.5%		18.9%		19.0%		17.9%		18.7%		20.1%		29.8%

SunTrust Robinson Humphrey noted that none of the companies used in the market analysis of selected publicly-traded companies were identical to First National and that, accordingly, the analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of the selected publicly-traded companies.

Analysis of Selected Merger and Acquisition Transactions

SunTrust Robinson Humphrey reviewed and analyzed the financial terms, to the extent publicly available and deemed relevant by SunTrust Robinson Humphrey, in (i) 19 selected completed and pending mergers and acquisitions involving banks in the State of Florida with total assets over $500 million that were announced between January 1, 1996 and July 30, 2004 and (ii) 27 selected completed and pending mergers and acquisitions involving banks in the United States with total assets between $2 billion and $10 billion that were announced between January 1, 2002 and July 30, 2004.

Florida Transactions

Acquiror	Target
NationsBank Corp.	Barnett Banks, Inc.
BB&T Corporation	Republic Bancshares, Inc.
Mellon Bank Corporation	United Bankshares, Inc.
Union Planters Corporation	Republic Banking Corporation of Florida
Union Planters Corporation	Capital Bancorp
Wachovia Corporation	Republic Security Financial Corporation
First National Bankshares of Florida, Inc.	Southern Community Bancorp
Wachovia Corporation	1st United Bancorp
South Financial Group, Inc. (The)	Florida Banks, Inc.
SouthTrust Corporation	American Banks of Florida, Inc.
South Financial Group, Inc. (The)	CNB Florida Bancshares, Inc.
F.N.B. Corp.	Charter Banking Corp.
Royal Bank of Canada	Admiralty Bancorp, Inc.
Union Planters Corporation	Ready State Bank
Colonial BancGroup, Inc.	P.C.B Bancorp, Inc.
Huntington Bancshares Incorporated	Citi-Bancshares, Inc.
South Financial Group, Inc. (The)	Gulf West Banks, Inc.
Alabama National BanCorporation	Indian River Banking Company
BankAtlantic Bancorp, Inc.	Bank of North America Bancorp, Incorporated

U.S. Transactions

Acquiror	Target
Independence Community Bank Corp.	Staten Island Bancorp, Inc.
BNP Paribas Group	Community First Bankshares, Inc.
Sovereign Bancorp, Inc.	Waypoint Financial Corp.
Sovereign Bancorp, Inc.	Seacoast Financial Services Corporation
Silver Acquisition Corp.	Gold Banc Corporation, Inc.
North Fork Bancorporation, Inc.	Trust Company of New Jersey (The)
Associated Banc-Corp	First Federal Capital Corp
Wells Fargo & Company	Pacific Northwest Bancorp
PNC Financial Services Group, Inc.	United National Bancorp
International Bancshares Corporation	Local Financial Corporation
General Electric Company	Mill Creek Bank
Banknorth Group, Inc.	American Financial Holdings, Inc.
BB&T Corporation	Republic Bancshares, Inc.
Huntington Bancshares Incorporated	Unizan Financial Corporation
Webster Financial Corporation	FIRSTFED AMERICA BANCORP, INC.
Hibernia Corporation	Coastal Bancorp, Inc.
First Niagara Financial Group, Inc.	Hudson River Bancorp, Inc.
Commercial Capital Bancorp Inc.	Hawthorne Financial Corporation
New Haven Savings Bank	Connecticut Bancshares, Inc.
Cathay Bancorp, Inc.	GBC Bancorp
National City Corporation	Allegiant Bancorp, Inc.
MAF Bancorp, Inc.	St. Francis Capital Corporation
Provident Financial Services, Inc.	First Sentinel Bancorp, Inc.
Partners Trust Financial Group, Inc. (MHC)	BSB Bancorp, Inc.
Mercantile Bankshares Corp.	F&M Bancorp
Sky Financial Group Inc.	Second Bancorp Incorporated
Marshall & Ilsley Corporation	Mississippi Valley Bancshares, Inc.

For the selected transactions, SunTrust Robinson Humphrey analyzed, among other things, acquisition price as a multiple of latest 12 months earnings per share, book value per share, tangible book value per share, total assets and premium to deposits. All multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. The following tables set forth the average and median multiples indicated by this analysis compared to multiples based upon the implied merger price per share of $25.00:

	Florida Transactions				U.S. Transactions
	Average		Median		Average		Median		Merger
Deal Value Per Share to:
LTM EPS	27.25	x	25.00	x	19.86	x	19.44	x	29.76
Book Value Per Share	2.91		2.96		2.22		2.26		2.64
Tangible Book Value Per Share	3.15		3.04		2.70		2.68		6.63

Total Deal Value to:
Assets	24.32%		23.28%		18.78%		18.50%		29.83

Franchise Premium:
Core Deposits	25.88%		25.00%		21.52%		22.85%		32.02

SunTrust Robinson Humphrey noted that no transaction considered in the analysis of selected merger and acquisition transactions is identical to the merger and may differ significantly from the merger based on, among other things, the size of the transactions, the structure of the transactions and the dates that the transactions were announced and consummated. All multiples for the selected transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period during which the selected transactions occurred.

Premiums Paid Analysis

SunTrust Robinson Humphrey analyzed the transaction premiums paid in 64 merger and acquisition transactions involving publicly traded banks in the United States announced between January 1, 2002 and July 30, 2004, based on the target company’s stock price one day, one week and four weeks prior to public announcement of the transaction.

Acquiror	Target
Peoples Holding Company	Heritage Financial Holding Corporation
Wachovia Corporation	SouthTrust Corporation
National City Corporation	Wayne Bancorp, Inc.
Southwest Bancorporation of Texas, Inc.	Klein Bancshares, Incorporated
SunTrust Banks, Inc.	National Commerce Financial Corporation
Royal Bank of Scotland Group, Plc	Charter One Financial, Inc.
BNP Paribas Group	USDB Bancorp
Central Pacific Financial Corp.	CB Bancshares, Inc.
Omega Financial Corporation	Sun Bancorp, Inc.
TierOne Corporation	United Nebraska Financial Company
First National Bankshares of Florida, Inc.	Southern Community Bancorp
South Financial Group, Inc. (The)	Florida Banks, Inc.
BNP Paribas Group	Community First Bankshares, Inc.
Umpqua Holdings Corporation	Humboldt Bancorp
Investor Group	Centennial Bank Holdings, Inc.
Eurobancshares, Inc.	Bank & Trust of Puerto Rico
Silver Acquisition Corp.	Gold Banc Corporation, Inc.
National City Corporation	Provident Financial Group, Inc.

Acquiror	Target
Huntington Bancshares Incorporated	Unizan Financial Corporation
International Bancshares Corporation	Local Financial Corporation
Regions Financial Corporation	Union Planters Corporation
South Financial Group, Inc. (The)	CNB Florida Bancshares, Inc.
J.P. Morgan Chase & Co.	Bank One Corporation
Sky Financial Group Inc.	Second Bancorp Incorporated
Colonial BancGroup, Inc.	P.C.B. Bancorp, Inc.
Partners Trust Financial Group, Inc. (MHC)	BSB Bancorp, Inc.
Hanmi Financial Corporation	Pacific Union Bank
North Fork Bancorporation, Inc.	Trust Company of New Jersey (The)
Susquehanna Bancshares, Inc.	Patriot Bank Corp.
Banknorth Group, Inc.	CCBT Financial Companies Inc.
BB&T Corporation	Republic Bancshares, Inc.
National City Corporation	Allegiant Bancorp, Inc.
First Place Financial Corp.	Franklin Bancorp, Inc.
Provident Bankshares Corporation	Southern Financial Bancorp, Inc.
Bank of America Corporation	FleetBoston Financial Corporation
Alabama National BanCorporation	Indian River Banking Company
Pacific Capital Bancorp	Pacific Crest Capital, Inc.
UnionBanCal Corporation	Business Bancorp
First Midwest Bancorp, Inc.	CoVest Bancshares, Inc.
Fulton Financial Corporation	Resource Bankshares Corporation
PNC Financial Services Group, Inc.	United National Bancorp
Wells Fargo & Company	Pacific Northwest Bancorp
South Financial Group, Inc. (The)	MountainBank Financial Corporation
Cathay Bancorp, Inc.	GBC Bancorp
United Bankshares, Inc.	Sequoia Bancshares, Inc.
Mercantile Bankshares Corp.	F&M Bancorp
KNBT Bancorp Inc.	First Colonial Group, Inc.
General Electric Company	Mill Creek Bank
BB&T Corporation	First Virginia Banks, Inc.
Charter One Financial	Advance Bancorp Inc.
Fulton Financial Corporation	Premier Bancorp Inc.
Chittenden Corp.	Granite State Bankshares, Inc.
M&T Bank Corporation	Allfirst Financial, Inc.
Royal Bank of Canada	Admiralty Bancorp, Inc.
UCBH Holdings, Inc.	Bank of Canton of California
Rabobank Group	VIB Corp.
Fifth Third Bancorp	Franklin Financial Corporation
Umpqua Holdings Corp.	Centennial Bancorp
Marshall & Ilsley Corporation	Mississippi Valley Bancshares, Inc.
Sky Financial Group Inc.	Three Rivers Bancorp, Inc.
First Community Bancorp	First National Bank
Banknorth Group, Inc.	Bancorp Connecticut, Inc.
South Financial Group, Inc. (The)	Gulf West Banks, Inc.
Hawthorne Financial Corporation	First Fidelity Bancorp, Inc.

This analysis indicated the following premiums paid in the selected transactions:

	Purchase Price Premium Prior to Announcement
	1 Day	1 Week	4 Weeks
Median Premium	19.8%	21.4%	24.4%

SunTrust Robinson Humphrey then applied the median multiples resulting from the analysis above to the relevant closing prices of First National’s common stock. This analysis yielded a range of implied equity values per share for First National of between $20.82 and $22.98.

Dividend Discount Analysis

SunTrust Robinson Humphrey performed a dividend discount analysis based upon projections provided by First National’s management for the fiscal years ending December 31, 2004 through 2008 to estimate the net present equity value per share of First National. SunTrust Robinson Humphrey discounted five years of estimated cash flows for First National, assuming a dividend rate sufficient to maintain a tangible equity capital ratio (defined as tangible equity divided by tangible assets) of 6.00% and using a range of discount rates from 11% to 13%. In order to derive the terminal value of First National’s earnings stream beyond 2008, SunTrust Robinson Humphrey assumed terminal value multiples of fiscal year 2008 earnings per share ranging from 18.0x to 20.0x. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of First National common stock. This analysis yielded a range of stand-alone values for First National common stock of between $14.43 and $17.55 per share, with an average value of $15.95 per share.

Contribution Analysis

SunTrust Robinson Humphrey reviewed the relative contribution that Fifth Third and First National would be making to the combined business in terms of net interest income, loan loss provision, non-interest income, non-interest expense, net income, total assets, net loans, total deposits, shareholders’ equity and tangible shareholders’ equity. SunTrust Robinson Humphrey analyzed relative contribution based on (i) for income statement items, the latest 12 months results for each company through June 30, 2004 and (ii) for balance sheet items, financial condition on June 30, 2004. The relative contribution of First National to the combined entity’s pro forma combined financial results ranged from a high of 6.1% (based on each company’s total deposits and shareholders’ equity as of June 30, 2004) to a low of 1.5% (based on each company’s loan loss provision for the latest 12 months ending June 30, 2004). First National’s shareholders are expected to receive approximately 5.6% ownership of the combined entity, based on the exchange ratio of 0.5065.

Analysis of Fifth Third

Analysis of Selected Publicly-Traded Reference Companies

SunTrust Robinson Humphrey reviewed and compared publicly available financial data, market information and trading multiples for Fifth Third with other selected publicly-traded reference companies that SunTrust Robinson Humphrey deemed similar to Fifth Third. These companies are:

KeyCorp (KEY)

National City Corporation (NCC)

PNC Financial Services Group, Inc. (PNC)

SunTrust Banks, Inc. (STI)

U.S. Bancorp (USB)

Wachovia Corporation (WB)

Wells Fargo & Company (WFC)

For the selected publicly-traded reference companies, SunTrust Robinson Humphrey analyzed, among other things, stock price as a multiple of the latest 12 months earnings per share, projected calendar year 2004 and 2005 earnings per share, book value per share, tangible book value per share and assets as a percentage of total market capitalization. All multiples were based on closing stock prices as of July 30, 2004. Projected earnings per share for the reference companies were based on First Call consensus estimates. The following table sets forth the median multiples indicated by the market analysis of selected publicly-traded reference companies:

	Fifth Third		Reference Companies
			Average		Median
Market Price to:
LTM EPS	16.6	x	12.9	x	13.4	x
Calendar 2004E EPS	15.4		12.3		12.7
Calendar 2005E EPS	13.7		11.6		11.7
Book Value Per Share	3.3		2.2		2.0
Tangible Book Value Per Share	3.8		2.8		2.7
Market Capitalization to:
Assets	29.0%		18.9%		19.1%

SunTrust Robinson Humphrey noted that none of the companies used in the market analysis of selected publicly-traded companies were identical to Fifth Third and that, accordingly, the analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of the selected publicly-traded companies.

Dividend Discount Analysis

SunTrust Robinson Humphrey performed a dividend discount analysis based upon projections provided by First Call for the fiscal years ending December 31, 2004 and 2005 and based upon net income growth and asset growth of 13% and 8%, respectively, for the fiscal years ending December 31, 2006, 2007 and 2008 to estimate the net present equity value per share of Fifth Third. Net income growth for the years ending December 31, 2006, 2007 and 2008 was based upon consensus five year projected growth estimates for Fifth Third provided by First Call. SunTrust Robinson Humphrey discounted five years of estimated cash flows for Fifth Third, assuming a dividend payout rate of 40% on net income and using a range of discount rates from 10% to 12%. In order to derive the terminal value of Fifth Third’s earnings stream beyond 2008, SunTrust Robinson Humphrey assumed terminal value multiples of fiscal year 2008 earnings per share ranging from 15.0x to 17.0x. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Fifth Third common stock. This analysis yielded a range of stand-alone values for Fifth Third common stock of between $52.50 and $64.10 per share, with an average value of $58.12 per share. SunTrust Robinson Humphrey noted as part of its analysis that Fifth Third’s closing stock price on July 30, 2004 was $49.36.

Other Factors and Analyses

SunTrust Robinson Humphrey took into consideration various other factors and analyses, including: historical market prices and trading volumes for each of First National’s and Fifth Third’s common stock; movements in the common stock of selected publicly-traded companies; movements in the S&P Bank Index; and analyses of the costs of equity of each of First National and Fifth Third.

Information Regarding SunTrust Robinson Humphrey

The First National board of directors selected SunTrust Robinson Humphrey to act as its financial advisor and render a fairness opinion regarding the merger because SunTrust Robinson Humphrey is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and because it is familiar with First National, its business and its industry. SunTrust Robinson Humphrey is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.

Pursuant to a letter agreement dated July 31, 2004, First National paid SunTrust Robinson Humphrey an opinion fee of $1,500,000 upon the signing of the agreement and plan of merger. First National has agreed to pay SunTrust Robinson Humphrey a financial advisory fee at closing of the merger equal to 0.75% of the aggregate consideration to be received pursuant to the merger, less the $1,500,000 previously received. Based on the current market price of Fifth Third common stock as of the date of this document, the additional fee payable to SunTrust Robinson Humphrey under the preceding formula would be approximately $9,500,000. In addition, First National has agreed to reimburse SunTrust Robinson Humphrey for its reasonable out-of-pocket expenses and to indemnify SunTrust Robinson Humphrey and certain related persons against certain liabilities arising out of or in conjunction with its rendering of services under its engagement, including certain liabilities under the federal securities laws.

In the ordinary course of its business, SunTrust Robinson Humphrey and its affiliates may actively trade in the debt and equity securities of First National and Fifth Third for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, SunTrust Robinson Humphrey and its affiliates (including SunTrust Banks, Inc.) have other financing and business relationships with First National or Fifth Third in the ordinary course of business. SunTrust Robinson Humphrey and its affiliates (including SunTrust Banks, Inc.) provided certain investment banking and lending services to Southern Community Bancorp from time to time, including having acted as financial advisor in connection with its merger with and into First National, which was completed on September 3, 2004. Completion of the First National/Southern Community merger is a condition to completing the Fifth Third/First National merger.

Material Federal Income Tax Consequences

The following is a summary of the material anticipated federal income tax consequences of the merger to First National shareholders who hold their stock as a capital asset. The summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, and published administrative rulings and court decisions in effect as of the date of this registration statement, all of which are subject to change at any time, possibly with retroactive effect.

This summary is not a complete description of all of the consequences of the merger and, in particular, may not address federal income tax consideration applicable to shareholders subject to special treatment under federal income tax law. For example, it may not apply to persons who are not U.S. persons for federal income tax purposes, financial institutions, dealers in securities, shareholders who receive their stock in consequence of the exercise of an employee stock option or right or other compensation, and persons who hold First National common stock as part of a hedge, straddle or conversion transaction. In addition, no information is provided herein with respect to the tax consequences of the merger under applicable state, local or foreign laws.

First National shareholders are urged to consult with their tax advisors regarding the tax consequences of the merger in their particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

As a condition to the merger, Fifth Third has received an opinion of Alston & Bird LLP, tax counsel to Fifth Third, and First National has received an opinion of Smith, Gambrell & Russell LLP, addressing the federal income tax consequences of the merger, which opinions will also be delivered as of the effective time of the merger. The opinions are based on factors, assumptions and representations set forth in the opinions, including representations contained in letters and certificates from Fifth Third and First National delivered for purposes of the opinions. An opinion of counsel represents only counsel’s best legal judgment on the matters addressed in the opinion, and has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court considering the issues. Neither Fifth Third nor First National has requested or will request a ruling from the Internal Revenue Service with regard to any of the federal income tax consequences of the merger. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the conclusions reflected in such opinions or that a court will not sustain such challenge.

First National and Fifth Third have also received an opinion of Alston & Bird LLP, to the effect that the merger will not cause Section 355(e) or (f) of the Internal Revenue Code to apply to the spin-off of First National from F.N.B. Corporation. Such opinion will also be delivered as of the effective time of the merger.

In the event that either First National or Fifth Third fails to receive such opinions because (a) the material federal income tax consequences to First National shareholders are different from those described above or (b) Sections 355(e) or (f) may be applicable to the spin-off, but First National or Fifth Third determines to waive their respective requirements for the receipt of the tax opinion, First National will resolicit the vote of the First National shareholders prior to proceeding with consummation of the merger.

Provided that the merger constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, for federal income tax purposes:

•	First National, Fifth Third and Fifth Third Financial will be parties to a reorganization within the meaning of Section 368(b) of the Internal Revenue Code,

•	No gain or loss will be recognized by holders of First National common stock who exchange their First National common stock for Fifth Third common stock pursuant to the merger (except with respect to any cash received in lieu of a fractional share interest in Fifth Third common stock),

•	The tax basis of the Fifth Third common stock received (including fractional shares deemed received and redeemed) by holders of First National common stock who exchange their First National common stock for Fifth Third common stock in the merger will be the same as the tax basis of the First National common stock surrendered in exchange for the Fifth Third common stock (reduced by an amount allocable to a fractional share interest in Fifth Third common stock deemed received and redeemed), and

•	The holding period of the Fifth Third common stock received (including fractional shares deemed received and redeemed) by holders who exchange their First National common stock for Fifth Third common stock in the merger will be the same as the holding period of the First National common stock surrendered in exchange therefor, provided that such First National common stock is held as a capital asset at the effective time.

Based upon the current ruling position of the Internal Revenue Service, cash received by a First National shareholder in lieu of a fractional share interest in Fifth Third common stock will be treated as received in redemption of such fractional share interest, and a First National shareholder should generally recognize capital gain or loss for federal income tax purposes measured by the difference between the amount of cash received and the portion of the tax basis of the share of First National common stock allocable to such fractional share interest. Such gain or loss should be a long-term capital gain or loss if the holding period for such share of First National common stock is greater than one year at the effective time. In the case of individual First National shareholders, such capital gain will be taxed at a maximum rate of 15% if such First National shareholder’s holding period is more than one year.

Payments in respect of First National common stock may be subject to information reporting to the Internal Revenue Service and to a 28% backup withholding tax. Backup withholding will not apply, however, to a payment to a holder of First National common stock or other payee if such shareholder or payee completes and signs the substitute Form W-9 that will be included as part of the transmittal letter, or otherwise proves to the combined company and the exchange agent that such shareholder or payee is exempt from backup withholding.

Accounting Treatment

Fifth Third will account for the merger as a purchase under United States generally accepted accounting principles. Under the purchase method of accounting, all the assets acquired and liabilities assumed of the acquired company are recorded at their respective fair values, as of the effective date of the transaction. The amount, if any, by which the purchase price paid by Fifth Third exceeds the fair value of the net tangible and identifiable intangible assets acquired by Fifth Third in the transaction is recorded as goodwill. After the merger, First National’s assets and liabilities and results of operations will be consolidated with Fifth Third’s assets and liabilities and results of operations.

Resale of Fifth Third Common Stock by Affiliates

The shares of Fifth Third common stock to be issued to shareholders of First National in connection with the merger have been registered under the Securities Act of 1933 and will be freely transferable under the Securities Act, except for shares issued to any shareholder who may be deemed to be an “affiliate” of First National or Fifth Third at the time of the special meeting. Generally, an affiliate includes a director, an executive officer or a 10% or more shareholder of First National or Fifth Third at the time of the special meeting.

Rule 145 under the Securities Act restricts the public sale of Fifth Third common stock received in the merger by affiliates. During the first year following the effective time of the merger, affiliates of First National who do not become affiliates of Fifth Third may publicly resell the Fifth Third common stock received by them in connection with the merger upon compliance with the following conditions of Rule 144:

•	Fifth Third must have satisfied its reporting requirements under the Exchange Act for the 12 months preceding the proposed sale;

•	the number of shares sold in any three-month period is limited to the greater of (1) one percent of Fifth Third’s shares outstanding, or (2) the average weekly trading volume during the four calendar weeks preceding the first sale; and

•	the shares must be sold by a broker in a routine open market transaction that does not involve the solicitation of orders for purchase.

Shares of Fifth Third common stock sold by: (1) an affiliate’s spouse or relative living in the affiliate’s household, (2) any trust or estate in which the affiliate or person listed in (1) collectively owns 10% or more of the beneficial interest or of which any of these persons serves as trustee or executor, (3) any corporation in which the affiliate or any person specified in (1) beneficially owns at least 10% of an equity interest, (4) any person to whom the affiliate donated shares, or (5) any person who acquired the shares from the affiliate as a result of the affiliate defaulting on an obligation secured by a pledge of the shares, will be aggregated with the number of shares sold by the affiliate for purposes of determining whether the volume limitations of Rule 144 are exceeded.

After the first year following the completion of the merger, affiliates of First National who are not affiliates of Fifth Third may resell their shares publicly without regard to the volume limitation or manner of sale requirement so long as Fifth Third has satisfied its reporting requirements under the Exchange Act during the prior 12 month period. If Fifth Third has not satisfied its reporting requirements, affiliates may not publicly resell their shares of Fifth Third common stock received in the merger until two years have elapsed since completion of the merger. At that time, the shares may be sold without any restriction.

Sales and other dispositions of Fifth Third common stock by any affiliate of First National who becomes an affiliate of Fifth Third in connection with the merger, must be made in compliance with the requirements of Rule 144 set forth above until such person has not been an affiliate of Fifth Third for at least three months and a period of at least two years has elapsed since the date the shares were acquired in connection with the merger.

Even if the shares are sold, pledged or donated in compliance with Rule 145, the shares will remain subject to Rule 145 in the hands of the recipient until the restrictive period applicable to the affiliate transferor has expired.

The agreement and plan of merger provides that First National will use its best efforts to cause each person who is deemed by First National to be an affiliate (for purposes of Rule 145) of First National to execute and deliver to Fifth Third a written agreement intended to ensure compliance with the Securities Act.

Fifth Third has also agreed, subject to certain conditions, to cause the Fifth Third board of directors to adopt a resolution providing that, to the extent that any directors and executive officers of First National who will become affiliates of Fifth Third would be deemed for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended, to have “acquired” shares and/or options to purchase shares of Fifth Third common stock as a result of the merger, such “acquisitions” are intended to be exempt from liability under Section 16(b) of the Exchange Act. The First National board of directors likewise expects to adopt a resolution providing that, to the extent that any directors and executive officers of First National would be deemed, for purposes of Section 16(b) of the Exchange Act, to have “sold” their First National common stock and options to purchase First National common stock as a result of the merger, such “sales” are intended to be exempt from liability under Section 16(b) of the Exchange Act.

No Dissenters’ or Appraisal Rights

Shareholders of a corporation that is proposing to merge or consolidate with another entity are sometimes entitled under relevant state laws to appraisal or dissenters’ rights in connection with the proposed transaction depending on the circumstances. These rights generally confer on shareholders who oppose a merger or the consideration to be received in a merger the right to receive, in lieu of the consideration being offered in the merger, the fair value for their shares as determined in a judicial appraisal proceeding.

First National shareholders are not entitled to appraisal or dissenters’ rights under Florida law in connection with the merger because the First National common stock was listed on the New York Stock Exchange on the record date for its special meeting of shareholders.

TERMS OF THE AGREEMENT

Representations and Warranties

Fifth Third and First National have made numerous representations and warranties to each other relating to, among other things, the following:

•	their incorporation, good standing, corporate power and similar corporate matters;

•	their capitalization;

•	their authorization, execution, delivery and performance and the enforceability of the agreement and plan of merger and the absence of violations;

•	governmental and third party consents necessary to complete the merger;

•	their financial statements;

•	the absence of material changes since December 31, 2003;

•	legal proceedings;

•	tax matters;

•	their SEC and other regulatory filings;

•	compliance with laws and regulations;

•	derivative transactions;

•	environmental matters;

•	tax treatment of the merger;

•	internal controls; and

•	compliance with laws and regulations.

Fifth Third has made representations and warranties to First National with respect to the validity of the shares of Fifth Third common stock to be issued in connection with the merger. First National also has made representations and warranties to Fifth Third with respect to employee benefits matters, material contracts, intellectual property, the inapplicability of state anti-takeover laws, and its investment advisor subsidiaries.

Most of the representations and warranties of the parties will be deemed to be true and correct unless the totality of facts, circumstances or events inconsistent with the representations or warranties has had or is reasonably likely to have a material adverse effect on the business, results of operations or financial condition of the party making the representations and warranties or on the ability of the party to complete the transactions contemplated by the agreement and plan of merger. In determining whether a material adverse effect has occurred or is reasonably likely, the parties will disregard any effects resulting from (A) changes in prevailing interest rates, currency exchange rates or other economic or monetary conditions in the United States or elsewhere, (B) changes in United States or foreign securities markets, including changes in price levels or trading volumes, (C) changes or events affecting the financial services industry generally and not specifically relating to Fifth Third or First National or their respective subsidiaries, as the case may be, (D) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (E) changes in laws, rules or regulations of general applicability or interpretations thereof by any governmental entity, (F) actions or omissions of Fifth Third or First National taken with the prior written consent of the other, or (G) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located. However, in no event will a change in the trading prices of a party’s capital stock, by itself, constitute a material adverse effect.

Conduct Pending Merger

First National has agreed that, prior to the effective time of the merger, First National and its subsidiaries will be operated in the ordinary course of business and will give Fifth Third and Fifth Third’s representatives reasonable access during business hours to its books, records and properties. In addition, without Fifth Third’s prior written consent, neither First National nor its subsidiaries will, among other things:

•	other than in the ordinary course of business consistent with past practice: (1) incur any indebtedness for borrowed money, (2) become responsible for the obligations of any other individual, corporation or other entity, or (3) make any loan or advance;

•	adjust, split, combine or reclassify any of its capital stock;

•	make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except

•	for regular quarterly cash dividends at a rate not in excess of $0.07 per share of First National common stock,

•	dividends paid by any of the subsidiaries of First National to First National or to any of its wholly-owned subsidiaries,

•	the acceptance of shares of First National’s common stock as payment of the exercise price of stock options or for withholding taxes incurred in connection with the exercise of First National’s, or the vesting of restricted stock or other First National stock-based awards, in accordance with past practice and the terms of the applicable award agreements, or

•	the repurchase of shares of First National common stock in open-market transactions consistent with the past practice pursuant to any previously disclosed repurchase authorization granted to First National by its board of directors;

•	grant any First National stock option or other First National stock-based awards or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, other than grants to newly-hired or recently promoted employees of First National made in the ordinary course of business consistent with past practice under the First National stock option plans, provided that the aggregate total of all such grants does not exceed 50,000 shares and will not be granted to current executive officers of First National;

•	issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of capital stock or permit any additional shares of its capital stock to become subject to grants, except pursuant to the exercise of First National stock options or the satisfaction of any First National stock-based awards or pursuant to the Southern Community Bancorp merger or the First Bradenton Bank merger;

•	except for normal increases made in the ordinary course of business consistent with past practice, or as required by applicable law or an existing agreement, increase the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any current or former officer, employee, or director of First National;

•	pay any pension or retirement allowance not required by any existing plan or agreement or by applicable law;

•	pay any bonus except in accordance with any executive incentive compensation plan that has been duly approved by the board of directors of First National prior to the date of the agreement and plan of merger;

•	become a party to, amend or commit itself to, any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, other than as required by applicable law or an existing agreement;

•	except as automatically required under any existing plan, grant, or agreement, accelerate the vesting of, or the lapsing of restrictions with respect to, any First National stock options or other First National stock-based awards;

•	except as required by the terms of the plans, make any contribution to the defined benefit plans maintained by First National or discretionary contributions to any benefit plans after the date of the agreement and plan of merger;

•	take any action to amend the defined benefit plans which would reduce or restrict the availability of surplus (excess of plan assets over plan liabilities) under any defined benefit plan as defined in Section 414(j) of the Internal Revenue Code;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a First National subsidiary, or cancel, release or assign any material indebtedness other than in the ordinary course of business consistent with past practice or pursuant to contracts in force as of the date of the agreement and plan of merger;

•	enter into any new line of business or make any material change in its lending, investment, underwriting, risk and asset liability management or other banking and operating policies, except as required by applicable law, regulation or policies imposed by any governmental entity;

•	except for transactions in the ordinary course of business consistent with past practice, and except for the Southern Community Bancorp merger, the First Bradenton Bank merger and any potential transaction previously disclosed to Fifth Third, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

•	knowingly take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	amend its articles or certificate of incorporation or bylaws, or otherwise take any action to exempt any person or entity (other than Fifth Third or its subsidiaries) or any action taken by any person or entity from any takeover statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

•	other than in prior consultation with Fifth Third, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	settle any material claim, action or proceeding, except in the ordinary course of business consistent with past practice; or enter into, amend, terminate or cancel any material contract or financial instrument, except in the ordinary course of business consistent with past practice;

•	take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in the agreement and plan of merger being or becoming untrue in any material respect at any time prior to the effective time, or in any of the closing conditions to the merger not being satisfied or in a violation of any provision of the agreement and plan of merger, except, in every case, as may be required by applicable law;

•	implement or adopt any change in its tax accounting or financial accounting principles, practices, methods or tax strategies that are, or would become as a result of the change, reportable transactions within the meaning of Treasury Regulations Section 1.6011-4, or enter into any new strategies, other than as may be required by applicable law or regulation, GAAP or regulatory guidelines;

•	take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any regulatory agency or governmental entity required for the transactions contemplated by the agreement and plan of merger; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by the preceding bullet points.

Fifth Third has agreed that, without the prior written consent of First National, neither Fifth Third nor its subsidiaries will, among other things:

•	other than for purposes of increasing the number of authorized shares of Fifth Third common stock, amend, repeal or otherwise modify any provision of the Fifth Third articles of incorporation or the code of regulations of Fifth Third in a manner that would adversely affect the economic benefits of the merger to the First National shareholders;

•	knowingly take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any regulatory agency or governmental entity required for the transactions contemplated by the agreement and plan of merger;

•	take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in the agreement and plan of merger being or becoming untrue in any material respect at any time prior to the effective time, or in any of the closing conditions to the merger not being satisfied or in a violation of any provision of the agreement and plan of merger, except, in every case, as may be required by applicable law; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by the preceding bullet points.

Acquisition Proposals by Third Parties

The agreement and plan of merger provides, subject to limited exceptions described below, that First National and its subsidiaries will not authorize its officers, directors, employees, or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to (i) solicit, initiate, or encourage any acquisition proposals (as described below); (ii) engage in discussions with third parties, or negotiations concerning, or provide any non-public information to any person or entity in connection with, any acquisition proposal; or (iii) agree to, approve, recommend or otherwise endorse or support any acquisition proposal.

For purposes of the agreement and plan of merger, the term “acquisition proposal” means any tender or exchange offer involving First National or any of its subsidiaries, any proposal for a merger, consolidation or other business combination involving First National or any of its subsidiaries (other than the Southern Community Bancorp merger and the First Bradenton Bank merger), any proposal or offer to acquire in any manner an interest in excess of 15% of the outstanding equity securities, or a substantial portion of the business or assets of, First National or any of its subsidiaries (other than assets or inventory in the ordinary course of business or assets held for sale), any proposal or offer with respect to any recapitalization or restructuring with respect to First National or any of its subsidiaries or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to First National or any of its subsidiaries other than pursuant to the merger.

The agreement and plan of merger permits First National to comply with Rule 14d-9(e) and Rule 14e-2(a) under the Securities Exchange Act of 1934 with regard to an acquisition proposal that First National may receive. In addition, if First National receives an unsolicited bona fide written acquisition proposal prior to the First National shareholders meeting, First National may engage in discussions and negotiations with or provide nonpublic information to the person making that acquisition proposal only if the board of directors determines in good faith, after receipt of advice from outside legal counsel, that the failure to engage in discussions with the third party concerning such acquisition proposal would likely cause the board of directors to breach its fiduciary duties to First National and its shareholders.

First National, within 24 hours, must notify Fifth Third if First National furnishes non-public information to, or enters into discussions or negotiations with a third party regarding an acquisition proposal or if an acquisition proposal is made and will, at that time, notify Fifth Third of the identity of the offeror and the principal terms and conditions of any acquisition proposal made or any modification of such proposal. Moreover, First National, as promptly as practicable, will advise Fifth Third orally and in writing of any request for information which First National reasonably believes could lead to an acquisition proposal or of any acquisition proposal, and the material terms and conditions of such request, or inquiry, and First National will keep Fifth Third informed in all material respects of the status of any such request, acquisition proposal or inquiry.

If First National’s board of directors determines that an acquisition proposal is a superior proposal (as described below), First National’s board of directors may withdraw or adversely modify its approval or recommendation of the merger and recommend such superior proposal or terminate the agreement and plan of merger at any time after the second business day following delivery of written notice to Fifth Third advising Fifth Third that First National’s board of directors has received a superior proposal, identifying the third party and specifying the material terms and conditions of such superior proposal. However, First National may only take such action if an acquisition proposal that was a superior proposal continues to be a superior proposal after any improved proposal submitted by Fifth Third, considered in good faith by First National and with the advice of a nationally recognized financial advisor.

For purposes of the agreement and plan of merger, “superior proposal” means any bona fide, written acquisition proposal for consideration consisting of cash and/or securities, and otherwise on terms which First National’s board of directors determines are more favorable to First National’s shareholders from a financial point of view than the merger (or other revised proposal submitted by Fifth Third), after consultation with its outside legal counsel and a financial adviser and that the third party is reasonably likely to consummate the superior proposal on the terms proposed, that the third party’s offer is fully financed or reasonably capable of being fully financed, and is reasonably likely to receive all required governmental approvals on a timely basis. For purposes of the definition of “superior proposal,” all references to “15% or more” in the definition of “acquisition proposal” will be deemed to be a reference to “a majority” and “acquisition proposal” will only be deemed to refer to a transaction involving First National.

Conditions to Closing

The agreement and plan of merger must be approved by the affirmative vote of the holders of a majority of the outstanding shares of First National common stock. The merger also must be approved in writing by the Federal Reserve Board. Fifth Third and First National filed these applications in September 2004. No assurance can be given that the required governmental approvals will be forthcoming.

Fifth Third’s and First National’s obligations to complete the merger are subject to additional conditions set forth in the agreement and plan of merger. These include:

•	approval of the agreement and plan of merger by First National’s shareholders;

•	approval by NASDAQ of the listing of the shares of Fifth Third common stock to be issued in the merger, subject to official notice of issuance;

•	receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

•	effectiveness of the registration statement, of which this proxy statement-prospectus constitutes a part, for the Fifth Third shares to be issued in the merger;

•	absence of any judgment, order, injunction or decree of a court or agency of competent jurisdiction which prohibits completion of the merger;

•	absence of any statute, rule, regulation, order, injunction or decree which prohibits or makes illegal completion of the merger;

•	the receipt by First National and Fifth Third of the opinion of Alston & Bird LLP or another nationally recognized tax advisor that the merger will not cause Sections 355 (e) or (f) of the Internal Revenue Code to apply to the spin-off of First National from F.N.B. Corporation, which Code provisions, if applicable, could result in the spin-off being a taxable transaction to F.N.B. Corporation (and result in a liability to First National under a tax indemnification agreement).

•	accuracy of the other party’s representations and warranties contained in the agreement and plan of merger, except, in the case of most representations and warranties, in which the failure to be accurate would not be reasonably likely to have a material adverse effect on the party making the representations and warranties (See “Terms of the Agreement – Representations and Warranties”), and the performance by the other party of its obligations contained in the agreement and plan of merger in all material respects; and

•	the receipt by each party of an opinion of its counsel, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization under Section 368(a) of the Internal Revenue Code (see “Proposal—Merger of First National into Fifth Third Financial Corporation—Material Federal Income Tax Consequences”).

Fifth Third’s obligation to complete the merger is further subject to conditions set forth in the agreement and plan of merger, including:

•	the receipt by First National of a Non-Compete Election Notice from each member of its board of directors (see “—Interests of Certain Persons in the Merger”);

•	the execution of employment agreements between Fifth Third and each of Gary L. Tice, Kevin C. Hale, Garrett S. Richter, and Michael Morris on terms satisfactory to Fifth Third and each of the foregoing individuals (see “—Interests of Certain Persons in the Merger”);

•	the completion of First National’s acquisition of Southern Community Bancorp, which closed on September 3, 2004, and First Bradenton Bank; and

•	the completion of Fifth Third’s due diligence review of First National’s tax returns and other tax-related documents and records.

Termination

The agreement and plan of merger may be terminated and the merger abandoned at any time prior to the effective time of the merger by written notice delivered by Fifth Third to First National or by First National to Fifth Third in the following instances:

•	by mutual consent of Fifth Third and First National;

•	by either Fifth Third or First National, if a governmental entity that must grant regulatory approval has denied approval of the merger and such denial has become final and nonappealable or if any governmental entity of competent jurisdiction has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger, and such order, decree, ruling or other action has become final and nonappealable, provided however, that no party may so terminate the agreement and plan of merger if the denial is a result of the failure of such party to comply with any provision of the agreement and plan of merger;

•	by either Fifth Third or First National, if the merger has not been completed by July 31, 2005, provided however, that no party may so terminate the agreement and plan of merger if the failure of such party to comply with any provision of the agreement and plan of merger has caused the merger not to be completed;

•

by either Fifth Third or First National, if there has been a breach of any of the covenants or agreements or any of the representations or warranties of the other party in the agreement and plan of merger, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger, and which breach, individually or together with all other breaches, would, if occurring or continuing on the closing date, result in the failure of the condition relating to breaches of representations or warranties described under “—Conditions to Closing”;

•	by Fifth Third, if the aggregate amount of First National’s consolidated shareholders’ equity immediately prior to the effective time is less than $550,000,000;

•	by either Fifth Third or First National, if any approval of the shareholders of First National required for completion of the merger has not been obtained upon a vote taken at a duly held meeting of shareholders or at any adjournment or postponement of such meeting;

•	by either Fifth Third or First National, if any of the conditions to consummate the merger cannot be satisfied by July 31, 2005, provided however, that the terminating party cannot be in breach of any representation or warranty contained in the agreement and plan of merger;

•	by Fifth Third, if the board of directors of First National authorizes, recommends, proposes or publicly announces its intention to authorize, recommend or propose an acquisition proposal with any person other than Fifth Third;

•	by First National, if the board of directors determines that an acquisition proposal is a superior proposal (see “—Acquisition Proposals by Third Parties”); or

•	by Fifth Third, if at any time prior to the effective time the total number of issued and outstanding shares of First National common stock and First National common stock issuable upon the exercise of outstanding options, subscriptions, warrants, calls, rights, commitments or agreements of similar character exceeds 68,500,000 shares and of such number the number of shares issuable upon the exercise of outstanding options, subscriptions, warrants, calls, rights, commitments or agreements of similar character exceeds 7,000,000.

Amendment

The agreement and plan of merger may be amended by the written agreement of each of the parties, upon the authorization of each company’s respective board of directors at any time before or after approval of the agreement and plan of merger by First National’s shareholders. Approval of any amendment by First National’s shareholders is not required unless this action would adversely change the consideration to be provided to First National’s shareholders pursuant to the agreement and plan of merger.

Termination Fee

First National must pay Fifth Third a termination fee of $50,000,000 on the business day following termination if the agreement and plan of merger is terminated in any of the following circumstances:

•	by Fifth Third or First National because the First National shareholders did not vote in favor of the merger and, prior to the First National shareholders meeting, First National’s board of directors withdrew its recommendation or refused to recommend to the shareholders that they vote to approve the merger while there was a competing acquisition proposal that had not been withdrawn or rejected by the First National directors;

•	by Fifth Third because of First National’s failure to call the First National shareholders meeting;

•	by Fifth Third because of the First National board of directors’ recommendation of or the announcement of the board’s intention to recommend any alternative acquisition proposal; or

•	by First National because of its board of directors’ recommendation to its shareholders to approve a superior acquisition proposal.

First National must pay a termination fee of $50,000,000 to Fifth Third within five business days of entering into a definitive agreement for an alternative acquisition or closing such alternative acquisition if, within 12 months of the termination of the agreement and plan of merger, First National completes or enters into an agreement to complete an acquisition with a third party, and (1) the agreement and plan of merger was terminated by either Fifth Third or First National because the First National shareholders did not vote in favor of the merger and, at the time of the shareholders meeting, an alternative acquisition proposal was disclosed and not withdrawn or (2) the agreement and plan of merger was terminated by Fifth Third because of a breach by First National of its covenants, agreements or any of its representations and warranties in the agreement and plan of merger, provided that, at the time of termination, Fifth Third was not in breach of any of its covenants, agreements or any of its representations and warranties in the agreement and plan of merger and, at the time of First National’s breach, either an alternative acquisition proposal had been publicly disclosed or a third party had approached the First National board of directors about an acquisition of First National.

In the event the agreement and plan of merger is terminated (1) by either party because of the other party’s breach of the agreement and plan of merger, (2) by Fifth Third if the First National board of directors recommends or the announces its intentions to recommend an alternative acquisition proposal, (3) by First National if its board of directors recommends to the shareholders to approve a superior acquisition proposal, or (4) by either Fifth Third or First National if the approval of the shareholders of First National required for completion of the merger has not been obtained under circumstances which trigger the payment of the termination fee by First National, then the non-terminating party shall immediately reimburse the terminating party for its reasonable out-of-pocket expenses relating to the merger in an amount not to exceed $3,000,000.

Interests of First National’s Directors and Executive Officers in the Merger

Shares of First National common stock held by or for the benefit of directors and executive officers of First National will be canceled and converted into the right to receive shares of Fifth Third common stock on the same basis as shares held by you and the other shareholders of First National. In addition, directors and executive officers of First National have the following interests in the merger that are different from, or in addition to, those of you and the other shareholders of First National.

Fifth Third Employment Agreements. Pursuant to the terms of the agreement and plan of merger, Fifth Third has entered into three-year employment agreements with Gary L. Tice, First National’s Chairman and Chief Executive Officer, Kevin C. Hale, First National’s President and Chief Operating Officer, Garrett S. Richter, First National’s Executive Vice President and Secretary and Michael Morris, President and Chief Executive Officer of First National Wealth Management Company.

Mr. Tice’s agreement employs him as the Chairman of Fifth Third Bank (Florida) and calls for an annual salary of $100,000. Mr. Hale’s agreement employs him as the President and Chief Executive Officer of Fifth Third Bank (Florida), and in the first year calls for an annual salary of $430,000 and provides Mr. Hale with the opportunity to earn an annual incentive award of up to $567,000 and to be eligible to receive grants of long-term incentives in the form of stock appreciation rights and performance units having a potential dollar value of up to $600,000. Mr. Richter’s agreement employs him as the Executive Vice President—Business Development of Fifth Third Bank (Florida), and in the first year calls for an annual salary of $310,000 and provides Mr. Richter with the opportunity to earn an annual incentive award of up to $405,000 and to be eligible to receive grants of long-term incentives in the form of stock appreciation rights and performance units having a potential dollar value of up to $400,000. Mr. Morris’s agreement employs him as the Executive Vice President—Investment Advisors of Fifth Third Bank (Florida), and in the first year calls for an annual salary of $280,000 and provides Mr. Morris with the opportunity to earn an annual incentive award of up to $243,000 and to be eligible to receive grants of long-term incentives in the form of stock appreciation rights and performance units having a potential dollar value of up to $150,000.

Under their employment agreements, Messrs. Hale, Richter and Morris are eligible to participate on a non-discriminatory basis in any 401(k), vacation, disability, life or medical insurance or other benefit plan adopted by

Fifth Third or any affiliate to the extent such plan is made available to similarly situated employees of Fifth Third and if each is eligible to participate in such plan according to its terms. Each is also eligible to participate in any benefit plan or program made available to senior management employees and/or directors of Fifth Third in accordance with the terms and conditions of those plans. In the event of death or total disability, the right of each to receive his annual base salary will terminate at the end of the month during which his death or total disability occurs. Messrs. Tice, Hale, Richter or Morris or their respective estates will be entitled to receive any compensation previously awarded to him that remains unpaid. Messrs. Hale, Richter and Morris or their respective estates will also be entitled to receive a prorated portion of any incentive award that he had earned through the date of his death or total disability. If Fifth Third terminates Messrs. Tice, Hale, Richter or Morris’ employment for cause, he will be entitled to his accrued but unpaid base salary but will forfeit all entitlements to unpaid annual base salary related benefits. However, Messrs. Hale, Richter or Morris will continue to receive retirement benefits according to the terms of any retirement plan in which he participates. If Fifth Third terminates Messrs Tice, Hale, Richter or Morris’ employment without cause or Messrs Tice, Hale, Richter or Morris terminates his employment for good reason, he will be entitled to receive all payments for his annual base salary through the remainder of the original term of the agreement.

Agreements Regarding Change of Control Benefits. At or prior to the effective time of the merger, Fifth Third and each of Messrs. Tice, Hale, Richter and Morris will enter into an agreement regarding the change of control benefits payable to such executive as a result of the merger under their existing employment agreement and change of control agreement with First National. The agreement to be entered into with each such executive will provide a definitive statement of the negotiated payments and benefits to be provided to the executive under those agreements by Fifth Third. The new agreement with Fifth Third also will provide that the consummation of the merger triggers the obligation to provide those payments and benefits.

Pursuant to these new agreements, Fifth Third will agree that it will pay or cause to be paid to Messrs. Tice, Hale, Richter and Morris change of control benefits consistent with the requirements of their existing employment and change of control agreements, as so amended. Such payments will be calculated based upon the base salary, incentive bonus payments and retirement plan benefits currently payable to those executives, including benefits relating to the First National Basic Retirement Plan. Fifth Third also may agree to provide these executives with medical, long term disability insurance, medical insurance, life insurance and outplacement services. The amounts of such payments have not yet been finalized and agreed upon by Fifth Third and these executives.

First National also has existing employment and change of control agreements with each of C.C. Coghill and Robert T. Reichert. Under the terms of those agreements, each of Messrs. Coghill and Reichert will be entitled to similar change of control benefits as those to be paid to the above named executives. Fifth Third will enter into an agreement with each of Messrs. Coghill and Reichert in order to provide a definitive statement of the negotiated change of control benefits to be provided to them by Fifth Third upon consummation of the merger and that their existing employment agreement and change of control agreement with First National will terminate at that time. The amounts of such payments have not yet been finalized and agreed upon by Fifth Third and these executives.

Officer Non-Compete Agreements. In conjunction with the employment agreements and the agreements regarding change of control benefits to be entered into between Fifth Third and each of Messrs. Tice, Hale, Richter and Morris, each of those individuals will also enter into a non-compete agreement with Fifth Third. Each non-compete agreement will provide that the executive will not compete with Fifth Third anywhere in the State of Florida during the term of his employment and for a period of one year thereafter. The agreement will also provide that the executive will not solicit employees or customers from Fifth Third during the term of his employment and for a period of one year thereafter. The consideration for entering into the non-compete agreements has not yet determined.

Excess Parachute Payments. The Fifth Third employment agreements for Messrs. Hale, Richter and Morris between Fifth Third and each of Messrs. Tice, Hale and Richter regarding change of control benefits will provide that in the event any of these individuals receive any payments pursuant to the terms of these agreements with Fifth Third that would be considered an “Excess Parachute Payment” pursuant to Section 280G of the Internal Revenue Code, then Fifth Third shall make additional gross up payments to such executive. The amount of the gross up payment will be equal to the amount of any excise tax payable by such individual under Section 4999 of the Code relating to his change of control or employment agreement payments, after deducting all state and federal income taxes incurred by him, including any taxes imposed upon the gross up payment. The agreements between Fifth Third and each of Messrs. Morris, Coghill and Reichert will provide what any payments made to them thereunder that trigger Section 280G tax liability will be reduced as needed so as to not trigger any such tax.

Director Non-Compete Notices. Pursuant to the terms of the agreement and plan of merger, prior to the effective time of the merger, each member of the board of directors of First National must deliver to First National a Non-Compete Election Notice pursuant to the First National Directors Change of Control Agreement in which the director agrees (1) that for a period of 12 months he will not participate in any manner in an entity that is directly or indirectly in competition with First National or its successors in any county in which First National or any of its subsidiaries are currently conducting business and (2) that for a period of 24 months he will not solicit or induce any employee, agent or contractor of First National or any of its subsidiaries, in any county in which First National or any of its subsidiaries are currently conducting business, solicit customers of First National or its subsidiaries or solicit any entity to terminate its business relationship with First National or its subsidiaries. Upon receipt of the Non-Compete Election Notice, members of the board of directors who were directors as of the date of the agreement and plan of merger will receive a one-time payment equal to three times the sum of all retainer and meeting fees received by such director during the 12 month period ending on the effective date of the merger.

Stock Options. First National has granted stock options to certain directors, executive officers and key employees under its Amended and Restated 2003 Incentive Plan. Prior to the consummation of the merger, First National’s board of directors may, in its sole discretion, accelerate the exercisability of any or all outstanding options under these plans, with such acceleration to be effective, if at all, immediately prior to the effective time of the merger. After completion of the merger, all outstanding options will be converted into options to purchase Fifth Third common stock. The number of shares subject to these options will be adjusted to allow the holder, upon exercise, to receive shares of Fifth Third common stock calculated by multiplying the exchange ratio by the number of shares of First National common stock subject to the options, and the exercise price of the First National stock options will be adjusted by dividing the exercise price per share by the exchange ratio.

The effect of the acceleration of the exercisability on the First National options held by the executive officers of First National, by all executive officers as a group and by all directors and executive officers as a group will be as follows:

Name	Options Held	Options Exercisable as of the Special Meeting Date	Options Vesting as a Result of the Acceleration
Gary L. Tice	960,665	677,429	283,236
Kevin C. Hale	393,275	263,079	130,196
Garrett S. Richter	353,154	269,431	83,723
C.C. Coghill	280,398	212,052	68,346
Robert T. Reichert	150,134	121,997	28,137

All executive officers	2,137,626	1,543,988	593,638

Non-employee directors	58,448	58,448	—

Total	2,196,074	1,602,436	593,638

As soon as practicable after the effective time of the merger, Fifth Third will file a registration statement with the SEC to register the shares of Fifth Third common stock issuable pursuant to these options. Holders of these options may not exercise the options until this registration statement has become effective.

First National has issued restricted stock to certain directors, executive officers and key employees under its Amended and Restated 2003 Incentive Plan. After the completion of the merger, these shares will be exchanged for shares of Fifth Third common stock and all restrictions on these shares will lapse.

The effect of the lapse on the restricted stock held by the executive officers of First National, by all executive officers as a group and by all directors and executive officers as a group will be as follows:

Name	Shares of Previously Restricted Stock Becoming Unrestricted After the Effective Date of the Merger
Gary L. Tice	103,687
Kevin C. Hale	31,106
Garrett S. Richter	25,922
C.C. Coghill	15,553
Robert T. Reichert	15,553

All executive officers	191,821
Non-employee directors	13,825

Total	205,646

Indemnification and Liability Insurance. Fifth Third will assume the permissible obligations of First National or any of its subsidiaries arising under applicable Florida and federal law and under First National’s or any subsidiary’s articles of incorporation, charter or bylaws, to indemnify each officer or director of First National or any of its subsidiaries against liabilities in connection with any claim arising out of the fact that such person is or was a director or officer of First National or any of its subsidiaries, if such claim pertains to any matter occurring prior to the effective time of the merger, regardless of whether such claim is asserted prior to, at or after the effective time of the merger. Fifth Third also shall purchase and keep in force for a three-year period, a policy of directors’ and officers’ liability insurance providing coverage for acts or omissions of the type currently covered by First National’s existing directors’ and officers’ liability insurance for acts or omissions occurring on or prior to the effective time of the merger, but only to the extent that this insurance may be permissible under existing banking laws and may be purchased or kept in full force on commercially reasonable terms. Fifth Third and First National have agreed that these costs shall be commercially reasonable so long as they do not exceed 150% of the annual costs currently paid for such coverage by First National. Fifth Third has agreed that all rights to indemnification existing in favor of officers and directors of Fifth Third affiliates shall be accorded to officers and directors of First National or any of its subsidiaries who become affiliated with any Fifth Third affiliate in such capacities after the effective time of the merger and that this indemnification will relate to covered actions or inactions only after the effective time of the merger. Fifth Third also will agree in its employment agreement with each of Messrs. Tice, Hale, Richter and Morris to indemnify him to the fullest extent permitted by law for serving as a director, officer, employee or agent of Fifth Third or of any entity for which the executives serves at the request of Fifth Third.

Effect on First National’s Employees

Employment. Fifth Third will consider employing as many of the employees of First National and its subsidiaries who desire employment within the Fifth Third holding company system as possible, to the extent of available positions and consistent with Fifth Third’s standard staffing levels and personnel policies.

Fifth Third Employee Benefit Plans. Fifth Third will provide each of the full-time employees of First National and its subsidiaries who become employees of Fifth Third, as a group, with employee benefit plans that in the aggregate are of comparable value to the benefit plans maintained by Fifth Third for similarly-situated employees. Former First National employees will be given credit for service with First National and its subsidiaries for purposes of eligibility, vesting and accrual of benefits. No former First National employee will be entitled to participate in the Fifth Third Bancorp Master Retirement Plan (which has been frozen to new participants).

Severance. The agreement and plan of merger provides for the payment of severance amounts to employees of First National who do not have an employment, change in control or severance agreement under certain conditions upon termination of employment. For officers and exempt employees of First National, those amounts will be equal to two weeks of pay for each year of service (and a prorated amount for any partial year of service), with a minimum severance pay equal to four weeks pay. For all other employees, those amounts will be equal to one week of pay for each year of service (and a prorated amount for any partial year of service), with a minimum severance pay equal to two weeks pay.

FIFTH THIRD BANCORP

Description of Business

Fifth Third, with its principal office located in Cincinnati, Ohio, is an Ohio corporation organized in 1975 as a bank holding company registered under the Bank Holding Company Act and subject to regulation by the Federal Reserve Board. Fifth Third has elected to become a financial holding company under that act. Fifth Third’s three wholly owned subsidiary depositary institutions have over 1000 offices in Ohio, Kentucky, Indiana, Illinois, Michigan, Florida, Tennessee and West Virginia. Those institutions are: Fifth Third Bank, Fifth Third Bank (Michigan) and Fifth Third Bank, National Association.

As of June 30, 2004, Fifth Third, its affiliated banks and other subsidiaries had consolidated total assets of approximately $95.6 billion, consolidated total deposits of approximately $57.9 billion and consolidated total shareholders’ equity of approximately $8.4 billion.

Fifth Third, through its subsidiaries, engages primarily in commercial and retail banking, electronic payment processing services and investment advisory services. Significant non-depository subsidiaries of Fifth Third include: The Fifth Third Company; Fifth Third Leasing Company; Fifth Third International Company; Fifth Third Holdings, LLC; Fifth Third Securities, Inc.; Fifth Third Real Estate Capital Markets Company; Fifth Third Mortgage Company; Fifth Third Mortgage Insurance Reinsurance Company; Fifth Third Insurance Agency, Inc.; Old Kent Investment Corporation; Home Equity of America, Inc.; Fifth Third Asset Management, Inc.; Old Kent Mortgage Services, Inc. and GNB Management, LLC. Fifth Third’s subsidiaries provide a wide range of financial products and services to the retail, commercial, financial, governmental, educational and medical sectors, including a wide variety of checking, savings and money market accounts, and credit products such as credit cards, installment loans, mortgage loans and leasing. Each of the banking subsidiaries has deposit insurance provided by the Federal Deposit Insurance Corporation through the Bank Insurance Fund and/or the Savings Association Insurance Fund.

Fifth Third Processing Solutions, Fifth Third’s electronic payment processing division, operates for itself and other financial institutions, a proprietary automated teller machine (“ATM”) and Point of Sale (“POS”) network, Jeanie® and provides electronic fund transfers, ATM processing, electronic personal banking, merchant transaction processing, electronic bill payment and electronic benefit transfer services for thousands of regional banks, bank holding companies, service retailers and other financial institutions throughout the United States. Fifth Third’s banking subsidiaries participate in several regional shared ATM networks including “NYCE®,” “Pulse®,” and “Star®.” Fifth Third’s banking subsidiaries also participate in “Cirrus®,” and “Plus System®,” which are international ATM networks. Fifth Third handled approximately 9.0 billion ATM, POS and e-commerce transactions in 2003.

Fifth Third is a corporate entity legally separate and distinct from its subsidiaries. The principal source of Fifth Third’s income is dividends from its subsidiaries. There are certain regulatory restrictions as to the extent to which the subsidiaries can pay dividends or otherwise supply funds to Fifth Third. See “Description of Capital Stock and Comparative Rights of Shareholders—Dividends.”

Additional Information

For more detailed information about Fifth Third, reference is made to the Fifth Third Annual Report on Form 10-K for the year ended December 31, 2003, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004, and Current Reports on Form 8-K filed with the SEC on January 15, 2004, February 19, 2004, March 10, 2004, March 22, 2004, April 7, 2004, April 14, 2004, April 15, 2004, June 8, 2004, June 15, 2004, July 15, 2004, August 2, 2004, August 3, 2004, as amended by Form 8-K/A filed on September 24, 2004, September 10, 2004, September 14, 2004, and October 14, 2004, which are incorporated into this document by reference, except for information furnished in those filings, including but not limited to, Item 9 and 12 of the old Form 8-K and Items 2.02 and 7.01 of the current Form 8-K, which information is not deemed filed and is not incorporated by reference herein. See “Where You Can Find More Information.” More information about Fifth Third is also contained in its 2003 Annual Report to Shareholders which is available through Fifth Third’s website at http://www.53.com/investor/annual_report/index.htm.

FIRST NATIONAL CORPORATION

Description of Business

First National was incorporated under the laws of the State of Florida on August 12, 2003 as a wholly owned subsidiary of F.N.B. Corporation. First National did not have any material assets or activities until it was spun off from F.N.B. on January 1, 2004. After the spin-off, First National became an independent public company, and is no longer affiliated with F.N.B.

At June 30, 2004, First National and its subsidiaries had consolidated total assets of approximately $4.1 billion, consolidated total deposits of approximately $3.0 billion and consolidated total shareholders’ equity of approximately $358 million. On September 3, 2004, First National completed its acquisition of Southern Community Bancorp which operates 18 full-service financial centers throughout south and central Florida. As of June 30, 2004, Southern Community Bancorp had $1.0 billion in consolidated assets and $877 million in deposits.

First National is a financial holding company under the Gramm-Leach-Bliley Act of 1999. First National owns and operates First National Bank of Florida, a national bank; First National Wealth Management Company, a nationally chartered trust company; and Roger Bouchard Insurance, Inc., an insurance agency.

First National Bank of Florida

First National Bank of Florida offers services traditionally offered by full-service commercial banks, including commercial and individual demand and time deposit accounts and commercial, mortgage and individual installment loans. In addition to traditional banking products, First National Bank of Florida offers various alternative investment products, including mutual funds and annuities.

First National Wealth Management Company

First National Wealth Management Company is a newly formed national trust company to which F.N.B. transferred all of the Florida operations of its First National Trust Company subsidiary. It provides a broad range of personal and corporate fiduciary services, including the administration of decedent and trust estates. As of June 30, 2004, the market value of corporate-wide trust assets under management totaled approximately $875 million.

Roger Bouchard Insurance, Inc.

Roger Bouchard Insurance, Inc., is a full-service insurance agency offering all lines of commercial and personal insurance through major carriers. At June 30, 2004, Roger Bouchard Insurance operated seven offices in Southwest and Central Florida.

Additional Information

For more detailed information about First National, reference is made to the First National Annual Report on Form 10-K for the year ended December 31, 2003 Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004, and Current Reports on Form 8-K filed with the SEC on January 6, 2004, January 21, 2004, March 26, 2004, April 15, 2004, July 2, 2004, July 16, 2004, August 3, 2004, August 19, 2004, August 27, 2004, September 10, 2004 and September 28, 2004, which are incorporated into this document by reference, except for information furnished in those filings, including but not limited to, Item 9 and 12 of the old Form 8-K and Items 2.02 and 7.01 of the current Form 8-K, which information is not deemed filed and is not incorporated by reference herein. See “Where You Can Find More Information.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is based on the historical financial statements of First National, Southern Community and Fifth Third and has been prepared to illustrate the effects of the First National acquisition of Southern Community and the Fifth Third acquisition of First National.

The unaudited pro forma condensed combined balance sheet as of June 30, 2004 assumes that the mergers of Southern Community into First National and First National into Fifth Third, each accounted for as a purchase, had been consummated on June 30, 2004. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2003 and six months ended June 30, 2004 give effect to the merger of Southern Community into First National and First National into Fifth Third as if the mergers had been effective at January 1, 2003.

The mergers will be accounted for utilizing the purchase method of accounting. Under the purchase method of accounting, all the assets acquired and liabilities assumed of the acquired companies are recorded at their respective fair values, as of the effective date of the transaction. The amount, if any, by which the purchase price paid by Fifth Third exceeds the fair value of the net tangible and identifiable intangible assets acquired by Fifth Third in the transaction will be recorded as goodwill.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or operating results that would have occurred if the mergers had been consummated at the beginning of the period or as of the date for which the pro forma data are presented, nor is it necessarily indicative of future operating results or financial position of the combined company.

You should read the unaudited pro forma condensed combined financial information in conjunction with Fifth Third’s consolidated financial statements and notes thereto, which may be found its filings with the Securities and Exchange Commission and First National’s consolidated financial statements and notes thereto incorporated by reference in this document. See “Where you Can Find More Information” on page 77. You should also read the unaudited pro forma condensed combined financial information in conjunction with Southern Community’s consolidated financial statements and notes thereto contained in Southern Community’s Annual Report on Form 10-K for the year ended December 31, 2003 which financial statements and notes thereto are incorporated by reference in this document.

FIFTH THIRD BANCORP AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2004

($000’s)

	Fifth Third Bancorp and Subsidiaries	First National Bankshares of Florida	Southern Community Bancorp	Pro Forma Adjustments		Pro Forma Combined
Assets
Cash and Due From Banks	$2,357,814	$89,207	$13,624	$—		$2,460,645
Available-for-Sale Securities	30,179,952	879,952	118,443	—		31,178,347
Held-to-Maturity Securities	211,919	—	—	—		211,919
Trading Securities	96,806	—	—	—		96,806
Other Short-Term Investments	257,900	1,013	18,484	—		277,397
Loans Held for Sale	577,154	12,827	—	—		589,981
Loans and Leases, Net	55,867,421	2,648,157	819,626	29,696	(2)	59,364,900
Bank Premises and Equipment	1,167,922	124,698	20,757	1,000	(2)	1,314,377
Operating Lease Equipment	525,330	—	—	—		525,330
Accrued Interest Receivable	397,122	12,954	3,567	—		413,643
Goodwill	978,975	173,950	971	1,233,190		2,387,086
Servicing Rights	358,490	—	—	—		358,490
Intangible Assets	163,534	10,048	—	77,223	(2)	250,805
Other Assets	2,473,200	134,513	14,478	—		2,622,191

Total Assets	$95,613,539	$4,087,319	$1,009,950	$1,341,109		$102,051,917

Liabilities
Total Deposits	$57,907,454	$2,977,611	$877,414	$8,559	(2)	$61,771,038
Federal Funds Purchased	3,851,019	43,200	—	—		3,894,219
Short-Term Bank Notes	1,275,000	—	—	—		1,275,000
Other Short-Term Borrowings	6,391,156	345,524	3,004	—		6,739,684
Accrued Taxes, Interest and Expenses	1,970,871	—	—	34,600		2,005,471
Other Liabilities	1,050,134	36,385	10,699	(54	)(2)	1,097,164
Long-Term Debt	14,775,201	326,196	47,000	4,896	(2)	15,153,293

Total Liabilities	87,220,835	3,728,916	938,117	48,001		91,935,869

Shareholders’ Equity
Preferred Stock	9,250	—	—	—		9,250
Common Stock	1,295,263	479	7,307	58,006	(2)	1,361,055
Capital Surplus	1,921,560	369,828	56,962	1,230,762	(2)	3,579,112
Retained Earnings	6,999,075	11,174	10,626	(21,800	)(2)	6,999,075
Accumulated Nonowner Changes in Equity	(554,144)	(12,195)	(3,062)	15,257	(2)	(554,144)
Treasury Stock	(1,278,300)	(6,865)	—	6,865	(2)	(1,278,300)
Unearned Compensation Related to Outstanding Restricted Stock Awards	—	(4,018)	—	4,018	(2)	—

Total Shareholders’ Equity	8,392,704	358,403	71,833	1,293,108		10,116,048

Total Liabilities and Shareholders’ Equity	$95,613,539	$4,087,319	$1,009,950	$1,341,109		$102,051,917

See accompanying notes to unaudited pro forma condensed combined financial information.

FIFTH THIRD BANCORP AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Six Months Ended June 30, 2004

($000’s, except share and per share data)

	Fifth Third Bancorp and Subsidiaries	First National Bankshares of Florida	Southern Community Bancorp	Pro Forma Adjustments		Pro Forma Combined
Interest Income	$1,990,255	$88,937	$26,502	$(3,632	)(2)	$2,102,062
Interest Expense	478,551	22,764	9,707	(1,866	)(2)	509,156

Net Interest Income	1,511,704	66,173	16,795	(1,766)		1,592,906
Provision for Credit Losses	171,162	2,275	1,444	—		174,881

Net Interest Differential	1,340,542	63,898	15,351	(1,766)		1,418,025

Noninterest Income:
Service Charges on Deposits	254,394	9,872	382	—		264,648
Electronic Payment Processing Revenue	296,661	—	—	—		296,661
Investment Advisory Revenue	189,771	3,991	—	—		193,762
Mortgage Banking Net Revenue	104,687	1,786	—	—		106,473
Operating Lease Revenue	95,174	—	—	—		95,174
Other Noninterest Income	434,844	18,817	1,062	—		454,723

Total Noninterest Income	1,375,531	34,466	1,444	—		1,411,441

Noninterest Expenses:
Salaries, Wages and Benefits	640,698	39,351	6,052	—		686,101
Equipment and Occupancy Expenses	131,741	10,744	2,165	50	(2)	144,700
Operating Lease Expenses	70,002	—	—	—		70,002
Other Noninterest Expenses	553,290	15,795	2,866	6,404	(2)	578,355

Total Noninterest Expenses	1,395,731	65,890	11,083	6,454		1,479,158

Income Before Income Taxes	1,320,342	32,474	5,712	(8,220)		1,350,308
Applicable Income Taxes	442,316	10,834	2,002	(2,877)		452,275

Net Income	878,026	21,640	3,710	(5,343)		898,033
Dividends on Preferred Stock	370	—	—	—		370

Net Income Available to Common Shareholders	$877,656	$21,640	$3,710	$(5,343)		$897,663

Average Shares Outstanding (000’s):
Basic	562,280	47,671	7,195			591,909
Diluted	570,164	48,979	7,715			600,852

Earnings per Share
Basic	$1.56	$0.45	$0.52			$1.52
Diluted	$1.54	$0.44	$0.48			$1.49

See accompanying notes to unaudited pro forma condensed combined financial information.

FIFTH THIRD BANCORP AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Year Ended December 31, 2003

($000’s, except share and per share data)

	Fifth Third Bancorp and Subsidiaries	First National Bankshares of Florida	Southern Community Bancorp	Pro Forma Adjustments		Pro Forma Combined
Interest Income	$3,991,068	$166,294	$44,262	$(7,703	)(2)	$4,193,921
Interest Expense	1,085,642	42,846	17,474	(5,077	)(2)	1,140,885

Net Interest Income	2,905,426	123,448	26,788	(2,626)		3,053,036
Provision for Credit Losses	399,429	7,184	3,206	—		409,819

Net Interest Differential	2,505,997	116,264	23,582	(2,626)		2,643,217

Noninterest Income:
Service Charges on Deposits	485,116	18,115	811	—		504,042
Electronic Payment Processing Revenue	575,025	—	—	—		575,025
Investment Advisory Revenue	332,166	6,559	—	—		338,725
Mortgage Banking Net Revenue	301,734	5,590	—	—		307,324
Operating Lease Revenue	123,709	—	—	—		123,709
Other Noninterest Income	665,078	32,152	4,010	—		701,240

Total Noninterest Income	2,482,828	62,416	4,821	—		2,550,065

Noninterest Expenses:
Salaries, Wages and Benefits	1,270,738	76,652	9,732	—		1,357,122
Equipment and Occupancy Expenses	241,074	19,051	3,729	100	(2)	263,954
Operating Lease Expenses	93,525	—	—	—		93,525
Other Noninterest Expenses	944,887	34,595	5,441	14,369	(2)	999,292

Total Noninterest Expenses	2,550,224	130,298	18,902	14,469		2,713,893

Income from Continuing Operations Before Income Taxes, Minority Interest	2,438,601	48,382	9,501	(17,095)		2,479,389
Applicable Income Taxes	786,691	16,631	3,380	(5,983)		800,719

Income from Continuing Operations Before Minority Interest	1,651,910	31,751	6,121	(11,112)		1,678,670
Minority Interest, Net of Tax	(20,458)	—	—	—		(20,458)

Income from Continuing Operations	1,631,452	31,751	6,121	(11,112)		1,658,212
Dividends on Preferred Stock	740	—	—	—		740

Income from Continuing Operations Available to Common Shareholders	$1,630,712	$31,751	$6,121	$(11,112)		$1,657,472

Average Shares Outstanding (000’s):
Basic	571,590	47,464	6,938			600,918
Diluted	580,003	48,383	7,262			610,044

Earnings per Share:
Basic from continuing operations	$2.85	$0.67	$0.88			$2.76
Diluted from continuing operations	$2.81	$0.66	$0.84			$2.72

See accompanying notes to unaudited pro forma condensed combined financial information.

FIFTH THIRD BANCORP AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

($000’S, EXCEPT SHARE AND PER SHARE DATA)

Note 1 – Transaction

The merger of First National into Fifth Third Financial Corporation will be accounted for using the purchase method of accounting, and accordingly, the assets acquired and liabilities assumed of First National will be recorded at their respective fair values on the date the merger is completed. Each share of First National common stock that is issued and outstanding immediately prior to the effective time of the merger will be cancelled and converted, by virtue of the merger and without any further action, into .5065 shares of Fifth Third Bancorp (Fifth Third) Common Stock (or cash in lieu thereof for fractional shares, if any).

The unaudited pro forma financial information includes estimated adjustments to record certain assets acquired and liabilities assumed of First National at their respective fair values. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed.

The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of First National’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Any change in the fair value of the net assets of First National will change the amount of the purchase price allocable to goodwill. Additionally, changes to First National’s shareholders’ equity, including net income from June 30, 2004 through the date the merger is completed, will also change the amount of goodwill recorded. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

Note 2 – Pro Forma Adjustments

The pro forma adjustments reflect an exchange ratio of .5065 shares (assuming the merger closed on June 30, 2004) of Fifth Third common stock for every share of First National that was outstanding at June 30, 2004. Upon completion of the merger, outstanding options to acquire First National common stock will be exchanged for options to acquire Fifth Third common stock with the number of options and option price adjusted for the exchange ratio. First National stock options exchanged for Fifth Third stock options are considered part of the purchase price, and accordingly, the purchase price includes the fair value of exchanged First National stock options aggregating to $129,530. The fair value of stock options was determined using the market price of Fifth Third common stock at June 30, 2004.

FIFTH THIRD BANCORP AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION—(Continued)

($000’S, EXCEPT SHARE AND PER SHARE DATA)

The purchase accounting adjustments to record this merger used in the preparation of the unaudited pro forma condensed combined balance sheet are summarized below:

Outstanding shares of First National (pro forma) as of June 30, 2004		58,510,969
Exchange ratio of Fifth Third shares for First National		0.5065

Fifth Third shares to be issued		29,635,806
Market price of Fifth Third shares as of June 30, 2004		$53.78

Total market value of shares to be issued		1,593,814
Fair value of First National pro forma outstanding employee stock options		129,530

Total purchase price		1,723,344
First National’s pro forma carrying value of tangible net assets acquired		250,975

Pro forma excess purchase price over tangible net assets acquired		1,472,369
Estimated adjustments to reflect net assets acquired at fair market value:
Excess purchase price allocated to tangible assets and liabilities		(14,506)
Estimated core deposit intangible:

First National pro forma deposits	$3,374,086

Premium rate	2.50%	(84,352)

Deferred Income Taxes:

Estimated core deposit and other intangibles	$84,352
Estimated excess purchase price allocated to tangible assets and liabilities	14,506

	98,858
Income tax rate	35.0%	34,600

Goodwill		$1,408,111

The pro forma excess purchase price over net assets for the Fifth Third/First National (FITB/FLB) transaction and the First National/Southern Community (FLB/SCB) transaction were calculated as follows:

	FLB/SCB	FITB/FLB
Purchase Price	$303,726	$1,723,344
Net Assets Acquired	71,833	250,975

	$231,893	$1,472,369

FIFTH THIRD BANCORP AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION—(Continued)

($000’S, EXCEPT SHARE AND PER SHARE DATA)

The excess purchase price over the net assets was allocated to acquired assets and liabilities assumed as follows:

	As of June 30, 2004
	FLB/SCB	FITB/FLB	Elim (a)	Total
Loans and Leases	$7,189	$22,507	$—	$29,696
Bank Premises and Equipment	1,000	—	—	1,000
Intangible Assets	14,575	84,352	(21,704)	77,223
Total Deposits	(5,454)	(3,105)	—	(8,559)
Accrued Taxes, Interest and Expenses	(6,198)	(34,600)	6,198	(34,600)
Other Liabilities	—	—	54	54
Long-Term Debt	—	(4,896)	—	(4,896)
Goodwill	220,781	1,408,111	(395,702)	1,233,190

	$231,893	$1,472,369	$(411,154)	$1,293,108

(a) Represents the elimination of First National’s pro forma goodwill and intangible assets and related deferred taxes.

The excess purchase price allocated to tangible assets and liabilities will be amortized/ accreted into income over the life of the respective asset or liability.

The pro forma adjustments impacting shareholders’ equity are as follows:

	FLB/SCB	FITB/FLB	Combined
Shareholders’ Equity:

Common Stock Adjustment

Acquirer shares of common stock to be issued		29,635,806

Acquirer stated value		$2.22

Book value of common stock issued		65,792	$65,792

Less: Target common stock	(7,307)	(479)	(7,786)

Common Stock Adjustment		65,313	58,006

Capital Surplus Adjustment
Acquirer common stock issued in excess of par		1,528,022	1,528,022
Fair Value of target outstanding employee stock options		129,530	129,530
Target paid in capital	(56,962)	(369,828)	(426,790)

Capital Surplus Adjustment		1,287,724	1,230,762

Elimination of retained earnings	(10,626)	(11,174)	(21,800)
Elimination of accumulated other comprehensive income	3,062	12,195	15,257
Elimination of treasury stock		6,865	6,865
Elimination of unearned compensation—Restricted Stock Awards		4,018	4,018

Shareholders’ Equity Adjustment		$1,364,941	$1,293,108

FIFTH THIRD BANCORP AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION—(Continued)

($000’S, EXCEPT SHARE AND PER SHARE DATA)

The pro forma adjustments impacting the statements of income are as follows:

	Six Months Ended June 30, 2004
	FLB/SCB	FITB/FLB	Eliminations (b)	Total
Interest Income Adjustment
Amortization of premium on loans and leases	$(1,435)	$(2,197)	$—	$(3,632)

Interest Expense Adjustment
Amortization of premium on deposits	(1,104)	(424)	—	(1,528)
Amortization of premium long-term debt		(582)	—	(582)
Trust preferred securities issued in FLB/SCB Transaction (c)	244	—	—	244

Total Interest Expense Adjustment	(860)	(1,006)	—	(1,866)

Equipment and Occupancy Expense Adjustment
Depreciation of fair value adjustment to bank premises and equipment	50			50
Other Noninterest Expense Adjustment
Core deposit intangible amortization	729	6,902	(1,227)	6,404

	Twelve Months Ended December 31, 2003
	FLB/SCB	FITB/FLB	Eliminations (b)	Total
Interest Income Adjustment
Amortization of premium on loans and leases	$(2,876)	$(4,827)	$—	$(7,703)

Interest Expense Adjustment
Amortization of premium on deposits	(2,208)	(2,680)	—	(4,888)
Amortization of premium long-term debt		(1,164)	—	(1,164)
Trust preferred securities issued in FLB/SCB Transaction (c)	975	—	—	975

Total Interest Expense Adjustment	(1,233)	(3,844)	—	(5,077)

Equipment and Occupancy Expense Adjustment
Depreciation of fair value adjustment to bank premises and equipment	100			100

Other Noninterest Expense Adjustment
Core deposit intangible amortization	1,458	15,337	(2,426)	14,369

(b) Represents the elimination of First National’s core deposit intangible amortization for acquisitions prior to Southern Community.

(c) On March 31, 2004, First National issued $25.0 million in trust preferred securities. The proceeds from the issuance of the trust preferred securities is being used to repurchase up to 1.1 million of First National’s common stock to offset the dilutive impact of the Southern Community Bancorp stock options that were assumed in that merger. The trust preferred securities bear interest at a rate equal to 3-month LIBOR plus 279 basis points and mature in 30 years. The impact of the trust preferred securities based on the interest rate in effect on March 31, 2004 of 3.90% is to increase interest expense $244 for the six months ended June 30, 2004 and $975 for the

FIFTH THIRD BANCORP AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION—(Continued)

($000’S, EXCEPT SHARE AND PER SHARE DATA)

year ended December 31, 2003. An increase in the interest rate on the trust preferred securities of 50 basis points would result in additional interest expense of $31 for the six month period ended June 30, 2004 and $125 for the year ended December 31, 2003.

Income tax expense for the above pro forma adjustments were provided using a 35% tax rate.

The expected life of the core deposit intangible has been estimated at 10 years and amortization is included in the pro forma condensed combined statements of income based on a sum-of-the-years digits amortization method.

The pro forma financial statements do not include any amount related to one-time combination costs, including acquisition-related, integration and restructuring charges estimated to be approximately $4 million for the First National/Southern Community transaction and $100 million for the Fifth Third/First National transaction. The charges will be recorded based on the nature and timing of actions to be taken with respect to both Fifth Third’s and First National’s operations, facilities and employees.

Note 3 – Goodwill

In accordance with Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, the goodwill of $1,408 million recognized as a result of this merger will not be amortized. However, as required by the standard, impairment of goodwill will be subject to an examination if certain indicators are encountered, in addition to the annual review.

SELECTED HISTORICAL FINANCIAL DATA OF FIFTH THIRD

The following table sets forth certain historical financial data concerning Fifth Third for the five years ended December 31, 2003. This data is based on information contained in Fifth Third’s restated 2003 Annual Report included on Form 8-K filed on April 14, 2004 and on unaudited information contained in Fifth Third’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on August 6, 2004, which are incorporated by reference into this document. The financial statements include all adjustments (which consist of normal recurring accruals) necessary to present fairly the condensed results of operations for the five years ended December 31, 2003. Financial data for all periods has been restated to reflect the 2004 adoption of Statement of Financial Accounting Standard No. 123 (“Accounting for Stock-Based Compensation”), the fourth quarter 1999 mergers with CNB Bancshares, Inc. and Peoples Bank Corporation of Indianapolis and the second quarter 2001 merger with Old Kent Financial Corporation. The mergers were accounted for as poolings-of-interest. All share and per share information has been retroactively adjusted to reflect the 3-for-2 stock splits affected in the form of stock dividends paid on July 14, 2000.

	June 30,		December 31,
	2004	2003	2003	2002	2001(1)	2000(2)	1999(3)
Summary of Operations:
Interest income	$1,990,255	$2,020,216	$3,991,068	$4,129,412	$4,708,825	$4,947,372	$4,199,445
Interest expense	478,551	574,645	1,085,642	1,430,360	2,278,295	2,697,348	2,025,665

Net interest income	1,511,704	1,445,571	2,905,426	2,699,052	2,430,530	2,250,024	2,173,780
Provision for credit losses	171,162	193,694	399,429	246,611	236,077	137,661	169,445

Net interest income after provision for credit losses	1,340,542	1,251,877	2,505,997	2,452,441	2,194,453	2,112,363	2,004,335
Noninterest income	1,375,531	1,203,145	2,482,828	2,183,042	1,787,683	1,475,679	1,334,599
Noninterest expenses	1,395,731	1,235,172	2,550,224	2,337,054	2,452,337	2,027,381	1,987,280

Income from continuing operations before income taxes, minority interest and cumulative effect	1,320,342	1,219,850	2,438,601	2,298,429	1,529,799	1,560,661	1,351,654
Applicable income taxes	442,316	395,934	786,691	733,976	523,152	510,995	483,237

Income from continuing operations before minority interest and cumulative effect	878,026	823,916	1,651,910	1,564,453	1,006,647	1,049,666	868,417
Minority interest, net of tax	—	(20,458)	(20,458)	(37,680)	(2,490)	—	—

Income from continuing operations before cumulative effect	878,026	803,458	1,631,452	1,526,773	1,004,157	1,049,666	868,417
Income from discontinued operations, net of tax	—	1,948	43,896	3,979	4,255	5,396	3,200

Income before cumulative effect	878,026	805,406	1,675,348	1,530,752	1,008,412	1,055,062	871,617
Cumulative effect of a change in accounting principle, net of tax	—	—	(10,762)	—	(6,781)	—	—

Net income	878,026	805,406	1,664,586	1,530,752	1,001,631	1,055,062	871,617
Dividends on preferred stock	370	370	740	740	740	740	740

Net income available to common shareholders	$877,656	$805,036	$1,663,846	$1,530,012	$1,000,891	$1,054,322	$870,877

Common Share Data:
Earnings per share:
Income from continuing operations	$1.56	$1.40	$2.85	$2.63	$1.74	$1.85	$1.55
Income from discontinued operations, net	—	—	.08	.01	.01	.01	—
Cumulative effect of change in accounting principle, net	—	—	(.02)	—	(.01)	—	—

Net income available to common shareholders	$1.56	$1.40	$2.91	$2.64	$1.74	$1.86	$1.55
Earnings per diluted share:
Income from continuing operations	$1.54	$1.38	$2.81	$2.58	$1.70	$1.82	$1.53
Income from discontinued operations, net	—	—	.08	.01	.01	.01	—
Cumulative effect of change in accounting principle, net	—	—	(.02)	—	(.01)	—	—

Net income available to common shareholders	$1.54	$1.38	$2.87	$2.59	$1.70	$1.83	$1.53
Cash dividends declared per share	.64	.55	1.13	.98	.83	.70	.59
Book value at period end	14.97	15.25	15.29	14.98	13.31	11.83	9.91
Average shares outstanding	562,280	574,126	571,590	580,327	575,254	565,686	562,041
Average diluted shares outstanding	570,164	582,233	580,003	592,020	591,316	578,973	575,895

(1)	Provision for credit losses and operating expenses for 2001 include $35.4 million and $348.6 million, respectively, of pre-tax merger charges ($293.6 million after tax, or $0.50 per diluted share).
(2)	Provision for credit losses and operating expenses for 2000 include $12.0 million and $87.0 million, respectively, of pre-tax merger charges ($66.6 million after tax, or $0.12 per diluted share).
(3)	Provision for credit losses and operating expenses for 1999 include $26.2 million and $108.1 million, respectively, of pre-tax merger charges ($101.4 million after tax, or $0.18 per diluted share).

	June 30,				December 31,
	2004		2003		2003		2002		2001(1)		2000(2)		1999(3)
Financial Condition at Period End:
Securities	$30,488,677		$29,206,838		$29,189,776		$25,534,110		$20,523,066		$19,581,366		$16,663,764
Loans and leases	56,679,241		49,356,499		52,307,853		45,928,136		41,547,892		42,530,390		38,836,589
Assets	95,613,539		88,302,911		91,181,096		80,932,521		71,064,413		69,671,011		62,156,688
Deposits	57,907,454		55,875,063		57,095,309		52,208,427		45,854,090		48,359,441		41,855,805
Short-term borrowings	11,517,175		11,527,487		13,170,707		8,823,145		7,452,730		6,344,964		10,095,747
Long-term debt and convertible subordinated notes	14,775,201		8,338,341		9,062,830		8,178,704		7,029,926		6,238,143		3,278,692
Shareholders’ equity	8,392,704		8,690,775		8,667,003		8,604,392		7,752,761		6,734,698		5,602,944

Profitability Ratios:
Return on average assets	1.90%		1.91%		1.90%		2.04%		1.42%		1.58%		1.44%
Return on average shareholders’ equity	20.4%		18.3%		19.0%		18.4%		13.6%		17.5%		15.8%
Net interest margin	3.57%		3.71%		3.62%		3.96%		3.82%		3.73%		3.96%
Efficiency ratio(4)	48.0%		46.3%		47.0%		47.5%		57.5%		53.7%		56.0%
Noninterest income to total income(5)	47.6%		45.4%		46.1%		44.7%		42.4%		39.6%		38.0%
Dividend payout	41.6%		39.9%		39.4%		37.8%		48.8%		41.7%		45.5%

Capital Ratios:
Average shareholders’ equity to average assets	9.32%		10.45%		10.01%		11.08%		10.40%		9.06%		9.12%
Tier 1 risk-adjusted capital	10.52%		11.47%		11.07%		11.84%		12.49%		11.40%		11.37%
Total risk-adjusted capital	12.75%		13.97%		13.51%		13.65%		14.55%		13.50%		13.21%
Tier 1 leverage	8.97%		9.29%		9.23%		9.84%		10.64%		9.49%		9.10%

Ratio of Earnings to Fixed Charges:(6)
Including deposit interest	3.71	x	3.10	x	3.22	x	2.59	x	1.67	x	1.58	x	1.66	x
Excluding deposit interest	6.14	x	5.71	x	5.76	x	5.48	x	3.07	x	2.75	x	3.14	x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:(6)
Including deposit interest	3.70	x	3.09	x	3.21	x	2.59	x	1.67	x	1.58	x	1.66	x
Excluding deposit interest	6.11	x	5.69	x	5.75	x	5.47	x	3.06	x	2.75	x	3.13	x

Credit Quality Ratios:
Reserve for credit losses to nonperforming assets	286.87%		239.72%		242.01%		250.62%		265.45%		303.85%		370.86%
Reserve for credit losses to loans and leases outstanding	1.43%		1.49%		1.47%		1.49%		1.50%		1.43%		1.48%
Net charge-offs to average loans and leases outstanding	.48%		.60%		.63%		.43%		.54%		.26%		.39%
Nonperforming assets to loans, leases and other real estate owned	.50%		.62%		.61%		.59%		.57%		.47%		.40%

(1)	Provision for credit losses and operating expenses for 2001 include $35.4 million and $348.6 million, respectively, of pre-tax merger charges ($293.6 million after tax, or $0.50 per diluted share).
(2)	Provision for credit losses and operating expenses for 2000 include $12.0 million and $87.0 million, respectively, of pre-tax merger charges ($66.6 million after tax, or $0.12 per diluted share).
(3)	Provision for credit losses and operating expenses for 1999 include $26.2 million and $108.1 million, respectively, of pre-tax merger charges ($101.4 million after tax, or $0.18 per diluted share).
(4)	Operating expenses divided by the sum of taxable-equivalent net interest income and other operating income.
(5)	Other operating income as a percent of net interest income and other operating income.
(6)	Earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and the proportion deemed representative of the interest factor of rental expense.

SELECTED HISTORICAL FINANCIAL DATA OF FIRST NATIONAL

The following table sets forth certain historical financial data concerning First National for the five years ended December 31, 2003. This information is based on information contained in First National’s 2003 Annual Report on Form 10-K and on unaudited information contained in First National’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on August 9, 2004, which are incorporated by reference in this document. The financial statements include all adjustments (which consist of normal recurring accruals) necessary to present fairly the condensed results of operations for the five years ended December 31, 2003.

	June 30,		December 31,
	2004	2003(1)	2003(2)	2002(3)	2001(4)	2000	1999(5)
Summary of Operations:
Interest income	$88,937	$81,858	$166,294	$150,931	$148,728	$150,196	$127,455
Interest expense	22,764	22,047	42,846	47,299	65,316	74,606	55,896

Net interest income	66,173	59,811	123,448	103,632	83,412	75,590	71,559
Provision for credit losses	2,275	3,560	7,184	5,470	4,468	5,589	3,881

Net interest income after provision for credit losses	63,898	56,251	116,264	98,162	78,944	70,001	67,678
Noninterest income	34,466	32,627	62,416	54,728	47,980	36,281	35,140
Noninterest expenses	65,890	59,781	130,298	104,441	93,588	75,964	79,778

Income before income taxes	32,474	29,097	48,382	48,449	33,336	30,318	23,040
Applicable income taxes	10,834	9,792	16,631	16,385	12,120	10,563	6,675

Net income	$21,640	$19,305	$31,751	$32,064	$21,216	$19,755	$16,365

Common Share Data:
Earnings per share	$.45	$.41	$.67	$.68	$.46	$.43	$.35
Earnings per diluted share	.44	.40	.66	.66	.45	.42	.34
Cash dividends declared per share	.14	—	—	—	—	—	—
Book value at period end	7.54	8.96	7.64	5.62	3.93	3.50	3.22
Average shares outstanding	47,671	47,436	47,460	47,390	45,749	46,186	46,314
Average diluted shares outstanding	48,979	48,297	48,388	48,483	46,878	47,156	47,566

(1)	Noninterest expenses for the six month period ended June 30, 2003 include $1.0 million of pre-tax merger charges ($.7 million after tax, or $.01 per diluted share).
(2)	Noninterest expenses for 2003 include $1.2 million of pre-tax merger charges ($.8 million after tax, or $.03 per diluted share).
(3)	Noninterest expenses for 2002 include $.4 million of pre-tax merger charges ($.3 million after tax, or $.01 per diluted share).
(4)	Noninterest expenses for 2001 include $2.7 million of pre-tax merger charges ($1.9 million after tax, or $.06 per diluted share).
(5)	Noninterest expenses for 1999 include $1.5 million of pre-tax merger charges ($1.2 million after tax, or $.03 per diluted share).

June 30,	December 31,
2004	2003	2003	2002	2001	2000	1999
Financial Condition at Period End:
Securities	$879,952	$822,582	$775,334	$385,269	$234,140	$265,861	$264,610
Loans and leases	2,677,862	2,296,770	2,449,382	1,960,895	1,704,831	1,594,729	1,439,260
Assets	4,087,319	3,668,719	3,751,136	2,735,204	2,202,004	2,125,737	1,936,455
Deposits	2,977,611	2,741,164	2,719,989	2,122,052	1,760,163	1,686,505	1,506,236
Short-term borrowings	388,724	260,988	354,051	260,410	165,842	180,161	185,953
Long-term debt and convertible subordinated notes	326,196	191,855	271,000	50,591	65,622	68,822	71,533
Shareholders’ equity	358,403	438,423	365,115	268,081	179,466	170,874	150,389

Profitability Ratios:
Return on average assets	1.11%	1.20%	.91%	1.25%	1.00%	.97%	.96%
Return on average shareholders’ equity	11.7%	11.0%	7.9%	12.6%	12.3%	12.1%	12.5%
Net interest margin	3.94%	4.35%	4.19%	4.60%	4.33%	4.12%	4.44%
Efficiency ratio	65.0%	63.9%	69.3%	65.8%	71.0%	67.7%	71.3%
Efficiency ratio, excluding merger and restructuring expenses	65.0%	62.8%	63.1%	65.5%	69.0%	67.7%	69.9%
Noninterest income to total income	33.99%	34.87%	33.18%	34.47%	36.41%	32.32%	32.79%
Dividend payout	31.82%	N/A	N/A	N/A	N/A	N/A	N/A

Capital Ratios:
Average shareholders’ equity to average assets	9.46%	10.91%	11.53%	9.89%	8.11%	7.98%	13.01%
Tier 1 risk-adjusted capital	8.82%	N/A	N/A	N/A	N/A	N/A	N/A
Total risk-adjusted capital	10.46%	N/A	N/A	N/A	N/A	N/A	N/A
Tier 1 leverage	6.51%	N/A	N/A	N/A	N/A	N/A	N/A

Ratio of Earnings to Fixed Charges:
Including deposit interest	2.42	x	2.31	x	2.12	x	2.01	x	1.51	x	1.40	x	1.41	x
Excluding deposit interest	6.60	x	9.49	x	7.28	x	8.22	x	4.40	x	2.85	x	3.23	x
Credit Quality Ratios:
Reserve for credit losses to nonperforming assets	622.48%	414.86%	509.04%	397.20%	348.17%	358.09%	306.63%
Reserve for credit losses to loans and leases outstanding	1.11%	1.12%	1.15%	1.09%	1.10%	1.08%	.99%
Net charge-offs to average loans and leases outstanding	.05%	.16%	.13%	.22%	.19%	.16%	.21%
Nonperforming assets to loans, leases and other real estate owned	.18%	.27%	.23%	.28%	.32%	.30%	.32%

DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE

RIGHTS OF SHAREHOLDERS

Fifth Third is a corporation organized under the laws of the State of Ohio. First National is a corporation organized under the laws of the State of Florida.

Fifth Third is authorized to issue 1,300,000,000 shares of Fifth Third common stock, no par value, and 500,000 shares of preferred stock, no par value. As of September 30, 2004, Fifth Third had outstanding 561,112,890 shares of Fifth Third common stock, 7,250 shares of Fifth Third Series D perpetual preferred stock and 2,000 shares of Fifth Third Series E perpetual preferred stock. Pursuant to Fifth Third’s articles of incorporation, the board of directors of Fifth Third may, without further action of the shareholders: (1) divide into one or more new series the authorized shares of Fifth Third preferred stock which have not previously been designated, (2) fix the number of shares constituting any new series, and (3) fix the dividend rates, payment dates, whether dividend rights shall be cumulative or non-cumulative, conversion rights, redemption rights (including sinking fund provisions) and liquidation preferences. Except as otherwise provided by law, holders of any series of Fifth Third preferred stock are not entitled to vote on any matter.

The Fifth Third Series D and Series E perpetual preferred stock is not redeemable at the option of either Fifth Third or the holder. The holder of Fifth Third Series D perpetual preferred stock has the option to convert his or her stock into Fifth Third common stock, subject to regulatory approval. If a change of control of Fifth Third occurs that is not approved by the holders of a majority of the outstanding shares of Fifth Third Series E perpetual preferred stock, the holders of Fifth Third Series E perpetual preferred stock have the right to convert those shares into the right to receive a cash payment. Fifth Third may not engage in a merger in which Fifth Third is not the surviving entity unless the surviving entity issues to the holders of Series D and Series E perpetual preferred stock other series of preferred stock with powers, preferences and special rights substantially identical to those of the Series D and Series E perpetual preferred stock.

First National is authorized to issue 500,000,000 shares of First National common stock, no par value and 20,000,000 shares of preferred stock, no par value. As of October 12, 2004, First National had outstanding 59,389,490 shares of First National common stock.

Set forth below is a description of Fifth Third common stock and First National common stock. This description and analysis are brief summaries of relevant provisions of the articles of incorporation and code of regulations of Fifth Third and Ohio law and of the charter and bylaws of First National and Florida law and are qualified in their entirety by reference to those documents.

Voting Rights

Holders of both Fifth Third common stock and First National common stock are generally entitled to one vote per share on all matters submitted to a vote of shareholders.

Fifth Third Series D and Series E perpetual preferred stock do not carry any voting rights, except as required by Ohio law, but Fifth Third may not issue any securities ranking, as to dividends or rights upon liquidation, senior to or on parity with the Fifth Third Series D and Series E perpetual preferred stock, without the prior approval of holders of a majority of shares of Fifth Third Series D or Series E perpetual preferred stock, as the case may be.

Classification of Board of Directors. Both Fifth Third’s code of regulations and First National’s bylaws provide for the division of its board of directors into three classes of approximately equal size. Directors of both companies are elected for three-year terms, and the terms of office of approximately one-third of the members of the classified board of directors expire each year. This classification of the boards of Fifth Third and First National may make it more difficult for a shareholder to acquire immediate control of either company and remove management by means of a hostile takeover. As the terms of approximately one-third of the incumbent directors expire each year, at least two annual elections are necessary for the shareholders to replace a majority of directors, whereas a majority of the directors of a non-classified board of directors may be replaced in one annual meeting.

Preferred Stock. As stated above, Fifth Third is authorized to issue 500,000 shares of Fifth Third preferred stock, and its board of directors, without shareholder approval, may designate various characteristics and rights of the outstanding Fifth Third preferred stock, including conversion rights. Fifth Third’s board of directors may also, without shareholder approval, authorize the conversion of shares of other classes of Fifth Third preferred stock into any number of shares of Fifth Third common stock and thus dilute the outstanding shares of Fifth Third common stock and adversely affect the voting power of the Fifth Third common stock. Subject to the board’s fiduciary duties, Fifth Third could issue convertible preferred stock with the purpose or effect of deterring or preventing a takeover of Fifth Third.

First National is authorized to issue 20 million shares of preferred stock, $0.01 par value per share. The First National board of directors has the authority to issue First National preferred stock in one or more series and to fix the dividend rights, dividend rate, liquidation preference, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), and the number of shares constituting any such series, without any further action by the shareholders unless such action is required by applicable rules or regulations or by the terms of other outstanding series of First National preferred stock. Any shares of First National preferred stock which may be issued may rank prior to shares of First National common stock as to payment of dividends and upon liquidation. First National has not issued any shares of preferred stock.

Cumulative Voting. The holders of Fifth Third common stock have the right to vote cumulatively in the election of directors. Under applicable Ohio law, unless a corporation’s articles of incorporation are amended to provide that no shareholder of the corporation may cumulate his or her voting power, each shareholder has the right to vote cumulatively in the election of directors of the corporation if (1) written notice is given by any shareholder of the corporation to the president, a vice president or the secretary of such corporation, not less than forty-eight hours before the time fixed for holding the meeting at which directors are to be elected, indicating that the shareholder desires that voting for the election of directors be cumulative, and (2) announcement of the giving of this notice is made upon the convening of the meeting by the chairman or the secretary or by or on behalf of the shareholder giving the notice. In this event, each shareholder will be entitled to cumulate the voting power he or she possesses and to give one nominee as many votes as the number of directors to be elected multiplied by the number of his or her shares, or to distribute these votes on the same principle among two or more candidates, as each shareholder sees fit. The availability of cumulative voting rights enhances the ability of minority shareholders to obtain representation on the board of directors.

First National shareholders do not have a right to vote cumulatively in the election of directors. Therefore, each share of First National common stock is entitled to one vote in the election of any director.

Dividends

Holders of Fifth Third common stock are entitled to dividends as and when declared by the board of directors of Fifth Third out of funds legally available for the payment of dividends. Fifth Third has, in the past, declared and paid dividends on a quarterly basis, and intends to continue to do so in the immediate future in such amounts as the board of directors shall determine. Before the Fifth Third board of directors may declare and pay a dividend, however, Fifth Third must pay or declare full cumulative dividends on all shares having a priority over the Fifth Third common stock as to dividends; and Fifth Third must make all required sinking or retirement fund payments on all classes of preferred shares and on any other stock of Fifth Third ranking as to dividends or assets prior to the Fifth Third common stock. Fifth Third Series D and Series E preferred stock are entitled to dividends that are payable quarterly at the annual rate of 8%, based on their stated value of $1,000 per share. The obligation to pay dividends is cumulative. Fifth Third Series D perpetual preferred stock is senior as to dividends to the Fifth Third Series E perpetual preferred stock and Fifth Third common stock. Fifth Third Series E perpetual preferred stock is senior as to Fifth Third common stock.

The holders of First National common stock are entitled to receive such dividends or distributions as the First National board of directors may declare out of funds legally available for such payments. The payment of distributions by First National is subject to the restrictions of Florida law applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have preferential rights superior to the rights of the holders of its common stock. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding First National preferred stock. Stock dividends, if any are declared, may be paid from authorized but unissued shares.

Most of the revenues of Fifth Third and First National available for payment of dividends are derived from amounts paid to each corporation by its respective subsidiaries. Under applicable banking law, the total dividends declared in any calendar year by a national bank or a state-chartered bank may not, without the approval of the Comptroller of the Currency, the Federal Reserve Board, or the FDIC, as the case may be, exceed the aggregate of the bank’s net profits and retained net profits for the preceding two years. No affiliate of Fifth Third has ever been prohibited from declaring dividends or restricted in paying any dividends declared. No affiliate of First National has ever been prohibited from declaring dividends or restricted in paying any dividends declared.

If, in the opinion of the applicable regulatory authority, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), the authority may require, after notice and hearing, that the bank cease and desist from the practice. The Federal Reserve Board has similar authority with respect to bank holding companies. In addition, the Federal Reserve Board, the Comptroller of the Currency and the Federal Deposit Insurance Corporation have issued policy statements which provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Finally, the regulatory authorities have established guidelines with respect to the maintenance of appropriate levels of capital by a bank, bank holding company or savings association under their jurisdiction. Compliance with the standards set forth in these guidelines could limit the amount of dividends which Fifth Third and First National, and their respective affiliates, may pay in the future.

Preemptive Rights

Neither shareholders of Fifth Third nor shareholders of First National have preemptive rights.

Rights Upon Liquidation

In the event of any liquidation, dissolution or winding up of Fifth Third, the holders of Fifth Third common stock would be entitled to receive, subject to the rights of holders of Fifth Third preferred stock and after payment or provision for payment of all debts and liabilities of Fifth Third (including the payment of all fees, taxes and other expenses incidental thereto), the remaining assets of Fifth Third available for distribution. Fifth Third’s Series D and Series E perpetual preferred stock have priority over the holders of Fifth Third common stock in the event of liquidation or dissolution. If other series of Fifth Third preferred stock are issued, the holders of such other series of preferred stock may also have priority over the holders of Fifth Third common stock in the event of liquidation or dissolution.

In the event of liquidation, holders of First National common stock would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them, subject to any prior rights of the holders of any First National preferred stock then outstanding.

Constituency Clause

First National’s articles of incorporation provide that when evaluating any proposal involving a tender offer, share exchange, merger or acquisition of the company’s assets, in determining what is in the best interests of the company and its shareholders, the board must give consideration to all relevant factors, including the long-term prospects and interests of the company and its shareholders, and the social, economic, legal or other effects of any action on the employees, suppliers, customers, communities and societies, and economy of the state and the nation. First National’s articles of incorporation also provide that if the board determines that a proposal should be rejected, the board may take any lawful action to reject it, including advising shareholders not to accept the proposal, instituting litigation against the party making the proposal, filing complaints with governmental and regulatory authorities, acquiring the company’s own securities, issuing authorized but unissued securities or treasury stock or granting options with respect thereto, acquiring another company to create an antitrust or other regulatory problem for the party making the proposal, and obtaining a more favorable offer from another entity.

Fifth Third’s articles of incorporation contain no similar provision.

Indemnification and Personal Liability of Directors and Officers

Fifth Third’s code of regulations provides for the indemnification of each director and officer of the corporation, to the fullest extent permitted by Ohio law, subject to the limits of applicable federal law and regulation, against all expenses and liabilities reasonably incurred by or imposed on him or her in connection with any proceeding or threatened proceeding in which he or she may become involved by reason of his or her being or having been a director or officer.

First National’s articles of incorporation provides that directors and officers shall be indemnified to the fullest extent permitted by Florida law. Other persons may be similarly indemnified, and First National may purchase and maintain liability insurance to protect itself and any director, officer or other person. First National’s articles of incorporation and bylaws provide that, to the fullest extent permitted by law, no director of First National shall be personally liable for monetary damages for any action taken, or for failure to take any action, in his or her capacity as director.

Neither Fifth Third nor First National has any additional indemnification agreements with its officers or directors.

Shareholders’ Meetings; Quorum

Special meetings of Fifth Third’s shareholders may be called at any time by the board of directors or by the shareholders of Fifth Third upon the written application of the holders of at least 25% of all Fifth Third capital stock entitled to vote on the matters to be considered at the meeting. These applications must set forth the purpose or purposes of the meeting.

First National’s bylaws provide that special meetings of shareholders can be called by the president or chairman of the board of directors, or by the secretary pursuant to a written resolution or at the written direction of 75% of the members of the board of directors, or by the holders of not less than 50% of the outstanding shares of the corporation.

The presence in person or by proxy of the holders of a majority of the shares of stock entitled to vote at a meeting on every matter that is to be voted on constitutes a quorum under both Fifth Third’s code of regulations and First National’s bylaws.

Removal of Directors

Ohio law provides that the directors may remove any director: (1) if by order of court he has been found to be of unsound mind, or if he is adjudicated a bankrupt; or (2) if within 60 days, or within such other period of time as is prescribed in the articles or the regulations, from the date of his election he does not qualify by accepting in writing his election to the office or by acting at a meeting of the directors, and by acquiring the qualifications specified in the articles or the regulations; or if, for such period as is prescribed in the articles or the regulations, he ceases to hold the required qualifications.

When, as in the case of Fifth Third, the shareholders have a right to vote cumulatively in the election of directors, and the directors are classified, then, unless the articles or the regulations expressly provide that no director may be removed from office or that removal of directors requires a greater vote than that specified in this division, all the directors, all the directors of a particular class, or any individual director may be removed from office, only for cause, by the vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be removed, except that, unless all the directors, or all the directors of a particular class, are removed, no individual director shall be removed if the votes of a sufficient number of shares are cast against his removal that, if cumulatively voted at an election of all the directors, or all the directors of a particular class, as the case may be, would be sufficient to elect at least one director. Ohio law was recently amended to restrict a shareholder’s right to remove classified directors to removal for cause.

Fifth Third’s code of regulations provide that no director shall be removed without cause during his term of office and that any director may be removed for cause at any time by the action of the holders of record of a majority of the outstanding shares of Fifth Third common stock entitled to vote thereon at a meeting of the shareholders, and the vacancy in the board of directors caused by such removal may be filled by action of the shareholders at such meeting or any subsequent meeting.

First National’s articles of incorporation provide that directors may not be removed by shareholders without cause.

Amendment to Charter Documents

Ohio law provides that except in certain circumstances, amendments to a corporation’s articles of incorporation must be adopted by the affirmative vote of the holders of shares entitling them to exercise two-thirds of the voting power of the corporation on the proposal or, if the articles provide or permit, by the affirmative vote of a greater or lesser proportion, but not less than a majority, of this voting power, and by such affirmative vote of the holders of shares of any particular class as is required by the articles. Any amendment that would change or eliminate the classification of directors of an issuing public corporation such as Fifth Third whose directors are classified must be adopted by the shareholders only at a meeting expressly held for that purpose, by the affirmative shareholders’ vote required by law or the corporation’s articles of incorporation, and by an affirmative vote of the holders of at least a majority of the disinterested shares.

Except for amendments by the Fifth Third board of directors concerning the fixing of the terms of any series of Fifth Third preferred stock, Fifth Third’s articles of incorporation contain no other provisions concerning amendments.

Florida law provides that unless the articles of incorporation, a bylaw adopted by the board of directors or by shareholders, or the law itself requires differently, an amendment to articles of incorporation must be approved by (1) a majority of the votes entitled to be cast by any voting group for which the amendment would create dissenters’ rights, and (2) a majority of votes cast within each voting group, when a quorum is present. First National’s articles of incorporation require a 75% vote of shareholders to amend provisions related to the composition of the board, the election and removal of directors, and alteration of the constituency clause.

Ohio law provides that the code of regulations of a corporation may be amended, or new regulations may be adopted, by the shareholders at a meeting held for that purpose, by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation on the proposal, or without a meeting by the written consent of the holders of shares entitling them to exercise two-thirds of the voting power on the proposal, or if the articles or regulations so provide or permit, by the affirmative vote or written consent of the holders of shares entitling them to exercise a greater or lesser proportion but not less than a majority of the voting power. Any amendment that would change or eliminate the classification of directors of an issuing public corporation such as Fifth Third whose directors are classified must be adopted by the shareholders only at a meeting expressly held for that purpose, by the affirmative shareholders’ vote required by law or the corporation’s articles of incorporation, and by an affirmative vote of the holders of at least a majority of the disinterested shares.

Fifth Third’s code of regulations provide that, except for certain provisions regarding the election and removal of directors (which may only be amended by the vote or consent of two-thirds of the voting power of Fifth Third), the Fifth Third code of regulations may be altered, amended or repealed at a meeting held for this purpose by the affirmative vote of the holders of shares of Fifth Third common stock entitling them to exercise a majority of the voting power or may be adopted without a meeting by the written consent of the holders of shares of Fifth Third common stock entitling them to exercise two-thirds of the voting power.

First National’s bylaws provide that the bylaws may be amended by the affirmative vote of a majority of the board of directors or by the affirmative vote of at least 75% of the outstanding stock entitled to vote thereon.

Vacancies on the Board of Directors

Ohio law provides that, unless the articles or the regulations otherwise provide, the remaining directors, though less than a majority of the whole authorized number of directors, may, by the vote of a majority of their number, fill any vacancy in the board for the unexpired term. A vacancy exists if the shareholders increase the authorized number of directors but fail at the meeting at which the increase is authorized, or an adjournment of that meeting, to elect the additional directors provided for, or if the shareholders fail at any time to elect the whole authorized number of directors. In case of any removal of a director pursuant to the second paragraph in “—Removal of Directors” above, a new director may be elected at the same meeting for the unexpired term of each director removed. Failure to elect a director to fill the unexpired term of any director removed is deemed to create a vacancy in the board.

Fifth Third’s code of regulations provide that, except for vacancies created by the removal of a director (which is filled as stated above in “—Removal of Directors”), in the case of any increase in the number of directors, or any vacancy created by the death, resignation or otherwise of a director, the additional director or directors may be elected, or, as the case may be, the vacancy or vacancies may be filled either: (1) by the Fifth Third board of directors at any meeting by the affirmative vote of a majority of the remaining directors (though less than a quorum), or (2) by the holders of Fifth Third common stock entitled to vote thereon, either at an annual meeting of shareholders or at a special meeting called for that purpose.

First National’s bylaws provide that vacancies in the board of directors however caused may be filled by the vote of the majority of the incumbent directors or by the sole remaining director. The successor director will be elected for the remainder of his predecessor’s term.

Subscription, Conversion, Redemption Rights; Stock Nonassessable

Neither Fifth Third common stock nor First National common stock have subscription or conversion rights, and there are no mandatory redemption provisions applicable thereto. Shares of Fifth Third common stock issued to shareholders of First National pursuant to the agreement and plan of merger and the plan of merger will be validly issued, fully paid and non-assessable, and will not, upon such issuance, be subject to preemptive rights of any shareholder of Fifth Third.

Approval of Mergers, Consolidations or Sale of Assets

A merger, consolidation or disposition of all or substantially all of Fifth Third’s assets requires approval by a two-thirds vote of the outstanding voting shares of Fifth Third common stock. Except as described below, a merger, consolidation, or disposition of all or substantially all of First National’s assets not in the regular course of business, requires approval of only a majority of the shares of First National common stock entitled to vote on the matter.

Change-of-Control Provisions

The articles of incorporation and code of regulations of Fifth Third contain various provisions which could make more difficult a change-of-control of Fifth Third or discourage a tender offer or other plan to restructure

Fifth Third. The ability of Fifth Third to issue shares of Fifth Third preferred stock may have the effect of delaying, deferring or preventing a change-of-control of Fifth Third. Fifth Third’s classified board of directors may also make it more difficult for a shareholder to acquire immediate control of Fifth Third. Additionally, Ohio law contains provisions which would also make more difficult a change-of-control of Fifth Third or discourage a tender offer or other plan to restructure Fifth Third. The following discussion of some of these provisions is qualified in its entirety by reference to those particular statutory and regulatory provisions.

Ohio Control Share Acquisition Act. Section 1701.831 of the Ohio Revised Code, the Ohio Control Share Acquisition Act, provides that any “control share acquisition” of an Ohio issuing public corporation shall be made only with the prior authorization of the shareholders of the issuing public corporation in accordance with the provisions of the Ohio Control Share Acquisition Act. A “control share acquisition” is defined under the Ohio Control Share Acquisition Act to mean the acquisition, directly or indirectly, by any person of shares of an issuing public corporation that, when added to all other shares of the issuing public corporation such person owns, would entitle such person, directly or indirectly, to exercise voting power in the election of directors within the following ranges: more than 20%; more than 33%; and a majority.

The Ohio Control Share Acquisition Act also requires that the acquiring person must deliver an acquiring person statement to the Ohio issuing public corporation. The Ohio issuing public corporation must then call a special meeting of its shareholders to vote upon the proposed acquisition within 50 days after receipt of such acquiring person statement, unless the acquiring person agrees to a later date.

The Ohio Control Share Acquisition Act further specifies that the shareholders of the Ohio issuing public corporation must approve the proposed control share acquisition by certain percentages at a special meeting of shareholders at which a quorum is present. In order to comply with the Ohio Control Share Acquisition Act, the acquiring person may only acquire the shares of the Ohio issuing public corporation upon the affirmative vote of (1) a majority of the voting power of the shares of the Ohio issuing public corporation common stock that is represented in person or by proxy at the separate special meeting, and (2) a majority of the voting power of the shares of the Ohio issuing public corporation common stock that is represented in person or by proxy at the special meeting excluding those shares of the Ohio issuing public corporation common stock deemed to be “interested shares” for purposes of the Ohio Control Share Acquisition Act.

“Interested shares” are defined under the Ohio Control Share Acquisition Act to mean shares in respect of which the voting power is controlled by any of the following persons: (1) an acquiring person; (2) any officer of the Ohio issuing public corporation; or (3) any employee who is also a director of the Ohio issuing public corporation. “Interested shares” also include shares of the Ohio issuing public corporation common stock that are acquired by any person after the date of the first public disclosure of the proposed merger and the date of the special meeting, if either: (a) the aggregate consideration paid by such person, and any person acting in concert with him for such shares of the Ohio issuing public corporation common stock exceeds $250,000, or (b) the number of shares acquired by such person, and any person acting in concert with him, exceeds one-half of one percent of the outstanding shares of the Ohio issuing public corporation common stock.

Ohio Merger Moratorium Statute. Chapter 1704 of the Ohio Revised Code prohibits an issuing public corporation from engaging in certain transactions with an interested shareholder for a period of three years following the date on which the person became an interested shareholder unless, prior to such date, the directors of the issuing public corporation approve either the transaction or the acquisition of shares pursuant to which such person became an interested shareholder. Fifth Third is an issuing public corporation for purposes of the statute. An interested shareholder is any person who is the beneficial owner of a sufficient number of shares to allow such person, directly or indirectly, alone or with others, including affiliates and associates, to exercise or direct the exercise of 10% of the voting power of the issuing public corporation in the election of directors.

The transactions restricted by Chapter 1704 include:

•	any merger, consolidation, combination, or majority share acquisition between or involving an issuing public corporation and an interested shareholder or an affiliate or associate of an interested shareholder;

•	certain transfers of property, dividends, and issuance or transfers of shares, from or by an issuing public corporation or a subsidiary of an issuing public corporation to, with, or for the benefit of an interested shareholder or an affiliate or associate of an interested shareholder unless such transaction is in the ordinary course of business of the issuing public corporation on terms no more favorable to the interested shareholder than those acceptable to third parties as demonstrated by contemporaneous transactions; and

•	certain transactions which (1) increase the proportionate share ownership of an interested shareholder, (2) result in the adoption of a plan or proposal for the dissolution, winding up of the affairs, or liquidation of the issuing public corporation if such plan is proposed by or on behalf of the interested shareholder, or (3) pledge or extend the credit or financial resources of the issuing public corporation to or for the benefit of the interested shareholder.

After the initial three-year moratorium has expired, an issuing public corporation may engage in a transaction subject to Chapter 1704 if: (1) the acquisition of shares pursuant to which the person became an interested shareholder received the prior approval of the board of directors of the issuing public corporation, (2) the transaction subject to Chapter 1704 is approved by the affirmative vote of the holders of shares representing at least two-thirds of the voting power of the issuing public corporation and by the holders of shares representing at least a majority of voting shares which are not beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder, or (3) the transaction subject to Chapter 1704 meets certain statutory tests designed to ensure that it be economically fair to all shareholders.

Ohio Tender Offer Procedures. Ohio law also provides that an offeror may not make a tender offer or request an invitation for tenders that would result in the offeror beneficially owning more than 10% of any class of the target company’s equity securities unless such offeror files certain information with the Ohio Division of Securities and provides such information to the target company and the offerees within Ohio. The Ohio Division of Securities may suspend the continuation of the control bid if it determines that the offeror’s filed information does not provide full disclosure to the offerees of all material information concerning the control bid. The statute also provides that an offeror may not acquire any equity security of a target company within two years of the offeror’s previous acquisition of any equity security of the same target company pursuant to a control bid unless the Ohio offerees may sell such security to the offeror on substantially the same terms as provided by the previous control bid. The statute does not apply to a transaction if either the offeror or the target company is a savings and loan or bank holding company and the proposed transaction requires federal regulatory approval.

Dissenters’ Rights. Under Ohio law, shareholders have the right to dissent from certain corporate actions and receive the fair cash value for their shares if they follow certain procedures. Shareholders entitled to relief as dissenting shareholders under Ohio law are:

•	shareholders of an Ohio corporation dissenting from certain amendments to the corporation’s articles of incorporation;

•	shareholders of an Ohio corporation that is being merged or consolidated into a surviving or new entity;

•	shareholders of a surviving Ohio corporation to a merger who are entitled to vote on the adoption of an agreement of merger (but only as to the shares so entitling them to vote);

•	shareholders, other than the parent corporation, of an Ohio subsidiary corporation that is being merged into its parent corporation;

•	shareholders of an acquiring corporation in a combination or a majority share acquisition who are entitled to vote on such transaction (but only as to the shares so entitling them to vote); and

•	shareholders of a domestic subsidiary corporation into which one or more domestic or foreign corporations are being merged.

The articles of incorporation and bylaws of First National also contain various provisions which could make a change in control of First National more difficult, or discourage a tender offer or other plan to restructure First National. The ability of First National to issue shares of First National preferred stock may have the effect of delaying, deferring or preventing a change of control of First National. First National’s classified board of directors may also make it more difficult for a shareholder to acquire immediate control of First National. Additionally, provisions which permit shareholders to remove directors only for cause, permit shareholders to only take action at an annual or special meeting, require shareholders to give First National advance notice to nominate candidates for election to the board of directors or to make a shareholder proposal at a shareholders’ meeting, and require the vote of the holder of at least 75% of its voting shares for shareholder amendments to the bylaws may make more difficult or expensive or may discourage a tender offer, change in control or takeover of First National. Moreover, Florida law contains provisions that could make a change in control of First National more difficult, or discourage a tender offer or other plan to restructure First National. The following discussion of some of these provisions is qualified in its entirety by reference to those particular charter, statutory and regulatory provisions.

Florida Control Share Acquisition Act. Section 607.0902 of the Florida Business Corporation Act restricts the voting rights of certain shares of a corporation’s stock when those shares are acquired by a party who, by such acquisition, would control at least 20% of all voting rights of the corporation’s issued and outstanding stock. The statute provides that the acquired shares (the “control shares”) will, upon such acquisition, cease to have any voting rights. The acquiring party may, however, petition the corporation to have voting rights re-assigned to the control shares by way of an “acquiring person statement” submitted to the corporation in compliance with the requirements of the statute. Upon receipt of such request, the corporation must submit, for shareholder approval, the acquiring person’s request to have voting rights reassigned to holders of the control shares. Voting rights may be reassigned to the control shares by a resolution of holders of a majority of the corporation’s shares for each class and series of stock. If such a resolution is approved, and the voting rights reassigned to the control shares represent a majority of all voting rights of the corporation’s outstanding voting stock, then, unless the corporation’s articles of incorporation or bylaws provide otherwise, all shareholders of the corporation shall be able to exercise dissenters’ rights in accordance with Florida law. The acquisition of shares of the corporation does not constitute a control-share acquisition if, among other circumstances, the acquisition has been approved by the board of directors of the corporation before the acquisition or a merger is effected in compliance with the applicable provisions Florida law.

Florida law further provides that a corporation may, by amendment to its articles of incorporation or bylaws, provide that, if the party acquiring the control shares does not submit an acquiring person statement in accordance with the statute, the corporation may redeem the control shares at any time during the period ending 60 days after the acquisition of the control shares. If the acquiring party files an acquiring person statement, the control shares are not subject to redemption by the corporation unless the shareholders, acting on the acquiring party’s request for reassignment, deny full voting rights to the control shares.

Affiliated Transactions. Section 607.0901 of the Florida Business Corporation Act places restrictions on mergers, consolidations, sales of assets, liquidations, reclassifications or other similar kinds of transactions with or between a Florida corporation and any person who owns, directly or indirectly, 10% or more of the voting power of the outstanding shares of the corporation. The statute provides that the corporation may not engage in any affiliated transaction with any 10% or greater shareholder of the corporation unless:

•	the transaction is approved by a majority of the disinterested directors;

•	the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder;

•	the corporation has not had more than 300 shareholders of record during the past three years;

•	the interested shareholder has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least the past five years;

•	the interested shareholder is the beneficial owner of at least 90% of the voting shares, excluding shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors; or

•	consideration is paid to the corporation’s shareholders equal to the highest amount per share calculated under a complex formula and other specified conditions are met.

Dissenter’s Rights. Under Florida law, a shareholder is entitled to dissent from and obtain the fair value payment of his shares, but may not challenge the action, in the event of any of the following corporate actions:

•	A merger of the corporation when shareholder approval is required for the merger and the shareholder is entitled to vote, or if the corporation is a subsidiary that is being merged with its parent;

•	A share exchange to which the corporation is a party and is the corporation whose shares will be acquired, if the shareholders are entitled to vote on the exchange;

•	A sale or exchange of all or substantially all of the corporation’s property not in the usual course of business, if the shareholder is entitled to vote on the sale or exchange or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale; or

•	An amendment to the corporation’s articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval.

Appraisal rights are not available to holders of shares of a security listed on the New York Stock Exchange such as First National. Appraisal rights are therefore not available to the First National shareholders with respect to the merger.

Consideration of Non-Shareholder Interests

Ohio law provides that a director, in determining what he reasonably believes to be in the best interests of the corporation, shall consider the interests of the corporation’s shareholders and, in his discretion, may consider any of the following: (1) the interests of the corporation’s employees, suppliers, creditors, and customers; (2) the economy of the state and nation; (3) community and societal considerations; and (4) the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

Florida law similarly provides that, in discharging his duties, a director may consider such factors as he deems relevant, including the long-term prospects and interests of the corporation and its shareholders, and the social, economic, legal, or other effects of any action on the employees, suppliers, customers of the corporation or its subsidiaries, the communities and society in which the corporation or its subsidiaries operate, and the economy of the state and the nation.

REGULATION OF FINANCIAL INSTITUTIONS

First National, Fifth Third and Fifth Third Financial Corporation are financial holding companies registered under the Bank Holding Company Act. Fifth Third has two state chartered banks organized under the laws of Ohio and Michigan, respectively and a national bank. First National Bank of Florida is a national banking association. In the merger, Fifth Third Financial Corporation will acquire the assets of First National. Because each of these different types of banking organizations is governed under different regulations, the assets of First National acquired by Fifth Third Financial Corporation in the merger will be subject to different regulations after the merger. The following is a discussion of some of the regulatory requirements applicable to bank holding companies, financial holding companies, banks and savings banks. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. In addition to being governed by federal and state laws specifically governing bank holding companies, financial holding companies, banks and savings banks, Fifth Third and each of its depository subsidiaries that are chartered under state law are also governed by the corporate law of their state of incorporation to the extent these laws do not conflict with the laws specifically governing bank holding companies, financial holding companies, banks and savings banks.

Holding Company Regulation

Bank Holding Companies in General. As a bank holding company, Fifth Third is registered with and subject to regulation by the Federal Reserve Board and the Ohio Division of Financial Institutions (the “Division”). Fifth Third is required to file annually a report of operations with, and is subject to examination by, the Federal Reserve Board and the Division. The Federal Reserve Board has the authority to issue orders to bank holding companies to cease and desist from unsound banking practices and violations of conditions imposed by, or violations of agreements with, the Federal Reserve Board. The Federal Reserve Board is also empowered to assess civil monetary penalties against companies or individuals who violate the Bank Holding Company Act or orders or regulations thereunder, to order termination of non-banking activities of non-banking subsidiaries of bank holding companies, and to order termination of ownership and control of a non-banking subsidiary by a bank holding company.

Financial Holding Companies. The Gramm-Leach-Bliley Act, which became law on November 12, 1999, establishes a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial service providers by revising and expanding the Bank Holding Company Act framework to permit a holding company system, such as Fifth Third, to engage in a full range of financial activities through a new entity known as a financial holding company. Fifth Third has elected to be treated as a financial holding company. “Financial Activities” are broadly defined to include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature. These activities are incidental to such financial activities or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system in general. In sum, the Gramm-Leach-Bliley Act is intended to permit bank holding companies that qualify and elect to be treated as a financial holding company to engage in a significantly broader range of activities described above.

In order to elect to become a financial holding company and engage in the new activities, a bank holding company must meet certain tests and file an election form with the Federal Reserve Board, which generally is acted on within thirty days. To qualify, all of a bank holding company’s subsidiary banks must be well-capitalized and well-managed, as measured by regulatory guidelines. In addition, to engage in the new activities each of the bank holding company’s banks must have been rated “satisfactory” or better in its most recent Federal Community Reinvestment Act evaluation. Furthermore a bank holding company that elects to be treated as a financial holding company may face significant consequences if its banks fail to maintain the required capital and management ratings including entering into an agreement with the Federal Reserve Board which imposes limitations on its operations and may even require divestitures. Such possible ramifications may limit the ability of a bank subsidiary to significantly expand or acquire less than well-capitalized and well-managed institutions.

Acquisitions by Bank Holding Companies. The Federal Change in Bank Control Act prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board has been given at least 60 days to review the proposal. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company, with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) would, under the circumstances set forth in the presumption, constitute the acquisition of control. In addition, any company, as that term is broadly defined in the statute, would be required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more or such lesser percentage of common stock as the Federal Reserve Board deems to constitute control.

The Bank Holding Company Act prohibits a bank holding company, without prior approval of the Federal Reserve Board, from acquiring substantially all the assets of a bank or acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, or increasing such ownership or control of any bank, or merging or consolidating with any bank holding company. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 generally authorizes bank holding companies to acquire banks located in any state, possibly subject to certain state-imposed age and deposit concentration limits, and also generally authorizes interstate mergers and to a lesser extent, interstate branching.

Capital Requirements

The Federal Reserve Board has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in examining and supervising a bank holding company and in analyzing applications to it under the Bank Holding Company Act. These capital adequacy guidelines generally require bank holding companies to maintain total capital equal to 8% of total risk-adjusted assets and off-balance sheet items (the “Total Risk-Based Capital Ratio”), with at least one-half of that amount consisting of Tier I or core capital and the remaining amount consisting of Tier II or supplementary capital. Tier I capital for bank holding companies generally consists of the sum of common shareholders’ equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stocks which may be included as Tier I capital), less goodwill and other non-qualifying intangible assets. Tier II capital generally consists of hybrid capital instruments; perpetual preferred stock, that is not eligible to be included as Tier I capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics.

In addition to the risk-based capital requirements, the Federal Reserve Board requires bank holding companies to maintain a minimum leverage capital ratio of Tier I capital (defined by reference to the risk-based capital guidelines) to total average assets (the “Leverage Ratio”) of 3.0%. Total average assets for this purpose does not include goodwill and any other intangible assets and investments that the Federal Reserve Board determines should be deducted from Tier I capital. The Federal Reserve Board has announced that the 3.0% Leverage Ratio requirement is the minimum for the top-rated bank holding companies without any supervisory, financial or operational weaknesses or deficiencies or those which are not experiencing or anticipating significant growth.

Fifth Third is currently in compliance with both the Total Risk-Based Capital Ratio and the Leverage Ratio requirements. As of June 30, 2004, Fifth Third had a Tier I Risk-Based Capital Ratio and a Total Risk-Based Capital Ratio equal to 10.52% and 12.75%, respectively and a Leverage Ratio equal to 8.97%. U.S. bank regulatory authorities and international bank supervisory organizations, principally the Basel Committee on Banking Supervision, currently are considering changes to the risk-based capital adequacy framework which ultimately could affect the appropriate capital guidelines, including changes (such as those relating to lending to registered broker-dealers) that are of particular relevance to banks that engage in significant securities activities.

Ohio Law

Ohio law, the state law principally governing Fifth Third and its largest bank subsidiary, does not require bank holding companies to register with the Division. As a general matter, the Division does not rule upon or regulate the activities in which bank holding companies or their non-bank subsidiaries engage. A bank holding company, however, may not acquire control of an Ohio bank through purchase, assignment, transfer, pledge, or other disposition of voting securities without the prior consent of the Division. In examining the Ohio banks of a bank holding company, the bank holding company itself is subject to review by the Division. The Division has the authority to issue orders to bank holding companies to cease and desist from unsound banking practices and violations of law and of conditions imposed by, or violations of agreements with, the Division in connection with the operation of Ohio banks. The Division is also empowered to assess civil monetary penalties against bank holding companies and banks engaging in unsafe or unsound practices.

Regulation of Depository Institutions

The operations of the subsidiary depository institutions of Fifth Third are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services which may be offered. Various consumer laws and regulations also affect the operations of these subsidiary depository institutions.

National banks are subject to the supervision of and are regularly examined by the Comptroller of the Currency. In addition, national banks must be members of the Federal Reserve System and their deposits are insured by the Federal Deposit Insurance Corporation and, as such, are subject to regulation and examination by each agency. Federal Savings Banks are subject to the supervision and regulation of the Office of Thrift Supervision. State-chartered banking corporations are subject to federal and state regulation of their business and activities, including the Federal Reserve Board and, in the case of banks chartered in Ohio, by the Ohio Division of Financial Institutions and in the case of banks chartered in Michigan, by the Michigan Office of Financial and Insurance Services.

LEGAL AND TAX MATTERS

Counsel employed by Fifth Third Bancorp has rendered his opinion that the shares of Fifth Third common stock to be issued to the shareholders of First National in connection with the merger have been duly authorized and, if issued pursuant to the agreement and plan of merger, will be validly issued, fully paid and non-assessable under the current laws of the State of Ohio. Alston & Bird LLP has rendered an opinion to Fifth Third and Smith, Gambrell & Russell, LLP has rendered an opinion to First National, with respect to certain federal income tax consequences of the merger. Alston & Bird LLP has rendered an opinion that the merger will not cause Section 355(e) or (f) of the Internal Revenue Code to apply to the spin-off of First National from F.N.B. Corporation.

EXPERTS

The consolidated financial statements of Fifth Third Bancorp incorporated in this prospectus by reference from Fifth Third Bancorp’s Current Report on Form 8-K dated April 14, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption on January 1, 2004 of the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, “Accounting for Stock Based Compensation,” as amended by Statement of Financial Accounting Standard No. 148, with retroactive restatement of all prior periods and the adoption of Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities,” and Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”) which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of First National appearing in First National’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Southern Community incorporated by reference in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of Hacker, Johnson & Smith PA, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Fifth Third and First National file annual, quarterly and current reports, proxy statements and other information with the SEC. Shareholders may read and copy reports, proxy statements and other information filed by Fifth Third and First National at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Fifth Third’s and First National’s reports, proxy statements and other information are also available from commercial document retrieval services and at the SEC’s website located at http://www.sec.gov.

Fifth Third has filed a registration statement to register with the SEC the shares of Fifth Third common stock to be issued to First National’s shareholders in the merger. This document is part of that registration statement and constitutes a prospectus of Fifth Third as well as a proxy statement of First National for the special meeting.

As allowed by SEC rules, this document does not contain all the information that shareholders can find in the Fifth Third registration statement or the exhibits to the Fifth Third registration statement.

The SEC allows Fifth Third and First National to “incorporate by reference” information into this document, which means that they can disclose important information to shareholders by referring them to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in the other document.

This document incorporates by reference the documents set forth below except for information furnished in those filings, including but not limited to, Items 9 and 12 of the old Form 8-K and Items 2.02 and 7.01 of the current Form 8-K, which information is not deemed filed and is not incorporated by reference herein:

Fifth Third SEC Filings:

•	Fifth Third’s Annual Report on Form 10-K for the year ended December 31, 2003;

•	Fifth Third’s Quarterly Reports on Form 10-Q for the quarters ended March 31, and June 30, 2004;

•	Fifth Third’s Current Reports on Form 8-K filed with the SEC on January 15, 2004, February 19, 2004, March 10, 2004, March 22, 2004, April 7, 2004, April 14, 2004, April 15, 2004, June 8, 2004, June 15, 2004, July 15, 2004, August 2, 2004, August 3, 2004, as amended by Form 8-K/A filed on September 24, 2004, September 10, 2004, September 14, 2004 and October 14, 2004; and

•	Fifth Third’s Proxy Statement dated February 19, 2004.

First National SEC Filings:

•	First National’s Annual Report on Form 10-K for the year ended December 31, 2003;

•	First National’s Quarterly Reports on Form 10-Q for the quarters ended March 31, and June 30, 2004;

•	First National’s Current Reports on Form 8-K filed with the SEC on January 6, 2004, January 21, 2004, March 26, 2004, April 15, 2004, July 2, 2004, July 16, 2004, August 3, 2004, August 19, 2004, August 27, 2004, September 10, 2004, and September 28, 2004.

Additional documents that Fifth Third and First National may file with the SEC between the date of this document and the date of the special meeting of First National’s shareholders are also incorporated by reference. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Copies of any of the documents incorporated by reference into this document (excluding exhibits unless the exhibits are specifically incorporated into this document) are available without charge upon written or oral request from Paul L. Reynolds, Secretary, Fifth Third Bancorp, Fifth Third Center, Cincinnati, Ohio 45263 (telephone number: (513) 579-5300), as relates to Fifth Third, and Garrett S. Richter, Secretary, First National Bankshares of Florida, Inc., 2150 Goodlette Road North, Suite 800, Naples, Florida 34102 (telephone number (239) 262-7600) as relates to First National. In order to ensure timely delivery of the documents, any request should be made by November 15, 2004.

You should rely only on the information contained or incorporated by reference in this document to vote your shares at the special meeting. No one has been authorized to provide any information that is different from what is contained in this document. This document is dated October 18, 2004. You should not assume that the information contained in this document is accurate as of any date other than that date, and neither the mailing of this document to shareholders nor the issuance of Fifth Third common stock in the merger will create any implication to the contrary.

ANNEX A

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

by and among

FIFTH THIRD BANCORP,

FIFTH THIRD FINANCIAL CORPORATION

and

FIRST NATIONAL BANKSHARES OF FLORIDA, INC.

Dated as of September 22, 2004

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of September 22, 2004 (this “Agreement”), by and among FIRST NATIONAL BANKSHARES OF FLORIDA, INC., a Florida corporation (“First National Bankshares”), FIFTH THIRD BANCORP, an Ohio corporation (“Fifth Third”) and FIFTH THIRD FINANCIAL CORPORATION, an Ohio corporation, a wholly owned subsidiary of Fifth Third (“Fifth Third Financial”).

RECITALS:

WHEREAS, Fifth Third and First National Bankshares entered into an Agreement and Plan of Merger, dated as of August 1, 2004 (the “Original Merger Agreement”), and now desire to amend and restate the Original Merger Agreement to provide for the merger of First National Bankshares with and into Fifth Third Financial (the “Merger”), in accordance with Sections 1.1(b) and 8.3 of the Original Merger Agreement (it being understood that all references herein to “the date hereof” or “the date of this Agreement” refer to August 1, 2004, and all references to “the date of this Amended and Restated Agreement and Plan of Merger” refer to September 22, 2004);

WHEREAS, First National Bankshares, prior to January 1, 2004, was a member of an Affiliated Group (as defined herein), of which F.N.B. Corporation (“FNB”), a Florida corporation, was the common parent and on January 1, 2004, the Common Stock of First National Bankshares was distributed to the shareholders of FNB in a transaction that was tax-free under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”).

WHEREAS, First National Bankshares is a party to an Agreement and Plan of Merger dated as of March 19, 2004 and amended as of August 12, 2004, by and between First National Bankshares and Southern Community Bancorp (“Southern Community”) providing for, among other things, the tax-free merger (the “Southern Community Merger”) of Southern Community with and into First National Bankshares (the “Southern Community Merger Agreement”) as completed on September 3, 2004; and

WHEREAS, First National Bankshares is a party to an Amended and Restated Agreement and Plan of Merger dated as of September 10, 2004, by and among First National Bankshares, First National Bank of Florida and First Bradenton Bank (“First Bradenton”) providing for, among other things, the tax-free merger (the “First Bradenton Merger”) of First Bradenton with and into First National Bank of Florida (the “First Bradenton Merger Agreement”); and

WHEREAS, First National Bankshares completed the Southern Community Merger on September 3, 2004 and desires to complete the First Bradenton Merger and the Merger with Fifth Third Financial, and Fifth Third desires to permit the completion of the First Bradenton Merger and to have Fifth Third Financial merge with First National Bankshares in the manner provided in this Agreement; and

WHEREAS, the Boards of Directors of Fifth Third, Fifth Third Financial and First National Bankshares have each determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals; and

WHEREAS, for Federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Code, and the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g); and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger;

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I. THE MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with the General Corporation Law of the State of Ohio (the “OGCL”) and the Business Corporation Act of the State of Florida (the “FBCA”), at the Effective Time (as defined below), First National Bankshares shall merge with and into Fifth Third Financial. Fifth Third Financial (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Ohio. Upon consummation of the Merger, the separate corporate existence of First National Bankshares shall terminate.

(b) Fifth Third may at any time change the method of effecting the combination with First National Bankshares including without limitation the provisions of this Article I, if and to the extent it deems such change to be desirable, including without limitation to provide for a merger of First National Bankshares with and into a wholly-owned subsidiary of Fifth Third or the merger of a wholly-owned subsidiary of Fifth Third with and into First National Bankshares; provided, however, that no such change shall (i) alter or change the amount or type of Merger Consideration (as defined below) to be provided to holders of First National Bankshares Common Stock (as defined below) as provided for in this Agreement, (ii) cause the combination to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code or adversely affect the tax treatment of holders of First National Bankshares Common Stock as a result of receiving the Merger Consideration, or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement. First National Bankshares shall, if requested by Fifth Third, enter into one or more amendments to this Agreement prior to the Effective Time in order to effect any such change.

1.2 Effective Time. The Merger shall become effective as set forth in the certificate of merger (the “Certificate of Merger”) that shall be filed with the Secretary of State of the State of Ohio (the “Ohio Secretary”) and the articles of merger (the “Articles of Merger”) that shall be filed with the Secretary of State of the State of Florida (the “Florida Secretary”) on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificate of Merger and the Articles of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the OGCL and the FBCA.

1.4 Conversion of First National Bankshares Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of First National Bankshares, Fifth Third, Fifth Third Financial or the holder of any of the securities of either First National Bankshares or Fifth Third:

(a) Subject to Section 2.2(e), each share of the common stock, par value $0.01 per share, of First National Bankshares (the “First National Bankshares Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of First National Bankshares Common Stock owned by First National Bankshares or Fifth Third (other than shares of First National Bankshares Common Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary capacity, that are beneficially owned by third parties (any such shares held by First National Bankshares or Fifth Third, as the case may be, being referred to herein as “Trust Account Shares”) or shares of First National Bankshares Common Stock held on account of a debt previously contracted (“DPC Shares”)) shall be converted into the right to receive .5065 of a share (the “Exchange Ratio”) of the common stock, no par value per share, of Fifth Third (the “Fifth Third Common Stock”) (the “Merger Consideration”).

(b) All of the shares of First National Bankshares Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of First National Bankshares Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive (i) a certificate representing the number of whole shares of Fifth Third Common Stock, and (ii) cash in lieu of fractional shares, into which the shares of First National Bankshares Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.2(e). Certificates previously representing shares of First National Bankshares Common Stock shall be exchanged for certificates representing whole shares of Fifth Third Common Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Fifth Third Common Stock or First National Bankshares Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of First National Bankshares Capital Stock (as defined below) that are owned by First National Bankshares or Fifth Third (other than Trust Account Shares and DPC Shares) shall be cancelled and shall cease to exist and no Merger Consideration shall be delivered in exchange therefor.

(d) Each share of Common Stock, par value $1.00 per share, of Fifth Third Financial (“Fifth Third Financial Common Stock”), issued and outstanding immediately prior to the Effective Time, shall remain issued and outstanding and unaffected by the Merger.

1.5 Fifth Third Capital Stock. At and after the Effective Time, each share of Fifth Third Capital Stock (as defined below) issued and outstanding immediately prior to the Closing Date shall remain issued and outstanding and shall not be affected by the Merger.

1.6 Options and Other Stock-Based Awards.

(a) Effective as of the Effective Time, each then outstanding option to purchase shares of First National Bankshares Common Stock (each a “First National Bankshares Stock Option”) granted pursuant to the equity-based compensation plans identified in Section 4.11 of the First National Bankshares Disclosure Schedule (the “First National Bankshares Stock Plans”) to any current or former employee or director of, or consultant to, First National Bankshares or any of its Subsidiaries shall be assumed by Fifth Third and shall be converted automatically into an option to purchase a number of shares of Fifth Third Common Stock (rounded to the nearest whole share) (an “Assumed Stock Option”) at an exercise price determined as provided below (and otherwise subject to the terms of the First National Bankshares Stock Plans and the agreements evidencing grants thereunder):

(i) The number of shares of Fifth Third Common Stock to be subject to the Assumed Stock Option shall be equal to the product of the number of shares of First National Bankshares Common Stock subject to the First National Bankshares Stock Option and Exchange Ratio, provided that any fractional shares of Fifth Third Common Stock resulting from such multiplication shall be rounded to the nearest whole share; and

(ii) The exercise price per share of Fifth Third Common Stock under the Assumed Stock Option shall be equal to the exercise price per share of First National Bankshares Common Stock under the First National Bankshares Stock Option divided by the Exchange Ratio, provided that such exercise price shall be rounded to the nearest whole cent.

In the case of any First National Bankshares Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the conversion formula shall be adjusted, if necessary, to comply with Section 424(a) of the Code. Except as otherwise provided herein, the Assumed Stock Options shall be subject to the same terms and conditions (including expiration date, vesting and exercise provisions) as were applicable to the corresponding First National Bankshares Stock Options immediately prior to the Effective Time (but taking into account any non-discretionary changes thereto provided for in the First National Bankshares Stock Plans or other First National Bankshares Benefit Plan (defined below) or in any award agreement thereunder by reason of this Agreement or the transactions contemplated hereby); provided, however, that references to First National Bankshares shall be deemed to be references to Fifth Third.

(b) At the Effective Time, each right of any kind, contingent or accrued, to receive shares of First National Bankshares Common Stock or benefits measured by the value of a number of shares of First National Bankshares Common Stock, and each award of any kind consisting of shares of First National Bankshares Common Stock, granted under the First National Bankshares Stock Plans or any other First National Bankshares Benefit Plan (including restricted stock, restricted stock units, performance stock units, deferred stock units, phantom stock and dividend equivalents), other than First National Bankshares Stock Options (each, a “First National Bankshares Stock-Based Award”), whether vested or unvested, which is outstanding or unsatisfied immediately prior to the Effective Time, shall cease to represent a right or award with respect to shares of First National Bankshares Common Stock and shall be converted, at the Effective Time, into a right or award with respect to shares of Fifth Third Common Stock (an “Assumed Stock-Based Award”), on the same terms and conditions (including expiration date, vesting and exercise provisions) as were applicable under the First National Bankshares Stock-Based Awards (but taking into account any non-discretionary changes thereto provided for in the First National Bankshares Stock Plans or other First National Bankshares Benefit Plan or in any award agreement thereunder by reason of this Agreement or the transactions contemplated hereby). The number of shares of Fifth Third Common Stock subject to each such Assumed Stock-Based Award shall be equal to the number of shares of First National Bankshares Common Stock subject to the First National Bankshares Stock-Based Award, multiplied by the Exchange Ratio (rounded to the nearest whole share of Fifth Third Common Stock). All dividend equivalents credited to the account of each holder of a First National Bankshares Stock-Based Award as of the Effective Time shall remain credited to such holder’s account immediately following the Effective Time, subject to adjustment in accordance with the foregoing.

(c) Fifth Third represents and warrants that it has taken all corporate action necessary to reserve for issuance a sufficient number of shares of Fifth Third Common Stock upon the exercise of the Assumed Stock Options. On or as soon as practicable following the Closing Date, Fifth Third shall file a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act (defined below) with respect to the issuance of the shares of Fifth Third Common Stock subject to the Assumed Stock Options and the Assumed Stock-Based Awards and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such equity awards remain outstanding.

(d) First National Bankshares represents and warrants that it has taken such action as is necessary to amend the First National Bankshares Dividend Reinvestment Plan (the “First National Bankshares DRIP”) to eliminate or suspend, pending the consummation of the Merger, the right of any participant to make a new election, or increase an existing election, to purchase additional shares of First National Bankshares Common Stock under the First National Bankshares DRIP other than upon a dividend reinvestment; provided, however, that those participants who made such an election prior to August 1, 2004 shall be permitted to purchase additional shares of First National Bankshares Common Stock under the First National Bankshares DRIP pursuant to such existing election. Prior to the Effective Time and within five (5) business days of the anticipated Effective Time, First National Bankshares will take such action as is necessary to provide no additional shares of First National Bankshares Common Stock will be purchased under the First National Bankshares DRIP. Immediately prior to and effective as of the Effective Time and subject to the consummation of the Merger, First National Bankshares shall terminate the First National Bankshares DRIP.

1.7 Articles of Incorporation. Subject to the terms and conditions of this Agreement, at the Effective Time, the Articles of Incorporation of Fifth Third Financial (the “Fifth Third Financial Articles”), shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.8 Code of Regulations. Subject to the terms and conditions of this Agreement, at the Effective Time, the Code of Regulations of Fifth Third Financial shall be the Code of Regulations of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9 Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization,” within the meaning of Treasury Regulation Section 1.368-2(g) as defined in Section 368 of the Code, for the purposes of Sections 354 and 361 of the Code.

1.10 Headquarters of Surviving Corporation. From and after the Effective Time, the location of the headquarters and principal executive offices of the Surviving Corporation shall be that of the headquarters and principal executive offices of Fifth Third as of the date of this Agreement.

1.11 Board of Directors. At the Effective Time, the directors of the Surviving Corporation shall be comprised of the directors of Fifth Third Financial.

ARTICLE II. DELIVERY OF MERGER CONSIDERATION

2.1 Deposit of Merger Consideration. At or prior to the Effective Time, Fifth Third shall deposit, or shall cause to be deposited, with Computershare Trust Company of New York, or a bank or trust company reasonably acceptable to Fifth Third (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, certificates representing the shares of Fifth Third Common Stock and cash in lieu of any fractional shares (such cash and certificates for shares of Fifth Third Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.4 and paid pursuant to Section 1.4 and Section 2.2(e) in exchange for outstanding shares of First National Bankshares Common Stock.

2.2 Delivery of Merger Consideration.

(a) As soon as practicable, but in no event later than fifteen business days, after the Effective Time, the Exchange Agent shall mail to each holder of record of one or more Certificates a letter of transmittal in customary form as reasonably agreed by the parties (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the shares of Fifth Third Common Stock and any cash in lieu of fractional shares into which the shares of First National Bankshares Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement. Upon proper surrender to the Exchange Agent of a Certificate or Certificates for exchange and cancellation, together with such properly completed and duly executed letter of transmittal, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of whole shares of Fifth Third Common Stock to which such holder of First National Bankshares Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the sum of the amount of any cash in lieu of fractional shares which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of this Article II, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates.

(b) No dividends or other distributions declared after the Effective Time with respect to Fifth Third Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Fifth Third Common Stock represented by such Certificate.

(c) If any certificate representing shares of Fifth Third Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Fifth Third Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of First National Bankshares of the shares of First National Bankshares Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of Fifth Third Common Stock and Cash Consideration as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Fifth Third Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Fifth Third Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Fifth Third. In lieu of the issuance of any such fractional share, Fifth Third shall pay to each former shareholder of First National Bankshares who otherwise would be entitled to receive such fractional share an amount in cash determined by multiplying (i) the average of the closing-sale prices of Fifth Third Common Stock on the securities market or stock exchange in which the Fifth Third Common Stock principally trades, as reported by The Wall Street Journal for the ten consecutive trading days ending on the fifth trading day immediately preceding the date of the Effective Time by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Fifth Third Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of First National Bankshares as of the first anniversary of the Effective Time shall be paid to Fifth Third. Any former shareholders of First National Bankshares who have not theretofore complied with this Article II shall thereafter look only to Fifth Third for payment of the shares of Fifth Third Common Stock and cash in lieu of any fractional shares and any unpaid dividends and distributions on the Fifth Third Common Stock deliverable in respect of each share of First National Bankshares Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of First National Bankshares, Fifth Third, the Exchange Agent or any other person shall be liable to any former holder of shares of First National Bankshares Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Fifth Third, the posting by such person of a bond in such amount as Fifth Third may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Fifth Third Common Stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF FIFTH THIRD AND

FIFTH THIRD FINANCIAL

Except as otherwise disclosed in (a) the Fifth Third Reports (as defined below) filed prior to the date hereof or (b) the disclosure schedule (the “Fifth Third Disclosure Schedule”) delivered by Fifth Third to First National Bankshares prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of Fifth Third’s covenants contained in Article V, provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 9.2, (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect (as defined below) on Fifth Third and (iii) items shall be disclosed on such schedule under enumerated portions of such schedule corresponding to the section of this Agreement to which such disclosure relates (provided that disclosure under any enumerated portion of such schedule shall be deemed to apply to any other section of this Agreement to which it is readily apparent from the face of such disclosure that such disclosure applies), Fifth Third and Fifth Third Financial jointly and severally hereby represent and warrant to First National Bankshares as follows:

3.1 Corporate Organization.

(a) Each of Fifth Third and Fifth Third Financial is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio. Each of Fifth Third and Fifth Third Financial has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, have a Material Adverse Effect on Fifth Third or Fifth Third Financial. As used in this Agreement, the term “Material Adverse Effect” means, with respect to First National Bankshares, Fifth Third or the Surviving Corporation, as the case may be, a material adverse effect, when considered individually or in the aggregate, on (i) the business, operations, results of operations or financial condition of such party and its Subsidiaries taken as a whole or (ii) the ability of such party to timely consummate the transactions contemplated hereby; provided, however, that with respect to clause (i), the following shall not be deemed to have a Material Adverse Effect: any change or event caused by or resulting from (A) changes in prevailing interest rates, currency exchange rates or other economic or monetary conditions in the United States or elsewhere, (B) changes in United States or foreign securities markets, including changes in price levels or trading volumes, (C) changes or events, after the date hereof, affecting the financial services industry generally and not specifically relating to Fifth Third or First National Bankshares or their respective Subsidiaries, as the case may be, (D) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (E) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity (as defined below), (F) actions or omissions of Fifth Third or First National Bankshares taken with the prior written consent of the other or required hereunder, (G) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located; and provided, further, that in no event shall a change in the trading prices of a party’s capital stock, by itself, constitute a Material Adverse Effect.

(b) Fifth Third is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”), which has duly elected to become, and meets the applicable requirements for qualification as, a financial holding company pursuant to Section 4(l) of the BHC Act. True and complete copies of the Fifth Third Articles and Code of Regulations of Fifth Third, as in effect as of the date of this Agreement, have previously been made available by Fifth Third to First National Bankshares. True and complete copies of the Fifth Third Financial Articles and Code of Regulations of Fifth Third Financial, as in effect as of the date of this Amended and Restated Agreement and Plan of Merger, have previously been made available by Fifth Third to First National Bankshares.

(c) Each Fifth Third Subsidiary (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have a Material Adverse Effect on Fifth Third and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except to the extent that the failure to have such power or authority will not result in a Material Adverse Effect on Fifth Third. As used in this Agreement, the word “Subsidiary” when used with respect to any party means any bank, savings bank, corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, which is or should be consolidated with such party for financial reporting purposes under GAAP (as defined below).

3.2 Capitalization.

(a) The authorized capital stock of Fifth Third consists of one billion three hundred million (1,300,000,000) shares of Fifth Third Common Stock, of which, as of June 30, 2004, 560,804,042 shares were issued and outstanding, and five hundred thousand (500,000) shares of preferred stock, no par value per share (the “Fifth Third Preferred Stock” and, together with the Fifth Third Common Stock, the “Fifth Third Capital Stock”), of which, as of June 30, 2004, (i) 7,250 shares were authorized and 7,250 shares were issued and outstanding as Fifth Third Series D Preferred Stock, and (ii) 2,000 shares were authorized and 2,000 shares were issued and outstanding as Fifth Third Series E Preferred Stock. As of June 30, 2004, no more than 22,647,649 shares of Fifth Third Common Stock were held in Fifth Third’s treasury. As of the date hereof, no shares of Fifth Third Capital Stock were reserved for issuance except for shares of Fifth Third Common Stock reserved for issuance pursuant to the equity-based compensation plans of Fifth Third (the “Fifth Third Stock Plans”). All of the issued and outstanding shares of Fifth Third Capital Stock have been, and the shares of Fifth Third Common Stock to be issued pursuant to this Agreement upon issuance will be, duly authorized and validly issued, and will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) The authorized capital stock of Fifth Third Financial consists of 800 shares of Fifth Third Financial common stock, of which, as of the date of this Amended and Restated Agreement and Plan of Merger, 100 shares were issued and outstanding and all such 100 shares were beneficially owned by Fifth Third.

(c) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of Fifth Third are issued or outstanding.

(d) Except for (i) this Agreement, (ii) the rights under the Fifth Third Stock Plans, and (iii) the terms of the Fifth Third Preferred Stock, there are no options, subscriptions, warrants, calls, rights, commitments or agreements of any character to which Fifth Third or any Subsidiary is a party or by which it or any such Subsidiary is bound obligating Fifth Third or any Subsidiary of Fifth Third to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Fifth Third Capital Stock or any Voting Debt or stock appreciation rights of Fifth Third or of any Subsidiary or obligating Fifth Third or any Subsidiary of Fifth Third, to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

(e) Fifth Third owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Fifth Third Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. § 55 or similar state laws) and free of preemptive rights.

3.3 Authority; No Violation.

(a) Each of Fifth Third and Fifth Third Financial has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Fifth Third and Fifth Third Financial. No other corporate proceedings on the part of Fifth Third or Fifth Third Financial, including approval of the shareholders of Fifth Third, are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Fifth Third and Fifth Third Financial and (assuming due authorization, execution and delivery by First National Bankshares) constitutes valid and binding obligations of Fifth Third and Fifth Third Financial, enforceable against Fifth Third and Fifth Third Financial in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(b) Neither the execution and delivery by Fifth Third or Fifth Third Financial of this Agreement nor the consummation by Fifth Third or Fifth Third Financial of the transactions contemplated hereby, nor compliance by Fifth Third or Fifth Third Financial with any of the terms or provisions hereof, will (i) violate any provision of the Fifth Third Articles or Code of Regulations, or the Fifth Third Financial Articles or Code of Regulations or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Fifth Third, or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Fifth Third, any of its Subsidiaries or its Non-Subsidiary Affiliates under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Fifth Third, any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, will not have a Material Adverse Effect on Fifth Third or Fifth Third Financial.

3.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and the Federal Reserve Act, as amended, and approval of such applications and notices, (ii) the filing of any required applications or notices with any other federal, state or foreign agencies or regulatory authorities and approval of such applications and notices (the “Other Regulatory Approvals”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement/Prospectus in definitive form relating to the meeting of First National Bankshares’ shareholders to be held in connection with this Agreement and the transactions contemplated hereby (the “Proxy Statement/Prospectus”), and of the registration statement on Form S-4 (the “Form S-4”) in which the Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Form S-4, (iv) the filing of the Certificate of Merger with the Ohio Secretary pursuant to the OGCL and the filing of Articles of Merger with the Florida Secretary pursuant to the FBCA, (v) any notices to or filings with the Small Business Administration (the “SBA”), (vi) any notice or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (vii) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable industry self-regulatory organization (“SRO”), and the rules of The New York Stock Exchange, Inc. (“NYSE”) or The Nasdaq Stock Market, Inc., or which are required under insurance, consumer finance, mortgage banking and other similar laws and (viii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Fifth Third Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”), or any other third party, are necessary in connection with the consummation by Fifth Third or Fifth Third Financial of the Merger and the other transactions contemplated hereby.

3.5 Reports. Fifth Third and each of its Subsidiaries have timely filed all reports, registration statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2001 with (i) the Federal Reserve Board, (ii) the Federal Deposit Insurance Corporation, (iii) any state regulatory authority (each, a “State Regulator”), (iv) the Office of the Comptroller of the Currency (the “OCC”), (v) the SEC, (vi) any SRO and/or (vii) the Office of Thrift Supervision (the “OTS”) (collectively “Regulatory Agencies”), and all other reports and statements required to be filed by them since January 1, 2001, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency or other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to timely file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, will not have a Material Adverse Effect on Fifth Third. Except for normal examinations conducted by a Regulatory Agency or other Governmental Entity in the ordinary course of the business of Fifth Third and its Subsidiaries, no Regulatory Agency or other Governmental Entity has initiated any proceeding or, to the best knowledge of Fifth Third, investigation into the business or operations of Fifth Third or any of its Subsidiaries since January 1, 2001, except where such proceedings or investigation will not, either individually or in the aggregate, have a Material Adverse Effect on Fifth Third. There is no unresolved notice of violation, criticism, or exception by any Regulatory Agency or other Governmental Entity with respect to any report or statement relating to any examinations of Fifth Third or any of its Subsidiaries which, in the reasonable judgment of Fifth Third, is reasonably likely, either individually or in the aggregate, to have a Material Adverse Effect on Fifth Third.

3.6 Financial Statements. Fifth Third has previously made available to First National Bankshares true and correct copies of (i) the consolidated balance sheets of Fifth Third and its Subsidiaries as of December 31, 2001, 2002 and 2003 and the related consolidated statements of income and changes in shareholders’ equity and cash flows for the fiscal years ended December 31, 2001 through 2003, inclusive as reported in Fifth Third’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the “Fifth Third 10-K”) and as updated on Form 8-K filed April 14, 2004 to reflect Fifth Third’s adoption on a retroactive basis of the fair value provisions of SFAS No. 123 “Accounting for Stock Based Compensation,” filed with the SEC under the Exchange Act and accompanied by the audit report of Deloitte & Touche LLP, independent public accountants with respect to Fifth Third, and (ii) the unaudited consolidated balance sheet of Fifth Third and its Subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three-month periods then ended, as reported in Fifth Third’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 (the “Fifth Third 10-Q”). The financial statements referred to in this Section 3.6 (including the related notes, where applicable) fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity, cash flows and financial position of Fifth Third and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject to normal recurring adjustments in the case of unaudited statements; each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with accounting principles generally accepted in the United States (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Fifth Third and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

3.7 Broker’s Fees. Neither Fifth Third nor any Fifth Third Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2003, no event or events have occurred that have had, or are reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Fifth Third.

(b) Since December 31, 2003, through and including the date of this Agreement, Fifth Third and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9 Legal Proceedings.

(a) Neither Fifth Third nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Fifth Third’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Fifth Third or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, there is a reasonable probability of an adverse determination and which, if adversely determined, will be reasonably likely to, either individually or in the aggregate, have a Material Adverse Effect on Fifth Third.

(b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated bank holding companies or banks) imposed upon Fifth Third, any of its Subsidiaries or the assets of Fifth Third or any of its Subsidiaries that has had, or is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Fifth Third or the Surviving Corporation.

3.10 Taxes and Tax Returns.

(a) Each of Fifth Third and its Subsidiaries has duly filed all federal, state, foreign and local information returns and Tax returns required to be filed by it on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects) and has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities on or prior to the date of this Agreement other than (i) Taxes or other governmental charges that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP, or (ii) information returns, Tax returns or Taxes as to which the failure to file, pay or make provision for is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Fifth Third. There are no material disputes pending, or claims asserted, for Taxes or assessments upon Fifth Third or any of its Subsidiaries for which Fifth Third does not have reserves that are adequate under GAAP. Neither Fifth Third nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Fifth Third and its Subsidiaries). Within the past five years, neither Fifth Third nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

3.11 SEC Reports. Fifth Third has previously made available to First National Bankshares an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 2001 by Fifth Third with the SEC pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and prior to the date hereof and (b) communication mailed by Fifth Third to its shareholders since January 1, 2001. Fifth Third has filed all required reports, schedules, registration statements and other documents with the SEC since January 1, 2001 (the “Fifth Third Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Fifth Third Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Fifth Third Reports, and none of the Fifth Third Reports when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Fifth Third is in compliance with the provisions currently in effect of the Sarbanes-Oxley Act of 2002, and the certifications provided pursuant to Sections 302 and 906 thereof are accurate.

3.12 Compliance with Applicable Law.

(a) Fifth Third and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all material respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity or SRO relating to Fifth Third or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default will not, either individually or in the aggregate, have a Material Adverse Effect on Fifth Third.

(b) Except as will not have, either individually or in the aggregate, a Material Adverse Effect on Fifth Third, Fifth Third and each Fifth Third Subsidiary have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law.

(c) Except as would not reasonably be expected to have, either individually, or in the aggregate, a Material Adverse Effect on Fifth Third, each “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and each other plan, agreement, program or arrangement maintained, or contributed to, for the benefit of current or former directors or employees of Fifth Third and its Subsidiaries or with respect to which Fifth Third or its Subsidiaries may, directly or indirectly, have any liability to such directors or employees (the “Fifth Third Benefit Plan”) has been operated and administered in all material respects in compliance with the Employee Retirement Income Security Act of 1974, as amended, the Code and other applicable laws. No Fifth Third Benefit Plan is a “multiemployer pension plan” (as defined in Section 3(37) of ERISA). No proceeding has been commenced by the Pension Benefit Guaranty Corporation to terminate any Fifth Third Benefit Plan and no “reportable event” (as defined in Section 4043(c) of ERISA) has occurred with respect to a Fifth Third Benefit Plan.

3.13 Agreements with Regulatory Agencies. Neither Fifth Third nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 2001, a recipient of any supervisory letter from, or since January 1, 2001, has adopted any board resolutions at the request of, any Regulatory Agency or other Governmental Entity, that currently restricts in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement, or that in any material manner relates to its capital adequacy, its credit or risk management policies, its management or its business (each, whether or not set forth in the Fifth Third Disclosure Schedule, a “Fifth Third Regulatory Agreement”), nor has Fifth Third or any of its Subsidiaries been advised since January 1, 2001, by any Regulatory Agency or other Governmental Entity, that it is considering issuing or requesting any such Fifth Third Regulatory Agreement.

3.14 Interest Rate Risk Management Instruments. Except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Fifth Third, all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements (collectively, the “Fifth Third Interest Rate Management Instruments”), whether entered into for the account of Fifth Third or for the account of a customer of Fifth Third or one of its Subsidiaries, were entered into in the ordinary course of business and, to Fifth Third’s knowledge, (i) in accordance with prudent banking practice and applicable rules, regulations and policies of any Regulatory Authority and with counterparties believed to be financially responsible at the time, (ii) are legal, valid and binding obligations of Fifth Third or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies),and (iii) are in full force and effect. Fifth Third and each of its Subsidiaries have duly performed in all material respects all of their material obligations under the Fifth Third Interest Rate Management Instruments to the extent that such obligations to perform have accrued, and to Fifth Third’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.15 Undisclosed Liabilities. Except for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of Fifth Third included in the Fifth Third Form 10-Q and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2004, neither Fifth Third nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Effect on Fifth Third.

3.16 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably result in the imposition, on Fifth Third or any Fifth Third Subsidiary any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation, ordinance, code, order, decree or other law (collectively, “Environmental Laws”), including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), pending or, to the knowledge of Fifth Third, threatened against Fifth Third or any Fifth Third Subsidiary, which liability or obligation will, either individually or in the aggregate, have a Material Adverse Effect on Fifth Third. To the knowledge of Fifth Third, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that will, individually or in the aggregate, have a Material Adverse Effect on Fifth Third. Neither Fifth Third nor any Fifth Third Subsidiary is subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing that will have, either individually or in the aggregate, a Material Adverse Effect on Fifth Third. To the best knowledge of Fifth Third, there are and have been no conditions at any property owned, operated or otherwise used by, or the subject of a security interest on behalf of, Fifth Third or any Fifth Third Subsidiary, and there are no events, conditions, circumstances, practices, plans or legal requirements that could give rise to obligations or liabilities of Fifth Third or any Fifth Third Subsidiary under any Environmental Law that, either individually or in the aggregate, would have a Material Adverse Effect on Fifth Third.

3.17 Reorganization. As of the date of this Agreement, Fifth Third is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.18 Information Supplied. None of the information supplied or to be supplied by Fifth Third for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus will, at the date of mailing to shareholders and at the time of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder, except that no representation or warranty is made by Fifth Third with respect to statements made or incorporated by reference therein based on information supplied by First National Bankshares for inclusion or incorporation by reference in the Proxy Statement/Prospectus.

3.19 Internal Controls. The records, systems, controls, data and information of Fifth Third and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Fifth Third or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the following sentence. As and to the extent described in the Fifth Third Reports filed with the SEC prior to the date hereof, Fifth Third and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Fifth Third (i) has designed disclosure controls and procedures to ensure that material information relating to Fifth Third, including its consolidated Subsidiaries, is made known to the management of Fifth Third by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Fifth Third’s auditors and the audit committee of Fifth Third’s Board of Directors (x) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Fifth Third’s ability to record, process, summarize and report financial data and have identified for Fifth Third’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Fifth Third’s internal controls. Fifth Third has initiated its process of compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and expects to be in full compliance therewith by the mandated compliance date.

3.20 Loan Losses. Since March 31, 2004, none of the bank Subsidiaries of Fifth Third (the “Fifth Third Bank Subsidiaries”) has incurred any unusual or extraordinary loan losses which are material to Fifth Third and the Fifth Third Subsidiaries on a consolidated basis; to the best knowledge of Fifth Third and in light of each of the Fifth Third Bank Subsidiaries’ historical loan loss experience and its management’s analysis of the quality and performance of its loan portfolio, its reserves for loan losses are adequate to absorb potential loan losses determined on the basis of management’s continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio.

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF FIRST NATIONAL BANKSHARES

Except as otherwise disclosed in (a) the First National Bankshares Reports (as defined below) filed prior to the date hereof or (b) the disclosure schedule (the “First National Bankshares Disclosure Schedule”) delivered by First National Bankshares to Fifth Third prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of First National Bankshares’ covenants contained in Article V, provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 9.2, (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect on First National Bankshares and (iii) items shall be disclosed on such schedule under enumerated portions of such schedule corresponding to the section of this Agreement to which such disclosure relates (provided that disclosure under any enumerated portion of such schedule shall be deemed to apply to any other section of this

Agreement to which it is readily apparent from the face of such disclosure that such disclosure applies), First National Bankshares hereby represents and warrants to Fifth Third as follows (it being understood that the representations, warranties and disclosures described herein shall apply to both First National Bankshares as it stands before the Southern Community Merger and the First Bradenton Merger, as well as to the combined entities after such mergers):

4.1 Corporate Organization.

(a) First National Bankshares is a corporation duly organized, validly existing and its status is active under the laws of the State of Florida. First National Bankshares has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, have a Material Adverse Effect on First National Bankshares.

(b) First National Bankshares is a bank holding company registered under the BHC Act. True and complete copies of the Articles of Incorporation (the “First National Bankshares Charter”), and Bylaws of First National Bankshares, as in effect as of the date of this Agreement, have previously been made available by First National Bankshares to Fifth Third. First National Bankshares has been certified as a “financial holding company” (an “FHC”) within the meaning of Section 2(p) of the BHC Act, and remains a certified FHC on the date hereof.

(c) Each First National Bankshares Subsidiary is listed in Section 4.1(c) of the First National Bankshares Disclosure Schedule and: (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have a Material Adverse Effect on First National Bankshares, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted except to the extent that the failure to have such power or authority will not result in a Material Adverse Effect on First National Bankshares.

4.2 Capitalization.

(a) The authorized capital stock of First National Bankshares consists of five hundred million (500,000,000) shares of First National Bankshares Common Stock, of which, as of June 30, 2004, 47,515,420 shares were issued and outstanding, and twenty million (20,000,000) shares of preferred stock, $0.01 par value per share (the “First National Bankshares Preferred Stock” and, together with the First National Bankshares Common Stock, the “First National Bankshares Capital Stock”), of which, as of July 31, 2004, no shares were issued and outstanding. As of June 30, 2004, no more than 365,000 shares of First National Bankshares Common Stock were held in First National Bankshares’ treasury. As of the date hereof, no shares of First National Bankshares Capital Stock were reserved for issuance except for 6,180,000 shares of First National Bankshares Common Stock reserved for issuance pursuant to First National Bankshares Stock Plans. All of the issued and outstanding shares of First National Bankshares Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) No Voting Debt of First National Bankshares is issued or outstanding.

(c) Except for (i) this Agreement, (ii) the rights under the First National Bankshares Stock Plans which represented, as of June 30, 2004, the right to acquire up to an aggregate of 5,208,933 shares of First National Bankshares Common Stock, (iii) obligations to issue shares of First National Bankshares Common Stock in connection with the Southern Community Merger (including shares of First National Bankshares Common Stock to be issued pursuant to options or other stock-based compensation awards to be assumed by First National Bankshares in the Southern Community Merger), (iv) obligations to issue shares of First National Bankshares

Common Stock in connection with the First Bradenton Merger (including shares of First National Bankshares Common Stock to be issued pursuant to options or other stock-based compensation awards to be assumed by First National Bankshares in the First Bradenton Merger), and (v) agreements entered into and securities and other instruments issued after the date of this Agreement as permitted by Section 5.2(b), there are no options, subscriptions, warrants, calls, rights, commitments or agreements of any character to which First National Bankshares or any Subsidiary is a party or by which it or any such Subsidiary is bound obligating First National Bankshares or any Subsidiary of First National Bankshares to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of First National Bankshares Capital Stock or any Voting Debt or stock appreciation rights of First National Bankshares or of any Subsidiary or obligating First National Bankshares or any Subsidiary to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding contractual obligations of First National Bankshares or any of its Subsidiaries (A) to repurchase, redeem or otherwise acquire any shares of capital stock of First National Bankshares or any of its Subsidiaries or (B) except for the Bradenton Merger Agreement and the Southern Community Merger Agreement, pursuant to which First National Bankshares or any of its Subsidiaries is or could be required to register shares of First National Bankshares Capital Stock or other securities under the Securities Act, except any such contractual obligations entered into after the date hereof as permitted by Section 5.2(b).

(d) First National Bankshares owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the First National Bankshares Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. § 55 or similar state laws) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No First National Bankshares Subsidiary has or is bound by any outstanding subscription, option, warrant, call, commitment or agreement of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. First National Bankshares does not have any Non-Subsidiary Affiliates. As used in this Agreement, the term “Non-Subsidiary Affiliate” when used with respect to any party means any corporation, partnership, limited liability company, joint venture or other entity that such party controls, is controlled by, or is under common control with, other than such party’s Subsidiaries.

4.3 Authority; No Violation.

(a) First National Bankshares has full corporate power and authority to execute and deliver this Agreement and, subject in the case of the consummation of the Merger to the adoption of this Agreement by the requisite vote of the holders of First National Bankshares Common Stock, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of First National Bankshares, including all approvals required under Article VII of the First National Bankshares Charter. The Board of Directors of First National Bankshares determined that the Merger is advisable and in the best interest of First National Bankshares and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to First National Bankshares’ shareholders for adoption at a meeting of such shareholders and, except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of First National Bankshares Common Stock, no other corporate proceedings on the part of First National Bankshares are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by First National Bankshares and (assuming due authorization, execution and delivery by Fifth Third) constitutes a valid and binding obligation of First National Bankshares, enforceable against First National Bankshares in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(b) Except as disclosed in the First National Bankshares Disclosure Schedule, neither the execution and delivery of this Agreement by First National Bankshares, nor the consummation by First National Bankshares of the transactions contemplated hereby, nor compliance by First National Bankshares with any of the terms or provisions hereof, will (i) violate any provision of the First National Bankshares Charter or the Bylaws of First National Bankshares, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to First National Bankshares, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require payment or indemnification under, require divestiture of, or result in the creation of any Lien upon any of the respective properties or assets of First National Bankshares or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which First National Bankshares or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which either individually or in the aggregate will not have a Material Adverse Effect on First National Bankshares.

(c) First National Bankshares’ shareholders are not entitled to exercise any dissenters’ or appraisal rights in connection with the transactions contemplated hereby.

4.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and the Federal Reserve Act, as amended, and approval of such applications and notices, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Proxy Statement/Prospectus and the Form S-4, (iv) the filing of the Certificate of Merger with the Ohio Secretary pursuant to the OGCL and the filing of Articles of Merger with the Florida Secretary pursuant to the FBCA, (v) any notices to or filings with the SBA, (vi) any notice or filings under the HSR Act, (vii) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable SRO, and the rules of the NYSE, or which are required under insurance, consumer finance, mortgage banking and other similar laws, (viii) such filings and approvals as are required to be made with or obtained from the Office of the Comptroller of the Currency (the “OCC”), and (ix) the approval of this Agreement by the requisite vote of the shareholders of First National Bankshares, no consents or approvals of or filings or registrations with any Governmental Entity, or any other third party, are necessary in connection with the consummation by First National Bankshares of the Merger and the other transactions contemplated hereby.

4.5 Reports. First National Bankshares and each of its Subsidiaries have timely filed all reports, registration statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since the later of its incorporation and January 1, 2001 with the Regulatory Agencies, and all other reports and statements required to be filed by them since such time, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency or other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to timely file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, will not have a Material Adverse Effect on First National Bankshares. Except for normal examinations conducted by a Regulatory Agency or other Governmental Entity in the ordinary course of the business of First National Bankshares and its Subsidiaries, no Regulatory Agency or other Governmental Entity has initiated any proceeding or, to the best knowledge of First National Bankshares, investigation into the business or operations of First National Bankshares or any of its Subsidiaries since the later of the date of its incorporation and January 1, 2001, except where such proceedings or investigation will not, either individually or in the aggregate, have a Material Adverse Effect on First National Bankshares. There is no unresolved violation, criticism, or exception by any Regulatory Agency or other Governmental Entity with respect to any report or statement relating to any examinations of First National Bankshares or any of its Subsidiaries which, in the reasonable judgment of First National Bankshares, is reasonably likely, either individually or in the aggregate, to have a Material Adverse Effect on First National Bankshares.

4.6 Financial Statements. First National Bankshares has previously made available to Fifth Third true and correct copies of (i) the consolidated balance sheets of First National Bankshares and its Subsidiaries as of December 31, 2001, 2002 and 2003 and the related consolidated statements of income and changes in shareholders’ equity and cash flows for the fiscal years ended December 31, 2001 through 2003, inclusive, as reported in First National Bankshares’ Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the “First National Bankshares 10-K”), filed with the SEC under the Exchange Act and accompanied by the audit report of Ernst and Young LLP, independent public accountants with respect to First National Bankshares, and (ii) the unaudited consolidated balance sheet of First National Bankshares and its Subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three-month periods then ended, as reported in First National Bankshares’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 (the “First National Bankshares 10-Q”). The financial statements referred to in this Section 4.6 (including the related notes, where applicable) fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity, cash flows and financial position of First National Bankshares and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject to normal recurring adjustments in the case of unaudited statements; each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto. The books and records of First National Bankshares and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

4.7 Broker’s Fees. Except for SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., and Hovde Financial LLC, neither First National Bankshares, any First National Bankshares Subsidiary, nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

4.8 Absence of Certain Changes or Events.

(a) Since January 1, 2004, no event or events have occurred that have had, or are reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on First National Bankshares.

(b) Since January 1, 2004 through and including the date of this Agreement, First National Bankshares and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9 Legal Proceedings.

(a) Neither First National Bankshares nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of First National Bankshares’ knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against First National Bankshares or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, there is a reasonable probability of an adverse determination and which, if adversely determined, will be reasonably likely to, either individually or in the aggregate, have a Material Adverse Effect on First National Bankshares.

(b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated bank holding companies or banks) imposed upon First National Bankshares, any of its Subsidiaries or the assets of First National Bankshares or any of its Subsidiaries that has had or is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on First National Bankshares.

4.10 Taxes and Tax Returns.

(a) FNB has received a ruling, dated December 11, 2003 (the “Ruling”), from the Internal Revenue Service (the “IRS”), to the effect that the Distribution (as defined below) qualifies as a tax-free spin-off for federal income tax purposes under Section 355 of the Code. The officers and directors of First National Bankshares believe the factual assumptions and representations made by FNB and First National Bankshares to the IRS in connection with the Ruling were valid, accurate, true, correct and complete at the time made; and all facts and representations which would have been material to the IRS in issuing the Ruling were submitted by FNB and First National Bankshares to the IRS. First National Bankshares and, to the knowledge of First National Bankshares and its officers and directors, FNB have properly reported to, and filed all necessary documents with, the IRS to properly treat the Distribution as a tax-free spin-off for federal income tax purposes under Section 355 of the Code, and have not filed or recorded any documents inconsistent with such treatment. For purposes of this Section, “Distribution” means the distribution of the shares of First National Bankshares Common Stock made on January 1, 2004 by FNB to its shareholders of record of December 26, 2003.

(b) First National Bankshares had taken no actions to solicit offers to acquire its Common Stock prior to July 1, 2004 and no discussions or negotiations regarding the acquisition of First National Bankshares Common Stock were held prior to the Distribution or prior to July 2, 2004.

(c) Each of First National Bankshares, its Subsidiaries and, to the knowledge of First National Bankshares and its officers and directors, the Affiliated Group of which First National Bankshares was a member prior to January 1, 2004 has duly filed all federal, state, foreign and local information returns and Tax returns required to be filed by it on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects) and has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities on or prior to the date of this Agreement other than (i) Taxes or other governmental charges that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP, or (ii) information returns, Tax returns or Taxes as to which the failure to file, pay or make provision for is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on First National Bankshares. There are no Liens for any Taxes (other than a Lien for current real property or ad valorem Taxes not yet due and payable) on any the Assets of First National Bankshares or its Subsidiaries. No claim for Taxes has ever been made by an authority in a jurisdiction where First National Bankshares or any of its Subsidiaries does not file a Tax Return that First National Bankshares or its Subsidiaries may be subject to Taxes by that jurisdiction.

(d) There are no material pending or, to the knowledge of First National Bankshares and its officers and directors, threatened disputes, claims, audits or examinations regarding any Taxes of, and there are no assessments upon, First National Bankshares, or any of its Subsidiaries for which First National Bankshares does not have adequate reserves under GAAP. To the knowledge of First National Bankshares and its officers and directors, there are no material pending or threatened disputes, claims, audits or examinations regarding any Taxes or assessments upon any Affiliated Group of which First National Bankshares was a member prior to January 1, 2004, for which FNB does not have adequate reserves under GAAP.

(e) First National Bankshares, its Subsidiaries and, to the knowledge of First National Bankshares and its officers and directors, any Affiliated Group of which First National Bankshares was a member prior to January 1, 2004, have withheld and paid all Taxes and the payments thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code.

(f) Neither First National Bankshares nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among First National Bankshares and its Subsidiaries).

(g) In each case, neither First National Bankshares nor its Subsidiaries has made any payment, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that could be disallowed as a deduction under Section 280G or 162(m) of the Code; First National Bankshares has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii); and neither First National Bankshares nor its Subsidiaries has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) ending after the Effective Time pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring prior to the date of this Agreement.

(h) As used in this Agreement, and except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

(i) For purposes of this Section 4.10 only, the term “Subsidiary” or “Subsidiaries” means all those corporations, associations, or other business entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

(ii) The term “Affiliated Group” shall have the meaning set forth in Section 1504 of the Code.

4.11 Employees.

(a) Section 4.11(a) of the First National Bankshares Disclosure Schedule sets forth a true and complete list of each benefit or compensation plan, arrangement or agreement, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement or any other “employee benefit plan” (as such term is defined in §3(3) of ERISA (as defined below)) that is maintained, operated or contributed to, for the benefit of current or former directors, consultants or employees of First National Bankshares and its Subsidiaries, Southern Community and its Subsidiaries, or First Bradenton and its Subsidiaries or with respect to which First National Bankshares or its Subsidiaries, Southern Community and its Subsidiaries, or First Bradenton and its Subsidiaries may, directly or indirectly, have any liability to such directors, consultants or employees, as of the date of this Agreement or may have as of the Closing Date (the “First National Bankshares Benefit Plans”). Section 4.11(a) of the First National Bankshares Disclosure Schedule also sets forth, on an employee-by-employee basis, any and all retirement, severance or change of control obligations or payments for which either First National Bankshares or Fifth Third may be liable as a result of the consummation of the transactions contemplated hereby.

(b) First National Bankshares has heretofore made available to Fifth Third true and complete copies of each of the First National Bankshares Benefit Plans, the summary plan descriptions thereof, and certain related documents, including, but not limited to, (i) the actuarial report for such First National Bankshares Benefit Plan (if applicable) for each of the last two years, (ii) the most recent determination letter from the IRS, any request made within five years of the date hereof for any IRS or governmental agency letter along with any material communication to or from any governmental agency with respect to such First National Bankshares Benefit Plan, and any annual report on Form 5500 or otherwise, (with all applicable attachments) (if applicable) for such First National Bankshares Benefit Plan, (iii) trust instruments; (iv) insurance contracts; and (iv) other funding arrangements which implement such First National Bankshares Benefit Plan.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First National Bankshares, (i) each of the First National Bankshares Benefit Plans has been maintained, funded, operated and administered in accordance with their own terms and complies in operation and in form in all respects with ERISA, the Code and other applicable laws, (ii) each of the First National Bankshares Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS (covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001) that such First National Bankshares Benefit Plan is so qualified, and nothing has occurred that will adversely affect the qualified status of any such First National Bankshares Benefit Plan; provided, however, that if such Benefit Plan is in the form of a master plan, a prototype plan or a volume submitter plan, then the term “determination letter” includes a favorable opinion or advisory letter issued by the IRS covering the underlying master plan, prototype plan or volume submitter plan, provided the requirements of Announcement 2001-77 (or its successors) are satisfied, (iii) with respect to each First National Bankshares Benefit Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such First National Bankshares Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such First National Bankshares Benefit Plan’s actuary with respect to such First National Bankshares Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such First National Bankshares Benefit Plan allocable to such accrued benefits and there has been no change in the financial condition of such First National Bankshares Benefit Plan since the last day of the most recent plan year, (iv) no First National Bankshares Benefit Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees or directors of First National Bankshares or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable law, (B) death benefits or retirement benefits under any “employee pension plan” (as such term is defined in Section 3(2) of ERISA), (C) deferred compensation benefits accrued as liabilities on the books of First National Bankshares or its Subsidiaries or (D) benefits the full cost of which is borne by the current or former employee or director (or his beneficiary), (v) no liability under Title IV of ERISA has been incurred by First National Bankshares, its Subsidiaries or any trade or business, whether or not incorporated, all of which together with First National Bankshares, would be deemed a “single employer” under Section 4001 of ERISA (a “First National Bankshares ERISA Affiliate”) that has not been satisfied in full, and no condition exists that presents a material risk to First National Bankshares, its Subsidiaries or any First National Bankshares ERISA Affiliate of incurring a material liability thereunder, (vi) no First National Bankshares Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) and none of First National Bankshares, its Subsidiaries, or any First National Bankshares ERISA Affiliate contributes to, has any obligation to contribute to, or has any liability or obligation (including withdrawal liability as defined in ERISA Section 4201) under or with respect to any multiemployer pension plan, (vii) no notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived or extended, other than pursuant to Pension Benefit Guaranty Corporation (“PBGC”) Reg. Section 4043.66, has been required to be filed for any First National Bankshares Pension Plan or by any First National Bankshares ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transaction contemplated by this Agreement, (viii) all contributions payable by First National Bankshares, its Subsidiaries and ERISA Affiliates as of the Effective Time with respect to each First National Bankshares Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, and any and all payments due from First National Bankshares or its Subsidiaries with respect to each such First National Bankshares Benefit Plan have been timely made, (ix) there have been no “Prohibited Transactions” (as defined in ERISA §406 and Code §4975) with respect to any such First National Bankshares Benefit Plan and none of First National Bankshares, its Subsidiaries or any other person, including any fiduciary, has engaged in a transaction in connection with which First National Bankshares, its Subsidiaries or any First National Bankshares Benefit Plan will be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code, (x) there are no pending or anticipated claims, actions, suits, proceedings, hearings or investigations, and to the best knowledge of First National Bankshares there are no threatened claims, actions, suits, proceedings, hearings or investigations by, on behalf of or against any of the First National Bankshares Benefit Plans or any trusts related thereto, and none of First National Bankshares’ or its Subsidiaries’, directors and officers (and employees with responsibility for employee benefit matters) has any knowledge of any basis therefor, (xi) no employee, former employee, plan participant or any other party (other than First National Bankshares) has any entitlement (under the terms of any plan document or otherwise) to any surplus assets in any defined benefit plan as defined in Section 414(j) of the

Code, (xii) First National Bankshares has all power and authority necessary to amend or terminate each Benefit Plan without incurring any penalty or liability provided that, in the case of an employee pension benefit plan (as defined in section 3(2) of ERISA), benefits accrued as of the date of amendment or termination are not reduced; (xiii) all required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the Code with respect to each such First National Bankshares Benefit Plan and the requirements of COBRA (defined below) have been met with respect to each such First National Bankshares Benefit Plan and each First National Bankshares Benefit Plan maintained by a First National Bankshares ERISA Affiliate which is an “Employee Welfare Benefit Plan” (as defined in ERISA Section 3(1)) subject to the requirements of Part 6 of Subtitle B of Title I of ERISA and Code Section 4980B and any similar law (“COBRA”); (xiv) all contributions (including all employer contributions and employee salary reduction contributions) that are due have been made within the time periods prescribed by ERISA and the Code to each such First National Bankshares Benefit Plan that is an “Employee Pension Benefit Plan” (as defined in Section 3(2) of ERISA) and all contributions for any period ending on or before the Closing Date which are not yet due have been made to each such Employee Pension Plan or accrued in accordance with the past custom and practice of First National Bankshares and its Subsidiaries and all premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each such First National Bankshares Benefit Plan that is an Employee Welfare Benefit Plan; (xv) all such First National Bankshares Benefit Plans have been timely amended for the requirements of the Tax legislation commonly known as “GUST” and “EGTRRA” and have been submitted to the Internal Revenue Service for a favorable determination letter on the GUST requirements within the remedial amendment period prescribed by GUST; and (xvi) to the extent that such First National Bankshares Benefit Plan is a group health benefit plan subject to the Health Insurance Portability and Accountability Act of 1996, as amended, (“HIPPA”), such First National Bankshares Benefit Plan has been and continues to be operated in compliance with such HIPAA requirements.

(d) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result (either alone or upon the occurrence of any additional acts or events) in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of First National Bankshares or any of its affiliates from First National Bankshares or any of its affiliates under any First National Bankshares Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any First National Bankshares Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits that will, either individually or in the aggregate, have a Material Adverse Effect on First National Bankshares.

(e) There has been no amendment to, announcement by First National Bankshares or any of its Subsidiaries relating to, or change in employee participation or coverage under any First National Bankshares Benefit Plan which would materially increase the expense of maintaining such plan above the level of expense incurred therefore for the most recent fiscal year.

(f) Neither First National Bankshares nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its subsidiaries the subject of a proceeding asserting that it or any such subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or such subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it or any of its subsidiaries, pending or, to the best of its knowledge, threatened, nor is it aware, as of the date of this Agreement, of any activity involving it or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

4.12 SEC Reports. First National Bankshares has previously made available to Fifth Third an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since its incorporation by First National Bankshares with the SEC pursuant to the Securities Act or the

Exchange Act and prior to the date hereof and (b) communication mailed by First National Bankshares to its shareholders since its incorporation. First National Bankshares has filed all required reports, schedules, registration statements and other documents with the SEC since its incorporation (the “First National Bankshares Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the First National Bankshares Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such First National Bankshares Reports, and none of the First National Bankshares Reports when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. First National Bankshares is in compliance with the provisions currently in effect of the Sarbanes-Oxley Act of 2002, and the certifications provided pursuant to Sections 302 and 906 thereof are accurate.

4.13 Compliance with Applicable Law.

(a) First National Bankshares and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all material respects with, and are not in default in any material respect under, any applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity or SRO relating to First National Bankshares or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default will not, either individually or in the aggregate, have a Material Adverse Effect on First National Bankshares.

(b) Except as will not have, either individually or in the aggregate, a Material Adverse Effect on First National Bankshares, First National Bankshares and each First National Bankshares Subsidiary have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law.

4.14 Certain Contracts.

(a) Neither First National Bankshares nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers or employees other than in the ordinary course of business consistent with past practice, (ii) which, upon the consummation or shareholder approval of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from First National Bankshares, Fifth Third, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof, (iii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the First National Bankshares Reports, (iv) which materially restricts the conduct of any line of business by First National Bankshares or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation to engage in any line of business in which a bank holding company may lawfully engage, (v) with or to a labor union or guild (including any collective bargaining agreement) or (vi) (including any First National Bankshares Stock Option or Stock Plan award) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any shareholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. First National Bankshares has previously made available to Fifth Third true and correct copies of all employment and deferred compensation agreements to which First National Bankshares is a party. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in the First National Bankshares Disclosure Schedule, and including the Southern Community Merger Agreement and the First Bradenton Merger

Agreement, is referred to herein as a “First National Bankshares Contract”, and neither First National Bankshares nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National Bankshares.

(b) (i) Each First National Bankshares Contract is valid and binding on First National Bankshares and/or any of its Subsidiaries, as applicable, and, to the knowledge of First National Bankshares, any other party thereto, and is in full force and effect, (ii) First National Bankshares and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each First National Bankshares Contract, except where such noncompliance, either individually or in the aggregate, will not have a Material Adverse Effect on First National Bankshares, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of First National Bankshares or any of its Subsidiaries under any such First National Bankshares Contract, except where such default, either individually or in the aggregate, will not have a Material Adverse Effect on First National Bankshares.

4.15 Agreements with Regulatory Agencies. Neither First National Bankshares nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since the later of the date of its incorporation or January 1, 2001, a recipient of any supervisory letter from, or since the later of the date of its incorporation or January 1, 2001, has adopted any board resolutions at the request of any Regulatory Agency or other Governmental Entity, that currently restricts in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement or that in any material manner relates to its capital adequacy, its credit or risk management policies, its management or its business (each, whether or not set forth in the First National Bankshares Disclosure Schedule, a “First National Bankshares Regulatory Agreement”), nor has First National Bankshares or any of its Subsidiaries been advised since the later of the date of its incorporation or January 1, 2001, by any Regulatory Agency or other Governmental Entity, that it is considering issuing or requesting any such First National Bankshares Regulatory Agreement.

4.16 Interest Rate Risk Management Instruments. Except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on First National Bankshares, all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements (collectively, the “FLB Interest Rate Risk Management Instruments”), whether entered into for the account of First National Bankshares, one of its Subsidiaries, or for the account of a customer of First National Bankshares or one of its Subsidiaries, were entered into in the ordinary course of business and, to First National Bankshares’ knowledge, (i) in accordance with prudent banking practice and applicable rules, regulations and policies of any Regulatory Authority and with counterparties believed to be financially responsible at the time, (ii) are legal, valid and binding obligations of First National Bankshares or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and (iii) are in full force and effect. First National Bankshares and each of its Subsidiaries have duly performed in all material respects all of their material obligations under the FLB Interest Rate Risk Management Instruments to the extent that such obligations to perform have accrued, and to First National Bankshares’ knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.17 Undisclosed Liabilities. Except for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of First National Bankshares included in the First National Bankshares 10-Q and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2004, neither First National Bankshares nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on First National Bankshares.

4.18 Insurance. First National Bankshares and its Subsidiaries have in effect insurance coverage with reputable insurers or are self-insured, which in respect of amounts, premiums, types and risks insured, constitutes reasonably adequate coverage against all risks customarily insured against by bank holding companies and their subsidiaries comparable in size and operations to First National Bankshares and its Subsidiaries.

4.19 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably result in the imposition, on First National Bankshares or any First National Bankshares Subsidiary any liability or obligation arising under any Environmental Laws, including, without limitation, CERCLA, pending or, to the knowledge of First National Bankshares, threatened against First National Bankshares or any First National Bankshares Subsidiary, which liability or obligation will, either individually or in the aggregate, have a Material Adverse Effect on First National Bankshares. To the knowledge of First National Bankshares, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that will, either individually or in the aggregate, have a Material Adverse Effect on First National Bankshares. Neither First National Bankshares nor any First National Bankshares Subsidiary is subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing that will have, either individually or in the aggregate, a Material Adverse Effect on First National Bankshares. To the best knowledge of First National Bankshares, there are and have been no conditions at any property owned, operated or otherwise used by, or the subject of a security interest on behalf of, First National Bankshares or any First National Bankshares Subsidiary, and there are no events, conditions, circumstances, practices, plans or legal requirements that could give rise to obligations or liabilities of First National Bankshares or any First National Bankshares Subsidiary under any Environmental Law that, either individually or in the aggregate, would have a Material Adverse Effect on First National Bankshares.

4.20 Intellectual Property. Except as would not reasonably be expected to have a Material Adverse Effect on First National Bankshares, to the knowledge of First National Bankshares: (a) First National Bankshares and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any liens), all Intellectual Property (as defined below) used in or necessary for the conduct of its business as currently conducted; (b) the use of any Intellectual Property by First National Bankshares and its Subsidiaries does not infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which First National Bankshares or any Subsidiary acquired the right to use any Intellectual Property; (c) no Person is challenging, infringing on or otherwise violating any right of First National Bankshares or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to First National Bankshares or its Subsidiaries; and (d) neither First National Bankshares nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by First National Bankshares and its Subsidiaries and no Intellectual Property owned and/or licensed by First National Bankshares or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property. For purposes of this Agreement, “Intellectual Property” shall mean trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; any similar intellectual property or proprietary rights.

4.21 Charter Provisions; State Takeover Laws. The Board of Directors of First National Bankshares has approved the transactions contemplated by this Agreement for purposes of Article VII of the First National Bankshares Charter and Sections 607.0901 and 607.0902 of the FBCA, such that the provisions of such sections of the Charter and the FBCA or any other “takeover,” “control share” or “interested stockholder” law or provision will not apply to this Agreement or any of the transactions contemplated hereby.

4.22 Reorganization. As of the date of this Agreement, First National Bankshares is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.23 Information Supplied. None of the information supplied or to be supplied by First National Bankshares for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus will, at the date of mailing to shareholders and at the time of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder, except that no representation or warranty is made by First National Bankshares with respect to statements made or incorporated by reference therein based on information supplied by Fifth Third for inclusion or incorporation by reference in the Proxy Statement/Prospectus.

4.24 Loan Losses. Since March 31, 2004, none of the bank Subsidiaries of First National Bankshares (the “First National Bankshares Bank Subsidiaries”) has incurred any unusual or extraordinary loan losses which are material to First National Bankshares and the First National Bankshares Subsidiaries on a consolidated basis; to the best knowledge of First National Bankshares and in light of each of the First National Bankshares Bank Subsidiaries’ historical loan loss experience and its management’s analysis of the quality and performance of its loan portfolio, its reserves for loan losses are adequate to absorb potential loan losses determined on the basis of management’s continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio.

4.25 Internal Controls. The records, systems, controls, data and information of First National Bankshares and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of First National Bankshares or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the following sentence. As and to the extent described in the First National Bankshares Reports filed with the SEC prior to the date hereof, First National Bankshares and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. First National Bankshares (i) has designed disclosure controls and procedures to ensure that material information relating to First National Bankshares, including its consolidated Subsidiaries, is made known to the management of First National Bankshares by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to First National Bankshares’ auditors and the audit committee of First National Bankshares’ Board of Directors (x) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect First National Bankshares’ ability to record, process, summarize and report financial data and have identified for First National Bankshares’ auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in First National Bankshares’ internal controls. First National Bankshares has initiated its process of compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and expects to be in full compliance therewith by the mandated compliance date.

4.26 Opinion of First National Bankshares Financial Advisor. First National Bankshares has received the opinion of its financial advisor, SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., dated the date of this Agreement, to the effect that the Merger Consideration is fair, from a financial point of view, to First National Bankshares and the holders of First National Bankshares Common Stock.

4.27 Investment Adviser Subsidiaries; Funds; Clients.

(a) Certain of First National Bankshares’ Subsidiaries (the “First National Bankshares Advisory Entities”) provide investment management, investment advisory and sub-advisory services (including management and advice provided to separate accounts and participation in wrap fee programs). For purposes of this Agreement, “First National Bankshares Advisory Contract” means each First National Bankshares contract for such services provided by a First National Bankshares Advisory Entity; “First National Bankshares Advisory Client” means each party to a First National Bankshares Advisory Contract other than the applicable First National Bankshares Advisory Entity; and “First National Bankshares Fund Client” means each First National Bankshares Advisory Client that is registered as an investment company under the Investment Company Act.

(b) Each First National Bankshares Fund Client and First National Bankshares Advisory Entity (i) has since January 1, 1999 operated and is currently operating in compliance with all laws, regulations, rules, judgments, orders or rulings of any Governmental Entity applicable to it or its business and (ii) has all permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets as presently conducted except, in the case of clauses (i) and (ii) above, where the failure to be in compliance or failure to have such permits, licenses, exemptions, orders and approvals, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First National Bankshares. There is no action, suit, proceeding or investigation pending or, to the knowledge of First National Bankshares, threatened which would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such permits, licenses, exemptions, orders and approvals, except for such revocations, amendments, failures to renew, limitations, suspensions or restrictions which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First National Bankshares.

(c) Each First National Bankshares Advisory Entity has been and is in compliance with each First National Bankshares Advisory Contract to which it is a party, except where the failure to be so, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First National Bankshares.

(d) The accounts of each First National Bankshares Advisory Client subject to ERISA have been managed by the applicable First National Bankshares Advisory Entity in compliance with the applicable requirements of ERISA, except where the failure to be in compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First National Bankshares.

(e) As of the date hereof, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on First National Bankshares, neither any of the First National Bankshares Advisory Entities nor any “affiliated person” (as defined in the Investment Company Act) of any of them is ineligible pursuant to Section 9(a) or (b) of the Investment Company Act to serve as an investment adviser (or in any other capacity contemplated by the Investment Company Act) to a registered investment company; and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on First National Bankshares, neither any First National Bankshares Advisory Entity or any “person associated with an investment advisor” (as defined in the Investment Advisers Act) of any of them is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment advisor or as a person associated with a registered investment advisor.

(f) None of First National Bankshares or any of its Subsidiaries, any Sponsored First National Bankshares Fund Client or any First National Bankshares Advisory Entity has engaged in, facilitated or been subject to timing trading or late trading with respect to any registered investment company, and there have been no allegations to such effect by any Governmental Entity.

4.28 Recent and Pending Acquisitions. The consummation of the Southern Community Merger on September 3, 2004 did not and will not cause, and the consummation of the First Bradenton Merger will not cause, a violation of any of the representations or warranties contained in this Agreement or prevent First National Bankshares from performing any of its obligations hereunder.

ARTICLE V. COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time.

(a) During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement (including the Fifth Third Disclosure Schedule and the First National Bankshares Disclosure Schedule), First National Bankshares shall, and shall cause each of its respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees and (c) take no action which would adversely affect or delay the ability of either First National Bankshares or Fifth Third to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

(b) Subject to the terms and conditions of the Southern Community Merger Agreement, First National Bankshares agrees to use its reasonable best efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable to consummate the Southern Community Merger. Fifth Third shall have the right to review in advance any filing made with, or written materials submitted to, any regulatory authority or the SEC in connection with the Southern Community Merger, provided that such review shall be completed in an expeditious manner, and shall have the right to approve any information regarding Fifth Third or this Agreement contained in any such filing or written materials.

(c) Subject to the terms and conditions of the First Bradenton Merger Agreement, First National Bankshares agrees to use its reasonable best efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable to consummate the First Bradenton Merger. Fifth Third shall have the right to review in advance any filing made with, or written materials submitted to, any regulatory authority or the SEC in connection with the First Bradenton Merger, provided that such review shall be completed in an expeditious manner, and shall have the right to approve any information regarding Fifth Third or this Agreement contained in any such filing or written materials.

5.2 First National Bankshares Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in the First National Bankshares Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, First National Bankshares shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Fifth Third (which consent shall not be unreasonably withheld):

(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of First National Bankshares or any of its wholly-owned Subsidiaries to First National Bankshares or any of its Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of Federal funds, sales of certificates of deposit, entering into repurchase agreements and entering into or renewing advances from the Federal Home Loan Bank, provided however, that any such Federal Home Loan Bank advances of more than ninety (90) days require the prior written consent of Fifth Third);

(b) (i) adjust, split, combine or reclassify any of its capital stock; (ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) for regular quarterly cash dividends at a rate not in excess of $0.07 per share of First National Bankshares Common Stock, subject to Section 6.12, (B) dividends paid by any of the Subsidiaries of First National Bankshares to First National Bankshares or to any of its wholly-owned Subsidiaries, (C) the acceptance of shares of First National Bankshares Common Stock as payment of the exercise price of stock options or for withholding taxes incurred in connection with the exercise of First National Bankshares Stock Options, or the vesting of restricted stock or other First National Bankshares Stock-Based Awards, in each case in accordance with past practice and the terms of the applicable award agreements, and (D) the repurchase of shares of First National Bankshares Common Stock in open-market transactions consistent with the past practice pursuant to any previously disclosed repurchase authorization granted to First National Bankshares by its Board of Directors prior to the date of this Agreement); (iii) grant any First National Bankshares Stock Option, Stock-Based Award, stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, other than grants to newly-hired or recently promoted employees of First National Bankshares made in the ordinary course of business consistent with past practice under the First National Bankshares Stock Plans, provided that the aggregate total of all such grants shall not exceed 50,000 shares and shall not be granted to current executive officers of First National Bankshares; or (iv) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of capital stock or permit any additional shares of its capital stock to become subject to grants except (A) pursuant to the exercise of First National Bankshares Stock Options or the satisfaction of any First National Bankshares Stock-Based Awards, in each case, outstanding as of the date of this Agreement or issued thereafter in compliance with this Agreement, or (B) pursuant to the Southern Community Merger, or (C) pursuant to the First Bradenton Merger; provided that the Southern Community Merger and the First Bradenton Merger are completed in accordance with the Southern Community Merger Agreement and the First Bradenton Merger Agreement, respectively, as contemplated by the form of such agreements as of the date of this Amended and Restated Agreement and Plan of Merger;

(c) (i) except for normal increases made in the ordinary course of business consistent with past practice, or as required by applicable law or an existing agreement, increase the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any current or former officer, employee, or director of First National Bankshares, (ii) pay any pension or retirement allowance not required by any existing plan or agreement or by applicable law, (iii) pay any bonus except in accordance with any executive incentive compensation plan that has been duly approved by the Board of Directors of First National Bankshares prior to the date of this Agreement, (iv) become a party to, amend or commit itself to, any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, other than as required by applicable law or any existing agreement, (v) except as automatically provided under any existing plan, grant, or agreement, accelerate the vesting of, or the lapsing of restrictions with respect to, any First National Bankshares Stock Options or other First National Bankshares Stock-Based Awards, (vi) except as required by the terms of the plans, make any contribution to the defined benefit plans maintained by First National Bankshares or discretionary contributions to any benefit plans after the date of this Agreement, or (vii) take any action to amend the defined benefit plans which would reduce or restrict the availability of surplus (excess of plan assets over plan liabilities) under any defined benefit plan as defined in Section 414(j) of the Code;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets that are material to First National Bankshares and its Subsidiaries, taken as a whole, to any individual, corporation or other entity other than a Subsidiary, or cancel, release or assign any indebtedness that is material to First National Bankshares and its Subsidiaries, taken as a whole, to any such person or any claims held by any such person that are material to First National Bankshares and its Subsidiaries, taken as a whole, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement as described in the First National Bankshares Disclosure Schedule;

(e) enter into any new line of business that is material to First National Bankshares and its Subsidiaries, taken as a whole, or change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to First National Bankshares and its Subsidiaries, taken as a whole, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(f) except for transactions in the ordinary course of business consistent with past practice, and except for the Southern Community Merger, the First Bradenton Merger and any potential transaction disclosed in the First National Bankshares Disclosure Schedule, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

(g) knowingly take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(h) amend its articles or certificate of incorporation or bylaws, or otherwise take any action to exempt any person or entity (other than Fifth Third or its Subsidiaries) or any action taken by any person or entity from any takeover statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

(i) other than in prior consultation with Fifth Third, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(j) settle any material claim, action or proceeding, except in the ordinary course of business consistent with past practice; or enter into, amend, terminate or cancel any material contract or financial instrument, except in the ordinary course of business consistent with past practice;

(k) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

(l) implement or adopt any change in its tax accounting or financial accounting principles, practices, methods or tax strategies that are, or would become as a result of the change, reportable transactions within the meaning of Treasury Regulations Section 1.6011-4, or enter into any new strategies, other than as may be required by applicable law or regulation, GAAP or regulatory guidelines;

(m) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated by this Agreement; or

(n) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2.

5.3 Fifth Third Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in the Fifth Third Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, Fifth Third shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of First National Bankshares (which consent shall not be unreasonably withheld):

(a) other than for purposes of increasing the number of authorized shares of Fifth Third Common Stock, amend, repeal or otherwise modify any provision of the Fifth Third Articles or the Code of Regulations of Fifth Third or the Fifth Third Financial Articles or the Code of Regulations of Fifth Third Financial in a manner that would adversely affect the economic benefits of the merger to the First National Bankshares shareholders;

(b) knowingly take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(c) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby;

(d) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law; or

(e) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.3.

Notwithstanding anything in Section 5.1 or in this Section 5.3 to the contrary, Fifth Third may make dispositions and acquisitions and agree to issue capital stock in connection therewith.

ARTICLE VI. ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Fifth Third shall promptly prepare and file with the SEC the Form S-4, in which the Proxy Statement/Prospectus will be included. Each of First National Bankshares and Fifth Third shall use their reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and First National Bankshares shall thereafter mail or deliver the Proxy Statement/Prospectus to its shareholders. Fifth Third shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and First National Bankshares shall furnish all information concerning First National Bankshares and the holders of First National Bankshares Capital Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. First National Bankshares and Fifth Third shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Fifth Third or First National Bankshares, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. First National Bankshares shall also use its best efforts to obtain all information as may be reasonably requested from FNB.

(c) Each of First National Bankshares and Fifth Third shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of First National Bankshares, Fifth Third or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(d) Each of First National Bankshares and Fifth Third shall promptly advise the other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval (as defined below) will not be obtained or that the receipt of any such approval will be materially delayed.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of First National Bankshares and Fifth Third, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of First National Bankshares and Fifth Third shall, and shall cause their respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents which First National Bankshares or Fifth Third, as the case may be, is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither First National Bankshares nor Fifth Third nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of First National Bankshares’ or Fifth Third’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the parties as of July 27, 2004 (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth herein.

6.3 Shareholder Approval. First National Bankshares shall call a meeting of its shareholders to be held as soon as reasonably practicable for the purpose of voting upon proposals to adopt this Agreement and approve this Agreement and the Merger, and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. The Board of Directors of First National Bankshares shall, unless the Board determines such action to be contrary to its fiduciary duties to the shareholders of First National Bankshares and has acted in accordance with the provisions of Section 6.14: (a) recommend that its shareholders adopt this Agreement and approve the Merger, and (b) use its reasonable best efforts to obtain from the shareholders of First National Bankshares the vote in favor of the adoption of this Agreement and approval of the Merger that is required by the FBCA to consummate the transactions contemplated hereby. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated, this Agreement shall be submitted to the shareholders of First

National Bankshares at such meeting for the purpose of obtaining shareholder approval and voting on the approval and adoption of this Agreement and nothing contained herein shall be deemed to relieve First National Bankshares of such obligation.

6.4 Legal Conditions to Merger. Each of First National Bankshares, Fifth Third and Fifth Third Financial shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Fifth Third or First National Bankshares or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

6.5 Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable best efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

6.6 Affiliates. First National Bankshares shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of First National Bankshares to deliver to Fifth Third, as soon as practicable after the date of this Agreement, and prior to the date of the shareholders meeting called by First National Bankshares to be held pursuant to Section 6.3, a written agreement, in the form of Exhibit 6.6.

6.7 Stock Quotation or Listing. Fifth Third shall cause the shares of Fifth Third Common Stock to be issued in the Merger to be qualified for quotation or listing on the securities market or stock exchange in which the Fifth Third Common Stock principally trades, subject to official notice of issuance, prior to the Effective Time.

6.8 Employee Matters.

(a) From the Effective Time through such later date as Fifth Third deems reasonably practicable (such date being referred to herein as the “Benefits Transition Date”), Fifth Third shall provide the employees of First National Bankshares and its Subsidiaries as of the Effective Time (the “Covered Employees”) with employee benefits and compensation plans, programs and arrangements that are substantially similar, in the aggregate, to the employee benefits and compensation plans, programs and arrangements provided by First National Bankshares or its Subsidiaries, as the case may be, to such employees immediately prior to the Effective Time. From and after the Benefits Transition Date, Fifth Third shall provide the Covered Employees with employee benefits and compensation plans, programs and arrangements (other than Fifth Third’s defined benefit pension plan, which has been frozen) that are substantially similar, in the aggregate, to those provided to similarly situated employees of Fifth Third and its Subsidiaries. Notwithstanding anything contained herein to the contrary, those employees of First National Bankshares and its Subsidiaries (other than temporary and/or co-operative employees) who do not have an employment, change in control or severance agreement and who are not employed by Fifth Third or who are terminated or voluntarily resign after being notified that, as a condition of employment, such employee must work at a location more than thirty (30) miles from such employee’s former location of employment or that such employee’s salary will be materially decreased, in any case and in both cases, within ninety (90) days after the Effective Time, and who sign and deliver a termination and release agreement in a form substantially similar to one of those attached hereto as Exhibit 6.7(a), shall be entitled to severance pay: (i) in the case of officers of First National Bankshares and all other exempt employees, equal to two (2) weeks of pay for each complete year of service (and a prorated amount for any partial year of service) with a minimum severance pay equal to (4) weeks pay; and (ii) in the case of all other employees, equal to one (1) week of pay for each complete year of service (and a prorated amount for any partial year of service) with a minimum severance pay equal to two (2) weeks of pay. For purposes of this Section 6.8, “service” shall include service with subsidiaries of First National Bankshares and service with members of the Affiliated Group of which First National Bankshares was a member prior to January 1, 2004. The severance payment referred to above shall replace the First National Bankshares’ current severance pay plan, if any, and a new severance pay plan will be in effect but in no event shall there be any duplication of severance pay. First National Bankshares shall cooperate with Fifth Third to comply with, and provide notices regarding, the Workers Adjustment and Retraining Act or any similar state or local law, including without limitation, providing notices to employees and government representatives. Nothing contained in this Section shall be construed or interpreted to limit or modify in any way Fifth Third’s at will employment policy. In no event shall severance pay or any severance period be taken into account in determining the amount of any other benefit (including but not limited to, an individual’s benefit under any pension plan). If, by reason of the controlling plan document, controlling law or otherwise, severance pay or any severance period is taken into account in determining any other benefit, the severance pay otherwise payable shall be reduced by the present value of the additional benefit determined under other benefit plans attributable to the severance pay or period.

(b) From and after the Effective Time, Fifth Third shall (i) provide all Covered Employees with service credit for purposes of eligibility, participation, vesting and levels of benefits (but not for benefit accruals under any defined benefit pension plan except as otherwise provided in this Section 6.8(b)), under any employee benefit or compensation plan, program or arrangement adopted, maintained or contributed to by Fifth Third or any of its Subsidiaries in which Covered Employees are eligible to participate, for all periods of employment with First National Bankshares or any of its Subsidiaries (or their predecessor entities) prior to the Effective Time, to the same extent that such service was credited under a comparable plan of First National Bankshares, (ii) cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any welfare benefit plans of Fifth Third or any of its Subsidiaries to be waived with respect to the Covered Employees and their eligible dependents, to the extent waived under the corresponding plan in which the applicable Covered Employee participated immediately prior to the Effective Time, and (iii) give the Covered Employees and their eligible dependents credit for the plan year in which the Effective Time (or commencement of participation in a plan of Fifth Third or any of its Subsidiaries) occurs towards applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the Effective Time (or the date of commencement of participation in a plan of Fifth Third or any of its Subsidiaries). For purposes of any cash balance pension plan maintained or contributed to by Fifth Third or any of its Subsidiaries in which Covered Employees become eligible to participate following the Effective Time, the Covered Employees’ level of benefit accruals under any such plans (for periods of service following the date on which the Covered Employees commence participation in such plans) shall be determined based on the Covered Employees’ credited service prior to the Effective Time and with the Surviving Corporation following the Effective Time.

(c) From and after the Effective Time, Fifth Third shall honor all accrued and vested benefit obligations to and all contractual rights of current and former employees, directors and consultants of First National Bankshares and its Subsidiaries under the First National Bankshares Benefit Plans.

(d) Nothing in this Section 6.8 or in this Agreement shall be interpreted as preventing the Surviving Corporation or Fifth Third from amending, modifying or terminating any Fifth Third Benefit Plan or other contract, arrangement, commitment or understanding in accordance with their terms and applicable law.

(e) If Fifth Third so requests, First National Bankshares or its Subsidiaries shall develop a plan and timetable for terminating, as of a date not earlier than one (1) day prior to the Effective Time, any or all of the First National Bankshares Benefit Plans, and, with the advance written approval of Fifth Third, shall proceed with the implementation of said termination plan and timetable; provided no First National Bankshares Benefit Plan shall be required to be terminated if such termination would adversely affect the qualification of such First National Bankshares Benefit Plan under the Code.

(f) If Fifth Third so timely requests, First National Bankshares or its Subsidiaries shall take all actions necessary to file an application for determination letter with the IRS prior to the Effective Time, for any First National Bankshares Benefit Plan requested by Fifth Third.

(g) With respect to any First National Bankshares Benefit Plan that provides for vesting of benefits, there shall be no discretionary acceleration of vesting without Fifth Third’s consent whether or not such discretionary acceleration of vesting is provided under the terms of the Benefit Plan; provided, however, that notwithstanding anything to the contrary in this Agreement, First National Bankshares may in its sole discretion accelerate the exercisability of any or all options to acquire First National Bankshares Common Stock issued and outstanding as of the date hereof, with such acceleration to be effective, if at all, immediately prior to the Effective Time.

(h) If Fifth Third so requests, First National Bankshares or any of its Subsidiaries shall take all actions necessary to freeze any or all First National Bankshares Benefit Plans as of a date not earlier than one day prior to the Effective Time such that no further contributions (including employee 401(k) contributions) shall be made and no further benefits shall accrue under such First National Bankshares Benefit Plans after such freeze date.

(i) Except as provided otherwise pursuant hereto, First National Bankshares and any of its Subsidiaries, without the advance written consent of Fifth Third, which shall not be unreasonably withheld or delayed, shall not (i) adopt any amendments to the First National Bankshares Benefit Plans after the date of this Agreement; or (ii) make any distributions from the First National Bankshares Benefit Plans after the date of this Agreement other than in the ordinary course of operations of such First National Bankshares Benefit Plans; or (iii) make any contributions to the defined benefit plans maintained by First National Bankshares or discretionary contributions to any of the First National Bankshares Benefit Plans after the date of this Agreement except discretionary contributions in the ordinary course of business consistent with past practices to its employees; or (iv) take any action which would reduce or restrict the availability of surplus (excess of plan assets over plan liabilities) under any defined benefit plan as defined in Section 414(j) of the Code.

(j) First National Bankshares shall provide to Fifth Third from and after the Effective Time, documentation reasonably satisfactory to Fifth Third demonstrating that Fifth Third has all power and authority necessary to amend, transfer, roll-over or satisfy in full any payment or contribution obligations under, and/or terminate any or all of the First National Bankshares Benefit Plans, thereby reducing or eliminating future liability.

6.9 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of First National Bankshares or any of its Subsidiaries, or who is or was serving at the request of First National Bankshares or any of its Subsidiaries as a director or officer of another person, including any entity specified in the First National Bankshares Disclosure Schedule (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director or officer of First National Bankshares or any of its Subsidiaries or any entity specified in the First National Bankshares Disclosure Schedule or any of their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their reasonable best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, Fifth Third shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reimbursement for reasonable fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

(b) Fifth Third shall use its reasonable best efforts to cause the individuals serving as officers and directors of First National Bankshares, its Subsidiaries or any entity specified in the First National Bankshares Disclosure Schedule immediately prior to the Effective Time to be covered for a period of three (3) years from the Effective

Time by the directors’ and officers’ liability insurance policy maintained by First National Bankshares (provided that Fifth Third may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided that in no event shall Fifth Third be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by First National Bankshares (which current amount is set forth in Section 6.9 of the First National Bankshares Disclosure Schedule) for such insurance (the “Insurance Amount”).

(c) In the event Fifth Third or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Fifth Third assume the obligations set forth in this Section 6.9.

(d) The provisions of this Section 6.9 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.10 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, without limitation, any merger between a Subsidiary of Fifth Third, on the one hand, and a Subsidiary of First National Bankshares, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Fifth Third.

6.11 Advice of Changes. First National Bankshares, Fifth Third and Fifth Third Financial shall each promptly advise the other party of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a breach of any of its representations, warranties, covenants or agreements contained herein; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided further that a failure to comply with this Section 6.11 shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

6.12 Dividends. After the date of this Agreement, each of First National Bankshares and Fifth Third shall coordinate with the other the declaration of any dividends in respect of First National Bankshares Common Stock and Fifth Third Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of First National Bankshares Common Stock shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of First National Bankshares Common Stock and any shares of Fifth Third Common Stock any such holder receives in exchange therefor in the Merger.

6.13 Exemption from Liability Under Section 16(b). Fifth Third and First National Bankshares agree that, in order to most effectively compensate and retain First National Bankshares Insiders (as defined below) in connection with the Merger, both prior to and after the Effective Time, it is desirable that First National Bankshares Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of First National Bankshares Common Stock and First National Bankshares Stock Options into shares of and options for Fifth Third Common Stock in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.13. Assuming that First National Bankshares delivers to Fifth Third the Section 16 Information (as defined below) in a timely fashion, the Board of Directors of Fifth Third, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution providing that the receipt by First National Bankshares Insiders of Fifth Third Common Stock in exchange for shares of First National Bankshares Common Stock, and of options for Fifth Third Common Stock upon conversion of options for First National Bankshares Common Stock, in each case pursuant to the transactions contemplated by this Agreement and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act. The term “Section 16 Information” shall mean information accurate in all material respects regarding First National Bankshares Insiders, the number of shares of First National Bankshares Common Stock held by each such First National Bankshares Insider and expected to be exchanged for Fifth Third Common Stock in the Merger, and the number and description of the options for First National Bankshares Common Stock held by each such First National Bankshares Insider and expected to be converted into options for Fifth Third Common Stock in connection with the Merger; provided that the requirement for a description of any First National Bankshares Stock Options shall be deemed to be satisfied if copies of all First National Bankshares Stock Plans, and agreements evidencing grants thereunder, under which such First National Bankshares Stock Options have been granted, have been made available to Fifth Third. The term “First National Bankshares Insiders” shall mean those officers and directors of First National Bankshares who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

6.14 Acquisition Proposals.

(a) First National Bankshares agrees that it, its Subsidiaries and each of their respective Affiliates, directors, officers, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by First National Bankshares or any of its Subsidiaries) will (i) cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal, and (ii) will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries or Affiliates is a party with respect to any Acquisition Proposal. From and after the date of this Agreement and until the earlier of the termination of this Agreement or the Effective Time, except in compliance with this Section 6.14, First National Bankshares will not, and will not permit its directors, officers, employees, investment bankers, attorneys, accountants or other representatives, agents or Affiliates to, directly or indirectly, (i) solicit, initiate, or encourage any Acquisition Proposals; (ii) engage in discussions with third parties, or negotiations concerning, or provide any non-public information to any person or entity in connection with, any Acquisition Proposal; or (iii) agree to, approve, recommend or otherwise endorse or support any Acquisition Proposal, except that, if First National Bankshares receives a communication that it believes, after consultation with its outside counsel, may upon clarification constitute a Superior Proposal (as defined below), First National Bankshares may communicate with the person making such communication to the limited extent necessary to obtain the necessary clarification.

(b) As used in this Agreement, “Acquisition Proposal” means any tender or exchange offer involving First National Bankshares or any of its Subsidiaries, any proposal for a merger, consolidation or other business combination involving First National Bankshares or any of its Subsidiaries (other than the Southern Community Merger and the First Bradenton Merger), any proposal or offer to acquire in any manner an interest in excess of fifteen percent (15%) of the outstanding equity securities, or a substantial portion of the business or assets of, First National Bankshares or any of its Subsidiaries (other than assets or inventory in the ordinary course of business or assets held for sale), any proposal or offer with respect to any recapitalization or restructuring with respect to First National Bankshares or any of its Subsidiaries or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to First National Bankshares or any of its Subsidiaries other than pursuant to the Merger.

(c) Notwithstanding the provisions of Section 6.14(a) above, if a corporation, limited liability company, limited liability partnership, partnership, person or other entity or group (a “Third Party”) after the date of this Agreement and prior to the First National Bankshares shareholders meeting required by Section 6.3 submits to First National Bankshares’ Board of Directors an unsolicited, bona fide, written Acquisition Proposal, and First

National Bankshares’ Board of Directors reasonably determines in good faith, after receipt of advice from outside legal counsel that the failure to engage in discussions with the Third Party concerning such Acquisition Proposal would likely cause First National Bankshares’ Board of Directors to breach its fiduciary duties to First National Bankshares and its shareholders, then, in such case, (i) First National Bankshares may (A) furnish information about its business to the Third Party under protection of an appropriate confidentiality agreement containing customary limitations on the use and disclosure of all non-public written or oral information furnished to such Third Party, provided that First National Bankshares must contemporaneously furnish to Fifth Third all such non-public information furnished to the Third Party which has not been previously disclosed to Fifth Third and (B) negotiate and participate in discussions and negotiations with such Third Party; and (ii) if First National Bankshares’ Board of Directors determines that such an Acquisition Proposal is a Superior Proposal, First National Bankshares’ Board of Directors may (subject to the provisions of this Section 6.14) (A) withdraw or adversely modify its approval or recommendation of the Merger and recommend such Superior Proposal or (B) terminate this Agreement, in each case, at any time after the second business day following delivery of written notice to Fifth Third (a “Notice of Superior Proposal”) advising Fifth Third that First National Bankshares’ Board of Directors has received a Superior Proposal, identifying the Third Party and specifying the material terms and conditions of such Superior Proposal. First National Bankshares may take either of the foregoing actions pursuant to the preceding sentence if, and only if, an Acquisition Proposal that was a Superior Proposal continues to be a Superior Proposal in light of any improved proposal submitted by Fifth Third, considered in good faith by First National Bankshares and with the advice of a financial advisor of nationally recognized reputation, prior to the expiration of the two business day period specified in the preceding sentence. For purposes of this Agreement, “Superior Proposal” means any bona fide, written Acquisition Proposal for consideration consisting of cash and/or securities, and otherwise on terms which First National Bankshares’ Board of Directors determines are more favorable to First National Bankshares’ shareholders from a financial point of view than the Merger (or other revised proposal submitted by Fifth Third as contemplated above), after consultation with its outside legal counsel and a financial adviser of nationally recognized reputation and that the Third Party is reasonably likely to consummate the Superior Proposal on the terms proposed, that the Third Party’s offer is fully financed or reasonably capable of being fully financed, and is reasonably likely to receive all required governmental approvals on a timely basis. Further, for purposes of this definition of “Superior Proposal,” the term Acquisition Proposal shall have the meaning assigned to such term in Section 6.14(b) except that the reference to “15% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “a majority” and “Acquisition Proposal” shall only be deemed to refer to a transaction involving First National Bankshares.

(d) Nothing contained in this Section 6.14 shall prohibit First National Bankshares from taking, and disclosing to its shareholders, a position required by Rule 14e-2(a) or Rule 14d-9(e) under the Exchange Act.

(e) First National Bankshares will notify Fifth Third promptly, and in any event within 24 hours, if (i) a bona fide Acquisition Proposal is made or is modified in any material respect (including the principal terms and conditions of any such Acquisition Proposal or modification thereto and the identity of the offeror) or (ii) First National Bankshares furnishes non-public information to, or enters into discussions or negotiations with respect to an Acquisition Proposal with, any Third Party.

(f) In addition to the obligations of First National Bankshares set forth in this Section 6.14, First National Bankshares, as promptly as practicable, will advise Fifth Third orally and in writing of any request for information which First National Bankshares reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, and the material terms and conditions of such request, Acquisition Proposal or inquiry, and First National Bankshares will keep Fifth Third informed in all material respects of the status of any such request, Acquisition Proposal or inquiry.

It is understood and agreed that, without limitation of First National Bankshares’ obligations hereunder, any violation of this Section 6.14 by any director, officer, affiliate, financial advisor, accountant, attorney or other advisor or representative of First National Bankshares, whether or not such person or entity is purporting to act on behalf of First National Bankshares, shall be deemed to be a breach of this Section 6.14 by First National Bankshares. First National Bankshares agrees that, as of the date hereof, it, its Subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other representatives and agents, shall immediately cease and cause to be terminated any existing activities, discussions and negotiations with any Third Party (other than Fifth Third and its representatives) conducted heretofore with respect to any Acquisition Proposal.

6.15 Restructuring Efforts. If First National Bankshares shall have failed to obtain the requisite vote or votes of its shareholders for the consummation of the transactions contemplated by this Agreement at a duly held meeting of its shareholders or at any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction provided for herein (it being understood that neither party shall have any obligation to alter or change the amount or kind of the Merger Consideration in a manner adverse to such party or its shareholders) and to resubmit the transaction to the First National Bankshares shareholders for approval.

6.16 Executive Benefit Trust. Notwithstanding anything herein to the contrary, in no event shall First National Bankshares (a) take any action under the terms of any First National Bankshares Benefit Plan, employment agreement, change in control agreement or similar arrangement relating to the payment thereof or funding of obligations thereunder which would have the effect of increasing any such payments or funding, nor will First National Bankshares adopt or implement any new such plan, agreement or arrangement, without the prior written consent of Fifth Third, or (b) make any payments or fund any obligations under any First National Bankshares Benefit Plan, employment agreement, change in control agreement or similar arrangement that First National Bankshares deems are mandatory or required thereunder without prior written notice to Fifth Third; provided, however, that First National Bankshares shall continue to be able to make salary and other compensation payments in the ordinary course of business consistent with past practice to its employees.

6.17 No Multiple Change of Control Payment. First National Bankshares shall take such action as is necessary so that any officer, director or employee of Southern Community or First Bradenton, upon the consummation of the Southern Community Merger or the First Bradenton Merger respectively, receives any type of payment under a change of control agreement, severance agreement, or otherwise in connection with those mergers, respectively, shall not be entitled to receive any such payment upon the consummation of the Merger.

6.18 Non-Compete Agreements. First National Bankshares shall use its reasonable best efforts to have each Director of any First National Bankshares Banking Subsidiary and each person who served as a Director of Southern Community or First Bradenton as of August 1, 2004 or at any time thereafter prior to the consummation of the Southern Community Merger or the First Bradenton Merger, respectively, execute and deliver to First National Bankshares a non-compete agreement with terms substantially identical to those in the Non-Compete Election Notice (as defined herein) being delivered by each member of the Board of Directors of First National Bankshares pursuant to Section 7.3(d).

ARTICLE VII. CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been adopted by the requisite affirmative votes of the holders of First National Bankshares Common Stock entitled to vote thereon.

(b) Listing or Quotation. The shares of Fifth Third Common Stock which shall be issued to the shareholders of First National Bankshares upon consummation of the Merger shall have been qualified for quotation or listing on the securities market or stock exchange in which Fifth Third’s securities principally trade, subject to official notice of issuance.

(c) Regulatory Approvals. All regulatory approvals set forth in Section 3.4 and Section 4.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(d) Form S-4. The Form S-4 shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, materially restricts or makes illegal consummation of the Merger.

(f) Tax Opinion. First National Bankshares and Fifth Third shall have received the opinion of a nationally recognized tax advisor, (acceptable to FNB, First National Bankshares and Fifth Third) as required by 2.04 (e)(iv) of the Tax Disaffiliation Agreement dated as of January 1, 2004, by and between FNB and First National Bankshares (the “Disaffiliation Agreement”), reasonably satisfactory to First National Bankshares and Fifth Third, that the Merger, the Southern Community Merger, and the First Bradenton Merger, individually or in the aggregate, will not cause Section 355(e) or (f) of the Code to apply to the Distribution or the Internal Distribution as such terms are defined in the Disaffiliation Agreement, such opinion to be given pursuant to an engagement letter entered into by a nationally recognized tax advisor on terms mutually agreeable to First National Bankshares and Fifth Third.

7.2 Conditions to Obligations of First National Bankshares. The obligation of First National Bankshares to effect the Merger is also subject to the satisfaction or waiver by First National Bankshares at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Subject to the standard set forth in Section 9.2, the representations and warranties of Fifth Third set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and First National Bankshares shall have received a certificate signed on behalf of Fifth Third by the Chief Executive Officer and the Chief Financial Officer of Fifth Third to the foregoing effect.

(b) Performance of Obligations of Fifth Third and Fifth Third Financial. Fifth Third and Fifth Third Financial shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and First National Bankshares shall have received a certificate signed on behalf of Fifth Third by the Chief Executive Officer and the Chief Financial Officer of Fifth Third to such effect.

(c) Federal Tax Opinion. First National Bankshares shall have received the opinion of Smith, Gambrell & Russell LLP in form and substance reasonably satisfactory to First National Bankshares, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, (i) the Merger will constitute a reorganization under Section 368(a) of the Code, (ii) First National Bankshares will be a party to a reorganization within the meaning of Section 368(b) of the Code, (iii) no gain or loss will be recognized by holders of First National Bankshares Common Stock who exchange their First National Bankshares Common Stock for Fifth Third Common Stock pursuant to the Merger (except with respect to any cash received in lieu of a fractional share interest in Fifth Third Common Stock), (iv) the tax basis of the Fifth Third Common Stock received (including fractional shares deemed received and redeemed) by holders of First National Bankshares Common Stock who exchange their First National Bankshares Common Stock for Fifth Third Common Stock in the Merger will be the same as the tax basis of the First National Bankshares Common Stock surrendered in exchange for the Fifth Third Common Stock (reduced by an amount allocable to a fractional share interest in Fifth Third Common Stock deemed received and redeemed), and (v) the holding period of the Fifth Third Common Stock received (including fractional shares deemed received and redeemed) by holders who exchange their First National Bankshares Common Stock for Fifth Third Common Stock in the Merger will be the same as the holding period of the First National Bankshares Common Stock surrendered in exchange therefor, provided that such First National Bankshares Common Stock is held as a capital asset at the Effective Time. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of First National Bankshares, Fifth Third and Fifth Third Financial, reasonably satisfactory in form and substance to it.

7.3 Conditions to Obligations of Fifth Third. The obligation of Fifth Third and Fifth Third Financial to effect the Merger is also subject to the satisfaction or waiver by Fifth Third and Fifth Third Financial at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Subject to the standard set forth in Section 9.2, the representations and warranties of First National Bankshares set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and Fifth Third shall have received a certificate signed on behalf of First National Bankshares by the Chief Executive Officer and the Chief Financial Officer of First National Bankshares to the foregoing effect.

(b) Performance of Obligations of First National Bankshares. First National Bankshares shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Fifth Third shall have received a certificate signed on behalf of First National Bankshares by the Chief Executive Officer and the Chief Financial Officer of First National Bankshares to such effect.

(c) Federal Tax Opinion. Fifth Third shall have received the opinion of Alston & Bird LLP in form and substance reasonably satisfactory to Fifth Third, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger (i) will be treated as a reorganization within the meaning of Section 368(a) of the Code, (ii) Fifth Third Financial will be a party to a reorganization within the meaning of Section 368(b) of the Code, (iii) no gain or loss will be recognized by holders of First National Bankshares Common Stock who exchange their First National Bankshares Common Stock for Fifth Third Common Stock pursuant to the Merger (except with respect to any cash received in lieu of a fractional share interest in Fifth Third Common Stock), (iv) the tax basis of the Fifth Third Common Stock received (including fractional shares deemed received and redeemed) by holders of First National Bankshares Common Stock who exchange their First National Bankshares Common Stock for Fifth Third Common Stock in the Merger will be the same as the tax basis of the First National Bankshares Common Stock surrendered in exchange for the Fifth Third Common Stock (reduced by an amount allocable to a fractional share interest in Fifth Third Common Stock deemed received and redeemed), and (v) the holding period of the Fifth Third Common Stock received (including fractional shares deemed received and redeemed) by holders who exchange their First National Bankshares Common Stock for Fifth Third Common Stock in the Merger will be the same as the holding period of the First National Bankshares Common Stock surrendered in exchange therefor, provided that such First National Bankshares Common Stock is held as a capital asset at the Effective Time. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of First National Bankshares, Fifth Third and Fifth Third Financial, reasonably satisfactory in form and substance to it.

(d) Director Non-Competition Notices. Each member of the Board of Directors of First National Bankshares shall have delivered to First National Bankshares a Non-Compete Election Notice (the “Non-Compete Election Notice”) pursuant to the terms of the First National Bankshares Directors Change of Control Plan (the “Change

of Control Plan”); provided, however, that, prior to the Effective Time, First National Bankshares shall amend its Change of Control Plan to provide that the terms of the non-compete provisions in paragraph (a) of the Non-Compete Election Notice shall apply for a period of twelve (12) months and the non-solicitation provisions in paragraphs (b), (c) and (d) of the Non-Compete Election Notice shall apply for a period of twenty-four (24) months. Upon delivery of the Non-Compete Election Notice, members of the Board of Directors as of the date hereof shall receive the Change of Control Non-Compete Payment (as defined in the Change of Control Plan).

(e) At or prior to the Effective Time, Fifth Third shall have entered into written employment agreements with each of (a) Gary L. Tice, (b) Kevin C. Hale, (c) Garrett S. Richter, and (d) Michael Morris on terms satisfactory to Fifth Third and each of the foregoing individuals.

(f) First National Bankshares shall have completed the Southern Community Merger as of September 3, 2004 and shall have taken any and all post-closing actions as contemplated in the Southern Community Merger Agreement.

(g) First National Bankshares shall have completed the First Bradenton Merger as contemplated in the First Bradenton Merger Agreement.

(h) First National Bankshares shall have provided Fifth Third with access to any Tax returns and other Tax related documents and records which Fifth Third, in its reasonable discretion, deems appropriate to conduct its due diligence review of the Taxes (including any issues relating to Section 355 of the Code and any issues related to the indemnification provisions of the Disaffiliation Agreement) and Tax returns of First National Bankshares, its Subsidiaries and any Affiliated Group of which First National Bankshares was a member prior to January 1, 2004 and Fifth Third shall have completed such due diligence review to its reasonable satisfaction.

ARTICLE VIII. TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the shareholders of First National Bankshares:

(a) by mutual consent of Fifth Third and First National Bankshares in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its respective entire Board of Directors;

(b) by either Fifth Third or First National Bankshares, upon written notice to the other party, if a Governmental Entity that must grant Fifth Third a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable; or any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, such action;

(c) by either Fifth Third or First National Bankshares, upon approval or action by their respective Board of Directors, by written notice to the other party, if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(d) by either Fifth Third or First National Bankshares, upon approval or action by their respective Board of Directors, if there shall have been a breach by the other party of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of First National Bankshares, in the case of a termination by Fifth Third, or Fifth Third, in the case of a termination by First National Bankshares, which breach either individually or in the aggregate would result in, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2 or Section 7.3, as the case may be, and which is not cured within thirty (30) days following written notice thereof to the breaching party or, by its nature, cannot be cured within such time period;

(e) by Fifth Third if the aggregate amount of consolidated shareholders’ equity (including Common Stock, Additional Paid-In Capital and Retained Earnings and excluding Accumulated Other Comprehensive Income) of First National Bankshares immediately prior to the Effective Time, as shown by and reflected in its books and records of accounts on a consolidated basis in accordance with GAAP, consistently applied, is less than $550,000,000.

(f) by either Fifth Third or First National Bankshares, if the required vote of First National Bankshares shareholders in favor of this Agreement shall not have been obtained upon a vote taken thereon at the duly convened First National Bankshares Shareholders Meeting or any postponement or adjournment thereof at which a vote on such was taken; provided, however, that the right to terminate this Agreement under this Section 8.1(f) shall not be available to any party that has failed to comply in all material respects with its obligations under Article VI;

(g) by either Fifth Third or First National Bankshares (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 9.2 of this Agreement or in material breach of any covenant contained in this Agreement) in the event that any of the conditions precedent to the obligations of such party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 8.1(c) of this Agreement;

(h) by Fifth Third, if the Board of Directors of First National Bankshares has authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose any Acquisition Proposal with any person other than Fifth Third;

(i) by First National Bankshares, pursuant to Section 6.14 hereof; or

(j) by Fifth Third, if at any time prior to the Effective Time the total number of issued and outstanding shares of First National Bankshares Common Stock and First National Bankshares Common Stock issuable upon the exercise of outstanding options, subscriptions, warrants, calls, rights, commitments or agreements of similar character exceeds 68,500,000 shares and of such number the number of shares issuable upon the exercise of outstanding options, subscriptions, warrants, calls, rights, commitments or agreements of similar character exceeds 7,000,000.

8.2 Effect of Termination. (a) In the event of termination of this Agreement by either First National Bankshares or Fifth Third as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Fifth Third or First National Bankshares or their respective officers or directors, except with respect to Sections 6.2(b), 8.2, 9.3, 9.4, 9.9 and 9.10, which shall survive such termination and except that no party shall be relieved or released from any liabilities or damages arising out of its breach of this Agreement.

(b) In the event that this Agreement is terminated:

(i) by either Fifth Third or First National Bankshares pursuant to Section 8.1(f) and prior to the First National Bankshares Shareholders Meeting, (x) the First National Bankshares Board of Directors shall have withdrawn its recommendation or refused to recommend to the shareholders of First National Bankshares that they vote to approve this Agreement and (y) there was an Acquisition Proposal that had not been withdrawn or rejected by First National Bankshares; or

(ii) by Fifth Third pursuant to Section 8.1(d) as a result of a material breach by First National Bankshares of Section 6.3 by reason of a failure to call the First National Bankshares Shareholders Meeting or a failure to prepare and mail to its shareholders the Proxy Statement/Prospectus; or

(iii) by Fifth Third pursuant to Section 8.1(h) or by First National Bankshares pursuant to Section 8.1(i);

then, on the business day following such termination, First National Bankshares shall pay to Fifth Third a termination fee equal to $50,000,000 (the “First National Bankshares Termination Fee”) by wire transfer of immediately available funds.

(c) In the event that this Agreement is terminated:

(i) by either Fifth Third or First National Bankshares pursuant to Section 8.1(f) and at the time of the First National Bankshares Shareholders Meeting (or at any adjournment thereof) an Acquisition Proposal shall have been publicly disclosed and not withdrawn; or

(ii) by Fifth Third pursuant to Section 8.1(d) as a result of any knowing, willful or intentional breach of this Agreement on the part of First National Bankshares (other than a material breach by First National Bankshares of Section 6.3 as set forth in Section 8.2(b)(ii) or of Section 6.14); provided that: (A) at the time of such termination First National Bankshares shall not be entitled to terminate the Agreement pursuant to Section 8.1(d); and (B) either (1) an Acquisition Proposal shall have been publicly disclosed at or before the time of such breach; or (2) an overture from a bona fide person or entity shall have been communicated to the First National Bankshares Board of Directors at or before the time of such breach to engage in an agreement, plan or transaction to acquire or purchase all or a substantial portion of the assets of or a substantial equity interest in, or to effect any recapitalization, liquidation or dissolution involving or a business combination or other similar transaction with, First National Bankshares or any First National Bankshares Subsidiary (including, without limitation, a bona fide tender offer or exchange offer to purchase First National Bankshares common stock) other than with Fifth Third or a Fifth Third Subsidiary.

and, within twelve months of any termination described in (c)(i), (ii) or (iii) above, First National Bankshares consummates, or enters into a definitive agreement with respect to consummation of, an Acquisition Proposal (an “Alternative Transaction Event”),

then,

First National Bankshares shall within five Business Days after the occurrence of such Alternative Transaction Event, pay to Fifth Third the First National Bankshares Termination Fee by wire transfer of immediately available funds.

(d) The First National Bankshares Termination Fee, if payable, will be the sole and exclusive remedy of Fifth Third for all claims under this Agreement other than for amounts payable pursuant to Section 8.2(e). If First National Bankshares fails to pay all amounts due to Fifth Third on the dates specified, then First National Bankshares shall pay all costs and expenses (including legal fees and expenses) incurred by Fifth Third in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in The Wall Street Journal, from the date such amounts were required to be paid until the date actually received by Fifth Third.

The parties acknowledge that the agreements contained in Sections 8.2(b) and 8.2(c) are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements, the parties would not have entered into this Agreement.

(e) In the event this Agreement is terminated pursuant to Sections 8.1(d), (h) or (i) or, under circumstances that trigger payment of the First National Bankshares Termination Fee, Section 8.1(f), the non-terminating party shall immediately reimburse the terminating party for its reasonable out-of-pocket expenses relating to the Merger in an amount not to exceed $3,000,000, which amount shall not be deemed an exclusive remedy or liquidated damages.

8.3 Amendment. Subject to compliance with applicable law and Section 1.1(b), this Agreement may be amended by the parties hereto, upon the approval of their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of First National Bankshares; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of First National Bankshares, there may not be, without further approval of such shareholders, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered hereunder to the holders of First National Bankshares Common Stock, other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of First National Bankshares, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof which reduces the amount or changes the form of the consideration to be delivered to the holders of First National Bankshares Common Stock hereunder, other than as contemplated by this Agreement. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX. GENERAL PROVISIONS

9.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date and at a place to be specified by the parties, which shall be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature or terms are to be satisfied or waived at Closing), unless extended by mutual agreement of the parties (the “Closing Date”).

9.2 Standard. No representation or warranty of First National Bankshares contained in Article IV or of Fifth Third contained in Article III shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article III, in the case of Fifth Third, or Article IV, in the case of First National Bankshares, has had or would be reasonably likely to have a Material Adverse Effect with respect to Fifth Third or First National Bankshares, respectively (disregarding for purposes of this Section 9.2 any materiality or Material Adverse Effect qualification contained in any representations or warranties). Notwithstanding the immediately preceding sentence, the representations and warranties contained in Section 3.2(a), Section 3.2(d), Section 3.3(a) and Section 3.3(b)(i), in the case of Fifth Third, and Section 4.2(a), Section 4.2(d), Section 4.3(a) and Section 4.3(b)(i), in the case of First National Bankshares, shall be deemed untrue and incorrect if not true and correct in all material respects.

9.3 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall terminate in accordance with its terms) shall survive the Effective Time, except for Section 6.9 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.4 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the SEC filing fee relating to the Form S-4 shall be paid by Fifth Third and the costs and expenses of printing and mailing the Proxy Statement/Prospectus shall be borne equally by First National Bankshares and Fifth Third.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)    if to First National Bankshares, to:

First National Bankshares of Florida, Inc.

2150 Goodlette Road North

Naples, Florida 34102

Attention: Chairman and Chief Executive Officer

Telecopier: (239) 435-7658

with a copy to:

Robert C. Schwartz, Esq.

Smith, Gambrell & Russell, LLP

1230 Peachtree Street, N.E., Suite 3100

Atlanta, Georgia 30309-3592

Telecopier: (404) 685-7058

and

(b)    if to Fifth Third or Fifth Third Financial, to:

Fifth Third Bancorp

38 Fountain Square Plaza

Cincinnati, Ohio 45263

Attention: General Counsel

Telecopier: (513) 534-6757

9.6 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated. The Disclosure Schedules and each other Exhibit and Schedule shall be deemed part of this Agreement and included in any reference to this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

9.7 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Ohio, without regard to any applicable conflicts of law principles, except to the extent mandatory provisions of federal or Florida law apply.

9.10 Publicity. No party to this Agreement will issue or allow its Affiliates to issue any press release or make any other public announcements concerning this Agreement except with the prior approval (not to be unreasonably withheld or delayed) of the other party; provided, however, any party may make any such disclosure, public statements or announcements that it deems to be necessary and appropriate, after consultation with legal counsel, to comply with the rules or regulations of any securities exchange in connection with this Agreement and the transactions contemplated hereby and may make any and all such statements such party deems to be appropriate in any and all filings, prospectuses and other similar documents. Such party shall use its reasonable best efforts to provide the other parties with a copy of any such statements before any publication of same with a reasonable opportunity to review such disclosure; provided that, if the content of such statements is substantially similar to the content of a statement or disclosure previously provided to the other parties that was not objected to or revised by such other party, such disclosing party shall have no obligation to provide the other parties with a copy of such statement or disclosure.

9.11 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.9, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto, including employees, any rights or remedies hereunder.

IN WITNESS WHEREOF, First National Bankshares and Fifth Third have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

FIFTH THIRD BANCORP

By:	/s/ R. MARK GRAF
Name:	R. Mark Graf
Title:	Chief Financial Officer and Senior Vice President

FIFTH THIRD FINANCIAL CORPORATION

By:	/s/ R. MARK GRAF
Name:	R. Mark Graf
Title:	Chief Financial Officer and Senior Vice President

FIRST NATIONAL BANKSHARES OF FLORIDA, INC.

By:	/s/ KEVIN C. HALE
Name:	Kevin C. Hale
Title:	President and Chief Operating Officer

ANNEX B

Fairness Opinion of SunTrust Robinson Humphrey

August 1, 2004

Board of Directors

First National Bankshares of Florida, Inc.

2150 Goodlette Road North

Naples, FL 34102

Gentlemen:

We understand that First National Bankshares of Florida, Inc., a Florida corporation (the “Company”), is considering a transaction whereby the Company will be merged (the “Proposed Transaction”) with and into Fifth Third Bancorp, an Ohio corporation (“Fifth Third”). Pursuant to the terms and conditions of the Agreement and Plan of Merger (the “Merger Agreement”), to be dated as of the date hereof, by and between the Company and Fifth Third, among other things, each issued and outstanding share (other than certain shares specified in the Merger Agreement) of common stock of the Company, par value $0.01 per share (“Company Common Stock”), will be converted into 0.5065 (the “Exchange Ratio”) shares of common stock of Fifth Third, no par value (“Fifth Third Common Stock”). The terms and conditions of the Proposed Transaction are more fully set forth in the Merger Agreement.

We have been requested by the Company to render our opinion to the Board of Directors of the Company with respect to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Company Common Stock in the Proposed Transaction. Our opinion addresses the aggregate consideration to be received by the holders of Company Common Stock as a whole, without regard to size of holdings by individual shareholders, and we are not opining on the particular situations of specific shareholders.

In arriving at our opinion, among other things, we: (1) reviewed the July 30, 2004 draft of the Merger Agreement; (2) reviewed certain publicly available business and historical financial information and other data relating to the business and financial prospects of the Company and Fifth Third, including certain publicly available consensus financial forecasts and estimates relating to the Company and Fifth Third that were reviewed and discussed with the management of the Company and Fifth Third; (3) reviewed internal financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company that is not publicly available; (4) reviewed the reported prices and trading activity of the Company Common Stock and Fifth Third Common Stock, and compared those prices and activity with other publicly traded companies which we deemed relevant; (5) compared the historical financial results, present financial condition and stock market data of the Company and Fifth Third with those of publicly traded companies which we deemed relevant; (6) reviewed historical data relating to percentage premiums paid in acquisitions of publicly traded commercial banking companies since January 1, 2002; (7) reviewed certain pro forma effects of the Proposed Transaction on Fifth Third’s financial statements and potential benefits of the Proposed Transaction and discussed these items with the management of the Company and Fifth Third; and (8) compared the financial terms of the Proposed Transaction with the publicly available financial terms of certain other recent transactions which we deemed relevant. In addition, we have had discussions with members of the management of the Company and Fifth Third concerning their respective businesses, operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations, and considered such information, as we deemed appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information discussed with or reviewed by us in arriving at our opinion, and we have not assumed any responsibility or liability therefore. With respect to the financial forecasts, estimates, pro forma effects and estimates of synergies and other potential benefits of the Proposed Transaction provided to or discussed with us, we have assumed, at the direction of the management of the Company and without independent verification or investigation, that they have been reasonably prepared on bases reflecting the best currently available information, estimates and judgments of the management of the Company and Fifth Third and are otherwise reasonable. We have also assumed with your approval that the future financial results referred to herein that were provided to us by the Company and Fifth Third will be achieved, and the synergies and other potential benefits of the Proposed Transaction will be realized, at the times and in the amounts estimated by the management of the Company and Fifth Third. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company. We did not review individual credit files nor did we make any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of the Company or Fifth Third or any of their respective subsidiaries, and we were not furnished with any such evaluation or appraisal. In addition, we are not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect to such portfolios and, accordingly, we have assumed that the Company’s and Fifth Third’s allowances for losses are in the aggregate adequate to cover those losses.

We have assumed that the Proposed Transaction will be treated as a tax-free reorganization for federal income tax purposes. In addition, we have assumed, without independent verification, that the Proposed Transaction will not adversely affect the tax-free nature or other tax consequences of the Company’s spin-off from F.N.B. Corporation completed on January 1, 2004. We have also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or Fifth Third or on the expected benefits of the Proposed Transaction. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business.

Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. Our opinion does not address the relative merits of the Proposed Transaction as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to effect the Proposed Transaction. We have not been asked to, nor do we, offer any opinion as to any terms or conditions of the Merger Agreement or the form of the Proposed Transaction (other than, as described below, the Exchange Ratio). We express no opinion as to what the value of Fifth Third Common Stock will be when issued pursuant to the Merger Agreement or the prices at which it will trade or otherwise be transferable at any time. In rendering this opinion, we have assumed, with your consent, that the Merger Agreement does not differ in any respect from the draft we have examined and that Fifth Third and the Company will comply in all material respects with the terms of the Merger Agreement and that the Proposed Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement. It should be understood that, although subsequent developments or circumstances may affect this opinion, we do not have any obligation to update or revise the opinion.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is contingent upon the consummation of the Proposed Transaction, and we will receive a fee upon delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. We have also performed various investment banking services for the Company in the past and have received customary fees for such services. In the ordinary course of our business, we and our affiliates actively trade in the debt and equity securities of the Company and Fifth Third for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including SunTrust Banks, Inc.) may have other financing and business relationships with the Company and Fifth Third in the ordinary course of business. We and our affiliates (including SunTrust Banks, Inc.) also have provided certain investment banking and lending services to Southern Community Bancorp from time to time, including having acted as financial advisor in connection with its proposed merger with and into the Company, the consummation of which is a condition to completing the Proposed Transaction.

Based upon and subject to the foregoing, and such other factors as we deemed relevant, we are of the opinion as of the date hereof, that the Exchange Ratio is fair, from a financial point of view to the holders of Company Common Stock.

This opinion is being rendered at the behest of the Board of Directors and is for the benefit of the Board in its evaluation of the Proposed Transaction, and does not constitute a recommendation as to how any stockholder should act or vote with respect to any matters relating to the Proposed Transaction. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy statement/prospectus mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

SUNTRUST CAPITAL MARKETS, INC.

INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers

Section 1701.13(E) of the Ohio Revised Code provides that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful.

The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful. Section 1701.13(E)(2) further specifies that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of (a) any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent, that the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper, and (b) any action or suit in which the only liability asserted against a director is pursuant to Section 1701.95 of the Ohio Revised Code concerning unlawful loans, dividends and distribution of assets.

In addition, Section 1701.13(E) requires a corporation to pay any expenses, including attorney’s fees, of a director in defending an action, suit, or proceeding referred to above as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to both (1) repay such amount if it is proved by clear and convincing evidence that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation and (2) reasonably cooperate with the corporation concerning the action, suit, or proceeding. The indemnification provided by Section 1701.13(E) shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the articles of incorporation or code of regulations of Fifth Third.

The code of regulations of Fifth Third provides that Fifth Third shall indemnify each director and each officer of Fifth Third, and each person employed by Fifth Third who serves at the written request of the President of Fifth Third as a director, trustee, officer, employee or agent of another corporation, domestic or foreign, nonprofit or for profit, to the full extent permitted by Ohio law, subject to the limits of applicable federal law and regulation. Fifth Third may indemnify assistant officers, employees and others by action of the Board of Directors to the extent permitted by Ohio law.

Fifth Third carries directors’ and officers’ liability insurance coverage which insures its directors and officers and the directors and officers of its subsidiaries in certain circumstances.

Exhibits and Financial Statement Schedules

Document	Exhibit	Reference
Form of Amended and Restated Agreement and Plan of Merger dated September 22 2004 by and among Fifth Third Bancorp, Fifth Third Financial Corporation and First National Bankshares of Florida, Inc.	2.1	Included in Annex A

Second Amended Articles of Incorporation of Fifth Third Bancorp, as amended	3.1	Incorporated by Reference (1)

Code of Regulations of Fifth Third Bancorp, as amended	3.2	Incorporated by Reference (2)

Opinion of counsel employed by Fifth Third Bancorp as to the legality of the securities being issued	5.1	*

Opinion of Alston & Bird LLP to Fifth Third as to tax matters relating to the merger of First National with and into Fifth Third Financial	8.1

Opinion of Smith, Gambrell & Russell, LLP to First National as to tax matters relating to the merger of First National with and into Fifth Third Financial	8.2

Opinion of Alston & Bird LLP to Fifth Third and First National as to tax matters relating to Section 355(e) and (f) of the Internal Revenue Code	8.3

2003 Annual Report to Shareholders of Fifth Third Bancorp	13.1	Incorporated by Reference (3)

Consent of Deloitte & Touche LLP	23.1

Consent of Ernst & Young LLP	23.2

Consent of Hacker, Johnson & Smith PA	23.3

Consent of SunTrust Robinson Humphrey	23.4	Included in Annex B

Consent of counsel employed by Fifth Third Bancorp	23.5	Included in Exhibit 5.1

Consents of Alston & Bird LLP	23.6	Included in Exhibits 8.1 and 8.3

Consent of Smith, Gambrell & Russell, LLP	23.7	Included in Exhibit 8.2

A power of attorney where various individuals authorize the signing of their names to any and all amendments to this registration statement and other documents submitted in connection herewith was contained on the first page of the signature pages following Part II of this registration statement as originally filed	24.1	*

Fairness Opinion of SunTrust Robinson Humphrey (set forth in Annex B to the proxy statement/prospectus included in this registration statement)	99.1	Included in Annex B

Form of Proxy Card for Special Meeting	99.2

Form of Notice of Special Meeting of First National Shareholders	99.3

(1)	Incorporated by reference to Fifth Third’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.
(2)	Incorporated by reference to Fifth Third’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.
(3)	Incorporated by reference to Fifth Third’s Annual Report on Form 10-K filed for the year ended December 31, 2003.
*	Previously filed.

Undertakings

(1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Fifth Third’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(3) Fifth Third undertakes that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Fifth Third pursuant to the foregoing provisions, or otherwise, Fifth Third has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Fifth Third of expenses incurred or paid by a director, officer or controlling person of Fifth Third in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Fifth Third will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(5) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(6) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(7) The undersigned Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10 (a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (7)(a)(i) and (7)(a)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by Fifth Third pursuant to section 13 or 15 (d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(b) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Fifth Third has duly caused this Amendment No. 1 to Registration Statement No. 333-119280 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio, on October 15, 2004.

FIFTH THIRD BANCORP

By:	/s/ GEORGE A. SCHAEFER, JR
George A. Schaefer, Jr. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement No. 333-119280 has been signed by the following persons in the capacities and on the dates indicated.

Principal Executive Officer:

/s/ GEORGE A. SCHAEFER, JR. George A. Schaefer, Jr. President and Chief Executive Officer	Date: October 15, 2004

Principal Financial Officer:

/s/ R. MARK GRAF R. Mark Graf Chief Financial Officer and Senior Vice President	Date: October 15, 2004

Principal Accounting Officer:

/s/ DAVID J. DEBRUNNER David J. DeBrunner Controller and Vice President	Date: October 15, 2004

Directors of the Company:

/s/ DARRYL F. ALLEN* Darryl F. Allen	Date: October 15, 2004

/s/ JOHN F. BARRETT* John F. Barrett	Date: October 15, 2004

/s/ JAMES P. HACKETT* James P. Hackett	Date: October 15, 2004

/s/ JOAN R. HERSCHEDE* Joan R. Herschede	Date: October 15, 2004

/s/ ALLEN M. HILL* Allen M. Hill	Date: October 15, 2004

/s/ ROBERT K. KOCH, II* Robert L. Koch, II	Date: October 15, 2004

/s/ MITCHEL D. LIVINGSTON, PH.D.* Mitchel D. Livingston, Ph.D.	Date: October 15, 2004

/s/ KENNETH W. LOWE* Kenneth W. Lowe	Date: October 15, 2004

/s/ HENDRIK G. MEIJER* Hendrik G. Meijer	Date: October 15, 2004

/s/ ROBERT B. MORGAN* Robert B. Morgan	Date: October 15, 2004

/s/ JAMES E. ROGERS* James E. Rogers	Date: October 15, 2004

/s/ GEORGE A. SCHAEFER, JR. George A. Schaefer, Jr.	Date: October 15, 2004

/s/ JOHN J. SCHIFF, JR.* John J. Schiff, Jr.	Date: October 15, 2004

/s/ DUDLEY S. TAFT* Dudley S. Taft	Date: October 15, 2004

/s/ THOMAS W. TRAYLOR* Thomas W. Traylor	Date: October 15, 2004

* /s/ GEORGE A. SCHAEFER, JR. George A. Schaefer, Jr. as attorney-in-fact pursuant to a power of attorney already filed